Exhibit 99.1

MINERAL RESOURCE ESTIMATE UPDATE

NI 43-101 Technical Report

Warintza Project, Ecuador

Effective Date:

July 1, 2024

Prepared for:

Solaris Resources Inc.

Suite 555, 999 Canada Place
Vancouver, BC V6C 3E1

Qualified Person	Company
Mario E. Rossi	GeoSystems International, Inc.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Certificate of Qualified Person

I, Mario E. Rossi, do hereby certify that:

1.	I am currently employed as President and Principal Geostatistician by GeoSystems International, Inc. 2385 NW Executive Center Dr., Suite 100, Boca Raton, Florida, 33431, USA.

2.	This certificate applies to the report titled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador”, with an effective date of July 1, 2024 (the “Report”).

3.	I am a graduate of the Universidad Nacional de San Juan, Argentina, with a Mining Engineering Degree in 1985. I am also a graduate of Stanford University, California, USA, with a MSc in Geostatistics in 1988. I have been practicing my profession since 1985, and my relevant experience for the purpose of this Report includes work in resource estimation of several Cu-Mo-Au open-pit mines and development projects. I have worked on and been involved with National Instrument 43-101 studies and reports on several projects, including several porphyry copper projects in Chile, Perú, and Argentina, among others.

4.	I am a Registered Member of the Society of Mining Engineers (SME) of the USA, RM# 2770000.

5.	I am also a Fellow with the Australasian Institute of Mining and Metallurgy (AusIMM), Fellow# 205464.

6.	I visited the Warintza Project in Ecuador from October 27 to 29, 2021, including the Project site, Solaris offices in Patuca and Macas (Morona Santiago Province), the core logging and storage facilities in Quito, and ALS’s sample preparation laboratory, also in Quito.

7.	I am responsible for the overall content of this Report.

8.	I am the author and QP of the previous Technical Report, entitled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)”, with an effective date of April 1, 2022.

9.	I am independent of Solaris Resources Inc. as defined in Section 1.5 of National Instrument 43-101.

10.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence, and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Instrument 43-101.

11.	At the effective date of the Report, to the best of my knowledge, information, and belief, this Report contains all the scientific and technical information that is required to be disclosed to make the Report not misleading.

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.	I have read the Report and National Instrument 43-101 - Standards for Disclosure of Mineral Projects and Form 43-101F1. This Report has been prepared in compliance with that instrument and form.

Dated this September 5, 2024 in Boca Raton, Florida, USA.

“Signed and Sealed”

Mario E. Rossi, RM-SME; Fellow, AusIMM; GeoSystems International, Inc.

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table of Contents

1.0	Summary	16
1.1	Introduction	16
1.2	Property Description and Ownership	16
1.3	Geology and Mineralization	17
1.4	Mineral Resource Estimate	17
1.5	Conclusions and Recommendations	20
2.0	Introduction	23
2.1	Terms of Reference	23
2.2	Units, Currency, and Abbreviations	23
3.0	Reliance on Other Experts	29
3.1	Mineral Tenure, Surface Rights, Agreements, and Environmental Information	29
4.0	Property Description and Location	30
4.1	Project Location and Area	30
4.2	Licenses and Mineral Tenure	31
4.3	Royalties	31
4.4	Mineral Rights in Ecuador	31
4.5	Environmental Obligations	32
4.6	Permits	33
	Mining Title	33
	Environmental Registry	33
	Certificate of Intersection	33
	Forestry Permit	33
	Hazardous Waste Generator Registration	33
	Biotic Collection Permit	33
	Certification of Non-Affectation of Water Sources	34
	Permit to Use Water for Human Consumption	34
	Permit to Use Water for Industrial Use	34
	Sworn Declaration of Non-Impact to Infrastructure	34
	Annual Exploration Report	34
	Patent Payments	34
	Fuel Permit	34

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

	Mineral Transportation Permit	34
	Archeological Investigation Authorization	35
4.7	Environmental Licensing for Advanced Exploration Phase	35
5.0	Accesibility, Climate, Local Resources, Infrastructure, and Physiography	36
5.1	Topography, Elevation, and Vegetation	36
5.2	Access	37
5.3	Proximity to Population Centre and Transport	37
5.4	Infrastructure and Personnel	37
6.0	History	41
6.1	Property Ownership Changes	41
6.2	Exploration by Previous Owners	42
6.2.1	Surface Geochemistry	42
6.2.2	Geophysics	44
6.3	Historic Mineral Resource Estimates	44
6.3.1	Mineral Resource Estimate (Ronning and Ristorcelli, 2006)	45
6.3.2	Mineral Resource Estimate (Ronning and Ristorcelli, 2018)	46
6.4	Historical Production	47
7.0	Geological Setting and Mineralization	48
7.1	Regional Geology	48
7.1.1	Subandean and Cordillera del Cóndor Geology	48
7.1.2	Regional Metallogeny	50
7.2	Geologic Features of the Warintza Cluster	51
7.3	Warintza Central	52
7.4	Warintza East	57
8.0	Deposit Types	59
9.0	Exploration	60
9.1	Introduction	60
9.2	Geochemical Sampling	60
9.3	Geophysical Surveys	67
10.0	Drilling	68
10.1	Drilling Procedures	75
10.2	Core Handling Procedures	76

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.0	Sample Preparation, Analyses, and Security	78
11.1	Sample Preparation and Analyses	80
11.1.1	2000-2001 Drilling Campaign	80
11.1.2	2020-2021 Drilling Campaign	81
11.1.3	2022-2024 Drilling Campaign Sampling Procedures	82
11.2	Sample Security	83
11.2.1	2000-2001 Drilling Campaign	83
11.2.2	2020-2021 Drilling Campaign	83
11.2.3	2022-2024 Drilling Campaign	84
11.3	Quality Control and Quality Assurance Program	85
11.3.1	2000-2001 Drilling Campaign	85
11.3.2	2020-2021 Drilling Campaign	86
11.3.3	2022-2024 Drilling Campaign	92
11.4	Data Adequacy	103
11.4.1	2000-2001 Drilling Campaign	103
11.4.2	2020-2021 Drilling Campaign	103
11.4.3	2022-2024 Drilling Campaign	103
11.5	Author’s Opinion	104
12.0	Data Verification	105
12.1	Drill Hole Location Verification	105
12.1.1	2020-2021 Drilling Campaign	105
12.1.2	2022-2024 Drilling Campaign	106
12.2	Geological Data Verification and Interpretation	106
12.2.1	2000-2001 Drilling Campaign	106
12.2.2	2020-2021 Drilling Campaign	107
12.2.3	2022-2024 Drilling Campaign	107
12.3	Assay Verification	109
12.3.1	2000-2001 Drilling Campaign	109
12.3.2	2020-2021 Drilling Campaign	109
12.3.3	2022-2024 Drilling Campaign	110
12.4	Data Adequacy	111
12.4.1	2020-2021 Drilling Campaign	111

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.4.2	2022-2024 Drilling Campaign	111
13.0	Mineral Processing and Metallurgical Testing	112
13.1	Resource Development, Inc., Test Work	112
13.2	Current Testing	115
13.2.1	Mineralogy / Comminution Test Work Completed	115
13.3	Planned Metallurgical Test Work Scope (New Samples)	121
13.4	Sample Representativity	122
14.0	Mineral Resource Estimates	123
14.1	Database	123
14.2	Exploratory Data Analysis	124
14.2.1	In-situ Bulk Density	126
14.3	Geological Models and Estimation Domains	126
14.3.1	Additional Interpreted Volumes	136
14.3.2	Estimation Domain Definition	137
14.3.2	In-situ Bulk Density Domains	144
14.4	Outlier Grade Control	146
14.5	Composites	148
14.6	Spatial Clustering	150
14.7	Contact Analysis	151
14.8	Variography	153
14.9	Block Model and Grade Estimation	158
14.10	Validation	164
14.10.1	Visual Validation	164
14.11	Statistical Validation	165
14.12	Classification of Mineral Resources	168
14.13	Reasonable Prospects of Eventual Economic Extraction	171
14.14	Mineral Resource Inventory	172
14.15	Factors That May Affect the Mineral Resource Estimate	175
15.0	Mineral Reserve Estimate	176
16.0	Mining Methods	177
17.0	RECOVERY Methods	178
18.0	Project Infrastructure	179

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

19.0	Market Studies and Contracts	180
20.0	Environmental Studies, Permitting & Social OR Community Impact	181
21.0	Capital and Operating Costs	182
22.0	Economic Analysis	183
23.0	Adjacent Properties	184
24.0	Other Relevant Informtion	187
25.0	Interpretation and Conclusions	188
25.1	Risks and Uncertainties	188
25.1.1	Risks and Uncertainties Affecting the Resource Estimate	188
25.1.2	Risks and Uncertainties Affecting Potential Additional Discoveries	189
26.0	Recommendations	190
26.1	Drilling Program	190
26.2	Pre-Feasibility Study	190
27.0	REFERENCES	191
27.1	Additional Internal Documentation and References	193

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

List of Tables

Table 1: Warintza Mineral Resource at 0.25 % CuEq Cut-Off Grade, Effective July 1, 2024	18
Table 2: Warintza Mineralization Cut-Off Grade Sensitivity	19
Table 3: Abbreviations and Measurement Units	24
Table 4: Warintza Concessions	31
Table 5: Exploration and Exploitation Phases	32
Table 6: Summary of Surface Samples from the Warintza Property	42
Table 7: Warintza Central Deposit Inferred Mineral Resource Estimate – Primary Zone	45
Table 8: Warintza Central Deposit Inferred Mineral Resource Estimate – Enriched Zone	46
Table 9: Warintza Central Deposit Inferred Mineral Resource Estimate – Total	46
Table 10: Warintza Central Deposit Inferred Mineral Resource Estimate – Primary Zone	47
Table 11: Warintza Central Deposit Inferred Mineral Resource Estimate – Enriched Zone	47
Table 12: Warintza Central Deposit Inferred Mineral Resource Estimate – Total	47
Table 15: Historical Sampling	60
Table 16: Recent Surface Sampling	62
Table 17: Summary of Drilled Meters by Year	68
Table 18: 2020 to 2024 Assay Results	68
Table 19: Collar Locations	71
Table 20: Sample Composite Lengths Applied to Sample Based on Mineralized Zone Character	80
Table 21: Table of Assays and QA/QC Samples Submitted	80
Table 22: Sample Preparation Protocol from ALS Chemex Quito	82
Table 23: Summary of the overall QA/QC Program to date for Warintza	85
Table 24: Acceptance Criteria for Duplicates (Precision)	87
Table 25: Acceptance Criteria for CRMs (Accuracy)	87
Table 26: Acceptance Criteria for Blanks (Contamination)	87
Table 27: Differences Between Reference Materials Expected, Measured Value and Overall Bias Condition (Source: GSI 2022)	91
Table 28: Differences Between Reference Materials Expected, Measured Value and overall bias. Source: GSI 2024.	97
Table 29: Comparison of Re-Assays (Ck) to Original (Or) Assay Data	110
Table 30: Head Grades of Warintza Metallurgical Sample	112
Table 31: Calculated Bond’s Work Index for Warintza Sample	113

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 32: Grind Time Requirements for Targeted Grind Size	113
Table 33: Summary of Rougher Flotation Results	114
Table 34: Second-Cleaner Concentrate Product Quality	115
Table 35: QEMSCAN Bulk Mineralogy	116
Table 36: QEMSCAN Cu Deportment	117
Table 37: Cu Sulfide Liberation (Distribution % of Cu Sulfides)	118
Table 38: Cu Sulfide Liberation (Distribution % of Pyrite)	118
Table 39: Pyrite Liberation (Distribution % of Pyrite)	119
Table 40: Head Assays for Samples and Master Composite	119
Table 41: Detection Limits for Elements Assayed and Not Listed	120
Table 42: Summarized SMC Test Results	120
Table 43: Bond Ball Mill Work Index (BWi) Summarized Test Results	121
Table 44: Ball Mill Work Index (BWi) Hardness/Resistance to Breakage Classification Ranges	121
Table 45: Summary Warintza Drill Database	123
Table 46: Lithology Codes Used in Modelling	127
Table 47: Alteration Codes Used in Modelling	127
Table 48: Mineralization Zone Codes Used in Modelling	127
Table 49: Warintza Cu Estimation Domains	141
Table 50: Warintza Mo Estimation Domains	141
Table 51: Warintza Au Estimation Domains	142
Table 52: Warintza In-situ Bulk Density Estimation Domains	145
Table 53: Summary Outlier Restriction by Domain, Cu	147
Table 54: Summary Outlier Restriction by Domain, Mo	148
Table 55: Summary Outlier Restriction by Domain, Au	148
Table 56: Cu Correlograms Models by Domain	155
Table 57: Mo Correlograms Models by Domain	156
Table 58: Au Correlograms Models by Domain	157
Table 59: Cu Estimation Plans by Domain	159
Table 60: Mo Estimation Plans by Domain	160
Table 61: Au Estimation Plans by Domain	161
Table 62: Values Used for Assignment When Not Estimated, Only Within The Drill Hole Influence Envelope, by Metal and Domain.	162
Table 63: In-situ Bulk Density Estimation Plans by Domain	163

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 64: In-situ Bulk Density Assigned Values by Domain (after discarding data outside ±3*Standard Deviation)	163
Table 65: Global Means by Domain, Nearest-Neighbour Model, and Estimated Grades, Cu	166
Table 66: Global Means by Domain, Nearest-Neighbour Model and Estimated Grades, Mo	166
Table 67: Global means by Domain, Nearest-Neighbor Model, and Estimated Grades, Au	167
Table 68: Summary Average Distances (Closest; Farthest; and Average) of all 2m Composites Used to Estimate Blocks, by Resource Class.	170
Table 69: Warintza Conceptual Resource Pit Parameters	171
Table 70: Warintza Mineral Resource at 0.25 % CuEq Cut-Off Grade, Effective July 1, 2024	173
Table 71: Warintza MRE’s Cut-Off Grade Sensitivity	174

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

List of Figures

Figure 1: Location Map of the Warintza Project	30
Figure 2: Monthly Average Rainfall, Warintza Project	36
Figure 3: Regional Infrastructure Map	39
Figure 4: Unsealed Airstrip Access at Warintza Village	40
Figure 5: Property Soil and Rock Geochemistry Summarizing Cu Results	43
Figure 6: Property Soil and Rock Geochemistry Summarizing Mo Results	44
Figure 7: Location of the Warintza Cluster Within Zamora Batholith	49
Figure 8: Simplified Geologic Map of Warintza Cluster	50
Figure 9: Simplified Geologic Cross Section of Warintza Cluster	52
Figure 10: Simplified Geologic Cross Section Through Warintza Central	53
Figure 11: Historical Cu Soil and Rock Geochemistry Map of Warintza Cluster	61
Figure 12: Historical Mo Soil and Rock Geochemistry Map of Warintza Cluster	61
Figure 13: Warintza Soil and Stream Sediments Cu Anomalies	63
Figure 14: Warintza Soil and Stream Sediments Mo Anomalies	63
Figure 15: Caya Stream Sediment Anomalies	64
Figure 16: Caya and Mateo Au in Soil Samples Geochemistry	65
Figure 17: Caya and Mateo As in Soil Samples Geochemistry	65
Figure 18: Caya and Mateo in Sb Soil Samples Geochemistry	66
Figure 19: Caya and Mateo in Cu Soil Samples Geochemistry	66
Figure 20: Caya and Mateo in Mo Soil Samples Geochemistry	67
Figure 21: Drilling Completed	76
Figure 22: Warintza Project, Central Core Shed Facilities in Quito, Ecuador	78
Figure 23: Warintza Project. Lima Office, Peru (left) and Central Core Shed Facilities (right) in Quito, Ecuador. Source: GSI (2024).	79
Figure 24: Warintza Project. Central Core Shed Facilities in Quito, Ecuador. Source: GSI (2024).	79
Figure 25: Laboratory Sample Reception and Preparation - ALS Quito, Ecuador	81
Figure 26: Sample Boxes Waiting to be Picked Up from Drilling Platform by Helicopter	83
Figure 27: Samples in Patuca for Transport to Quito-Core Shed Facilities	84
Figure 28: Samples Arrival to the ALS Laboratory - Quito, Ecuador	84
Figure 29: ALS Chemex Contamination Chart Control for Au, Cu and Mo. (PB=pulp blank, CB= coarse blank)	88

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 30: Control Charts of Reference Materials for Au, Cu, and Mo - ALS Chemex Laboratory	89
Figure 31: Control Charts of Reference Materials for Au, Cu, and Mo - Bureau Veritas Laboratory	90
Figure 32: ALS Chemex vs Bureau Veritas Contamination Chart Control for Au, Cu and Mo (PB= pulp blank)	93
Figure 33: ALS Chemex Contamination Chart Control for Au, Cu and Mo (CB= coarse blank)	94
Figure 34: ALS Chemex Contamination Chart Control for Au, Cu and Mo (PB=pulp blank)	95
Figure 35: ALS Chemex. Certificate Reference Materials for Cu and Mo	96
Figure 36: ALS Chemex vs Bureau Veritas. Certificate Reference Materials for Cu and Mo.	97
Figure 37: Certified Cu and Mo reference materials used. ALS Chemex results are shown. Overall Bias Condition is Good.	98
Figure 38: Field Duplicate Control Charts Au – ALS Chemex Laboratory	99
Figure 39: Field Duplicate Control Charts Cu – ALS Chemex Laboratory	100
Figure 40: Field Duplicate Control Charts Mo – ALS Chemex Laboratory	100
Figure 41: Pulp Duplicate Control Charts Au – Bureau Veritas Laboratory	101
Figure 42: Pulp Duplicate Control Charts Cu – Bureau Veritas Laboratory	102
Figure 43: Pulp Duplicate Control Charts Mo – Bureau Veritas Laboratory	102
Figure 44: Drilling Platform PE-01, Drill Hole SLSE-08	106
Figure 45: Meterage Control and Geology, Drill Hole SLSE-08	107
Figure 46: Review of Holes Drilled in 2022-2023, Quito, 2024	108
Figure 47: Update of Re-Logged Drillings and Review of 3D Models, Quito, 2024	108
Figure 48: Pulp Samples Selected for Independent Re-Assaying	110
Figure 49: QEMSCAN Cu Deportment	117
Figure 50: Plan View of Warintza Drill Holes	123
Figure 51: Warintza Global Histogram and Basic Statistics, Cu (%)	124
Figure 52: Warintza Global Histogram and Basic Statistics, Mo (%)	125
Figure 53: Warintza Global Histogram and Basic Statistics, Au (g/t)	125
Figure 54: Box and Whisker Plot, In-situ Bulk Density Values by Lithology	126
Figure 55: Cross Section 9,648,060N Showing Lithology, Final Interpreted Model	128
Figure 56: Box and Whisker Plot, Cu Grade by Lithology Codes	129
Figure 57: Box and Whisker Plots, Mo (L) and Au (R) Grades by Lithology Codes	130
Figure 58: Cross Section 9,648,060N Showing Alteration, Final Interpreted Model	131
Figure 59: Box and Whisker Plot, Cu Grade by Alteration Codes	132
Figure 60: Box and Whisker Plots, Mo (L) and Au (R) Grades by Alteration Codes	133

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 61: Cross Section 9,648,060N Showing Mineralization Zones (Minzone), Final Interpreted Model	134
Figure 62: Box and Whisker Plot, Cu Grade by Minzone Codes	135
Figure 63: Box and Whisker Plots, Au (left) and Mo (right) Grades by Minzone Codes	136
Figure 64: 3D View to the NNW Showing the 0.1% Total Cu Grade Shell (Red); Drill Hole Influence Envelope (Magenta); and the 10% Sulfate (Anhydrite/Gypsum) Grade Shell (Yellow)	137
Figure 65: Q-Q Plot, Cu, Example of two lithologies that are grouped	139
Figure 66: Q-Q Plot, Cu, Example of two preliminary domains that cannot be grouped	139
Figure 67: Cross Section 9,648,060N Showing Cu Estimation Domains	140
Figure 68: Box and Whisker Plots with summary statistics, Cu Grades by Cu Estimation Domains	142
Figure 69: Box and Whisker Plots with summary statistics, Mo Grades by Mo Estimation Domains	143
Figure 70: Box and Whisker Plots with summary statistics, Au Grades by Au Estimation Domains	144
Figure 71: Box and Whisker Plots, Bulk Density Domains	145
Figure 72: Probability Plot, Cu, Estimation Domain 5, Warintza	147
Figure 73: Conditional Cu Grade Means by Composite Length (Blue),	149
Figure 74: Histogram and Basic Statistics, Cu, Domain 8, 2 m Composites	149
Figure 75: Probability Plot, Cu, Domain 8, 2 m Composites	150
Figure 76: Declustered Histogram and Basic Statistics, Cu, Domain 8, 2 m Composites	151
Figure 77: Contact Profile, Cu, Domains 8-9 Contact	152
Figure 78: Contact Matrix, Cu. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).	152
Figure 79: Contact Matrix, Mo. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).	153
Figure 80: Contact Matrix, Au. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).	153
Figure 81: Correlogram Model, Cu, Domain 13. Views of the Model Parameters (Left); Main Orientations for the Two Structures Modelled (Central); and Three Directions with the Fitted Model, approximately on the main directions of anisotropy.	154
Figure 82: Warintza Central and Warintza East, Cu Grade Estimates and 2m Cu composites, Section N9648060, ±12.5m window	164
Figure 83: Warintza Central and Warintza East, Cu Grade Estimates and 2m Cu composites, 875m Plan View, ±7.5m window	165
Figure 84: Drift Plots, Cu	167
Figure 85: Drift Plots, Mo	168
Figure 86: Drift Plots, Au	168

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 87: Warintza Resource Classification Plan View, Level 800 m	170
Figure 88: Warintza Resource Classification East West Section, N9648100	171
Figure 89: Map of Concessions, Known Prospects and Mines Surrounding Warintza Property	186

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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

1.0	Summary

1.1	Introduction

The purpose of this report is to disclose an updated Mineral Resource Estimate (“MRE” or the “Resource”) for the Warintza Project (“Warintza” or the “Project”) located in southeastern Ecuador and owned by Solaris Resources Inc. (“Solaris” or the “Company”).

Mario E. Rossi, FAusIMM, SME, IAMG, Principal Geostatistician of Geosystems International Inc. (“GSI”), prepared this technical report (the “Report”). Mr. Rossi is a Qualified Person (“QP”) pursuant to National Instrument 43-101 (“NI 43-101”) and is independent of Solaris Resources under Section 1.5 of NI 43-101. Mr. Rossi has over 35 years of experience in mining and geostatistics, mineral resource and reserves estimation, audits, and reviews in over 200 mining projects at various stages of development and operation. GSI is an independent, international mining consulting practice offering services specializing in porphyry deposits from exploration through feasibility, mine planning, and production.

This Report has an effective date of July 1, 2024. All information and assumptions discussed in this Report were determined as of the effective date. In Section 1, tables and production statistics are reported in metric units. All prices and costs used in this Report are based on US Dollars (USD).

The Report supersedes the prior Technical Report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022 (the “2022 MRE”).

1.2	Property Description and Ownership

The Warintza Project is located in southeastern Ecuador, in the Province of Morona Santiago. It occupies the district of San Miguel de Conchay and San Antonio in the Limón Indanza Canton and San Carlos de Limón in the San Juan Bosco Canton. In the Project area, there are communities that identify themselves as belonging to the Shuar original peoples (96%) and to mixed ethnicity (4%).

The Project is situated 85 kilometers (“km”) east of the major city of Cuenca in a rural part of the Cordillera del Cóndor, an inland mountain range forming the border between Ecuador and Peru. The property is centered at 3º10’ S latitude and 78º17’ W longitude (PSAD-56 UTM Zone 17S: 800186E; 9648676N). The Project can be accessed by an unpaved road from the nearest national Highway 45, approximately 20 km from the Warintza Project. An unsealed, approximately 550 meters (“m”) long, airstrip at the village of Warintza provides additional access to the Project by airplane or helicopter.

The Project is 100% owned by Solaris and includes nine metallic mineral concessions covering 268 square kilometers (“km²”) (“Warintza Property” or the “Property”). Four concessions with an area of 10 km² are permitted for exploration activities, including drilling and path construction. There are four additional concessions contiguous with the original concession and one concession to the northwest. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40 km² adjacent to the Warintza Property and interpreted to host porphyry copper and epithermal gold potential.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The climate of the Project is classified as tropical, with an average annual temperature of 23.0°C and average annual rainfall of 1,827 millimetres (“mm”). Rainfall is significant year-round but peaks in March, whereas the temperature is consistent year-round. From a mineral exploration point of view, the Property can be explored year-round.

The terrain surrounding the Project is mountainous to rolling hills and valleys, with elevations from 1,000 m to 2,700 m above mean sea level.

1.3	Geology and Mineralization

The Property is underlain by Jurassic supracrustal volcanic and sedimentary rocks of the Mishuallli Member of the Chapiza Formation, as well as Jurassic granitoids of the Zamora Batholith. These rocks are intruded by a series of plutonic and porphyritic intrusions of intermediate composition, from quartz-monzonite, through to granodiorite, to diorite, emplaced as outliers of the Zamora batholith in proximity to its eastern contact with Misahualli volcanic and volcano-sedimentary rocks.

The Warintza porphyry cluster consists of six known deposits. Porphyry copper bearing dikes and stocks at Warintza Central, the original discovery, were principally emplaced in precursor plutonic stocks, whereas Warintza South and Warintza East intruded Misahuallí volcanic and volcano-sedimentary rocks. Late Jurassic syn-mineralization porphyry that hosts the Warintza Central deposit is of similar age to other nearby porphyry and epithermal deposits in the Zamora copper-gold belt (e.g., Fruta del Norte, Mirador).

Warintza Central is a calc-alkalic copper-molybdenum porphyry deposit with copper mineralization (but not molybdenum) partly redistributed by supergene processes to form leached and underlying supergene-enriched zones that both overlie primary mineralization. Warintza East has been further explored in the 2022-2024 period, with now 40 drill holes. Other discoveries have been made on the Property, including Warintza Southeast, Warintza West, Warintza South and Patrimonio but only partially drill-tested, with additional copper-molybdenum anomalies at El Trinche and elsewhere on the Property.

1.4	Mineral Resource Estimate

The MRE was prepared by the QP and includes estimates of copper (“Cu”), molybdenum (“Mo”), and gold (“Au”) resources and was based on over 101,000 m of diamond drilling data. Additionally, the QP also estimated in-situ bulk density values from 3,166 samples available.

Cu grades were estimated based on 16 separate domains, while Mo was based on seven domains and Au on eight domains. These domains are, in turn, based on the underlying geologic model prepared by Solaris, validated by the QP, and include a lithology model, an alteration model, and a mineralization model. Also, available structural information was used in the interpretation of the Warintza geologic model by conditioning the three-dimensional shapes of the interpreted lithologies, alterations, and mineralization types.

Detailed statistical and geostatistical analyses were used to develop the grade estimation strategy, including the definition of an appropriate composite length; the restriction of outlier grades (capping); contact (grade profile) analysis for all domains and for the three metals; the use of correlogram models to understand and apply the continuity of grades within each domain; and the overall grade estimation strategy applied in the resource estimates.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The grades estimated into the block model were properly validated using statistical and visual tools, concluding that the grade estimates are reasonable.

Resource classification was implemented on the nominal notion that at least two drill holes are required within distances of between 30 m and of 60 m, depending on the geologic domain, to declare a block Measured mineral resources; blocks with two drill holes up to 100 m distance were classified as Indicated mineral resources. And blocks with two drill holes within distances up to 220 m were classified as Inferred mineral resources. The final coding into the resource model blocks of the classification was completed by interpreting by hand, on plan level, the Measured and Indicated Mineral Resource areas. Additional conditions were imposed, such as no Measured mineral resources in the Warintza East. Also, there are no Measured or Indicated mineral resources in El Trinche and Patrimonio areas.

The mineral resources have been developed according to the 2014 CIM Definition Standards and were prepared according to CIM Best Practice Guidelines (CIM, 2019), reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

To assess the “Reasonable Prospects for Eventual Economic Extraction,” the QP constrained the overall estimated grades by running a pit optimization on the block model. The results of the pit optimization were used solely to test the “Reasonable Prospects for Eventual Economic Extraction” by an open-pit and do not represent an attempt to estimate mineral reserves.

The open-pit mineral resources in the Warintza Project within the constraining optimized pit shell are reported at a 0.25% CuEq cut-off grade, summarized in Table 1.

Table 1.

Table 2 presents Warintza’s mineralization sensitivity analysis to several cutoff grades, including a higher 0.5% CuEq cutoff.

Table 1: Warintza Mineral Resource at 0.25 % CuEq Cut-Off Grade, Effective July 1, 2024

Notes to Table 1:

1.	The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

4.	Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m × 25m × 15m.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral Resources estimate is at a 0.25% CuEq cut-off grade.
8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the mineral resource estimate is July 1, 2024.

Table 2: Warintza Mineralization Cut-Off Grade Sensitivity

Cut-off	Category	Tonnage	Grade
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)
0.15%	Measured	246	0.61	0.45	0.02	0.05
	Indicated	836	0.44	0.30	0.02	0.04
	M&I	1,082	0.48	0.34	0.02	0.04
	Inferred	3,135	0.27	0.20	0.01	0.04
0.25% (Base Case)	Measured	232	0.64	0.47	0.02	0.05
	Indicated	677	0.49	0.34	0.02	0.04
	M&I	909	0.53	0.37	0.02	0.05
	Inferred	1,426	0.37	0.27	0.01	0.04
0.35%	Measured	207	0.68	0.50	0.03	0.06
	Indicated	497	0.56	0.40	0.02	0.05
	M&I	704	0.60	0.43	0.02	0.05
	Inferred	640	0.47	0.34	0.02	0.05
0.50%	Measured	157	0.76	0.56	0.03	0.06
	Indicated	269	0.69	0.50	0.03	0.05
	M&I	427	0.71	0.52	0.03	0.06
	Inferred	177	0.62	0.45	0.02	0.07

Notes to Table 2:

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

1.	The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.
4.	Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral Resources estimate is at a base case of 0.25% CuEq cut-off grade and other estimates at varying cut-off grades are included only to demonstrate the sensitivity of the Mineral Resources estimate and are not the QP’s estimate of the Mineral Resources for the property.
8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the mineral resource estimate is July 1, 2024.

Cautionary Note

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reported mineral resources include material classified as Inferred mineral resources that have a lower level of confidence than Measured and Indicated mineral resources and, as such, cannot be converted to mineral reserves. It is reasonably expected that most of the Inferred mineral resources could be upgraded to the Indicated category through further exploration.

1.5	Conclusions and Recommendations

Warintza is a highly prospective Cu-Mo-Au porphyry deposit within the Cordillera del Cóndor. Exploration efforts in the belt have identified numerous porphyries, Au skarn, and epithermal Au deposits, all related to Late Jurassic magmatism. Warintza is a typical cluster of porphyry systems that has the potential to become an important Cu-Mo-Au resource, while the potential for other deposit types exists but have not been explored.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Warintza Central and Warintza East are the main subjects of this MRE. Mineralization extensions are known at Warintza Southeast located southeast of Warintza East, and El Trinche and Patrimonio, to the South and Southwest of Warintza Central.

After over 101,000 m of core drilling, which have tested mainly the Warintza Central and Warintza East areas, with some additional drilling in El Trinche and Patrimonio areas, this MRE confirms previous estimates and shows increased tonnage amenable to open-pit mining. It also shows that the mineralization is open in several directions and that there are additional areas which have significant target footprints, adjacent and nearby to the MRE, that require further exploration.

Infill drilling is required within both Warintza Central and Warintza East, and to a more limited extent, El Trinche and Patrimonio. Drilling to date has mostly defined all limits of mineralization, so the main priority is to further increase confidence. There is a reasonable expectation that additional drilling to the southwest of Warintza Central may result in an increase in the known dimensions of the deposit.

Straightforward grass-roots exploration techniques work well in the Cordillera del Cóndor. Numerous porphyry deposits have been discovered in the area by initial panned concentrate stream sediment sampling, followed by prospecting, rock sampling, ridge soil sampling, grid soil sampling, and finally, scout drill-testing of geochemical anomalies. At Warintza, there are additional targets that have yet to be investigated by drilling.

Early exploration at Warintza prior to Solaris’ involvement was hampered by community and social issues, and although this still presents a risk, efforts by the Company have allowed for the development of a supportive relationship and advancement of the Project. The return of the surface rights covering the Shuar communities, along with ongoing community consultation and community development efforts, have culminated in the Company entering into an Impact and Benefits Agreement with the host communities.

Significant additional metallurgical testing is currently ongoing, and a full characterization of Warintza’s mineralization is still pending. In the meantime, this MRE utilizes the same metallurgical recovery assumptions as in past estimates. It is merited that, after completing a more detailed metallurgical characterization, a Pre-Feasibility Study (“PFS”) be developed, which will require a more complete understanding of the mineralization’s response to beneficiation methods. It has been assumed from the testing completed to date, plus comparisons to similar porphyry deposits, it is likely that mineralization is amenable to conventional metallurgical processes.

Additional diamond core drilling for the Warintza Central deposit is recommended. There are two simultaneous objectives: resource expansion and increase in resource confidence (categorization). While there has been a significant upgrade in terms of Measured and Indicated categories, further infill drilling should be completed to increase confidence in the central part of Warintza Central and Warintza East, mainly targeting the expected minable portions of the deposit. If additional geologic information warrants it, targeting new areas of higher-grade mineralization (supergene enrichment or high-grade primary mineralization) should be prioritized.

Recent drilling has extended near surface, high-grade mineralization to the north, northwest and southeast of the MRE. The primary open vectors are to the northwest, southwest and to the southeast. Drilling is underway from a step-out platform to the northwest to test the connection to West and Central.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The same approach is being taken with step-out platforms to the southwest. These represent opportunities for a major expansion of the MRE in a significantly enlarged pit.

A geometallurgical program is recommended and ongoing for flowsheet development and optimization, in addition to assessing the mineralization’s heterogeneity. Comminution variables such as SAG power and Bond Mill indices should be tested for in different domains, as well as metallurgical recovery variability from composites and variability tests. This program is expected to cost $4 million and will support the preparation of the PFS below.

Infill drilling, resource expansion drilling testing lateral open extensions, geo-metallurgical and geotechnical drilling to support a PFS based on an updated mineral resource estimate should be completed. The combined objectives are likely to require approximately an additional 60,000 m of drilling. Together, these drilling programs are expected to cost approximately $20 million.

It is also recommended that a total of no less than 5% of the meters drilled in mineralization be tested for in-situ bulk density.

Based on the results of the MRE for Warintza, the QP recommends further developing the Project through the completion of a PFS. The PFS will form the basis for the mine development plan and will include detailed scopes, schedules, and work plans for inputs to a Feasibility Study. It is recommended that the PFS be advanced contemporaneously with, and not be contingent on positive results from, the aforementioned drilling and geometallurgical program. In addition to the aforementioned drilling and geometallurgical program to support the PFS, Solaris has estimated a budget of $8 million to complete the PFS. Solaris will continue to develop environmental, social, health, safety, and security programs in parallel to support the exploration program and technical studies.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

2.0	Introduction

2.1	Terms of Reference

Solaris commissioned the Author to prepare this Report on the Warintza Project in Ecuador to update the previous mineral resource estimate at the Project.

Essentially, all the technical data and much of the Ecuadorian legal and regulatory information in this Report was obtained by the Author from employees or representatives of Solaris Resources and its subsidiary, Lowell Mineral Exploration Ecuador S.A. (“Lowell”). This includes documents received and personal communications in the form of face-to-face conversations, telephone conversations, and email.

Mr. Rossi visited the Warintza Project in Ecuador from October 27 to 29, 2021. Mr. Rossi visited the Project site, Solaris’ offices in Macas and Quito, as well as the sample preparation laboratory in Quito.

2.2	Units, Currency, and Abbreviations

Unless otherwise stated, all currencies are expressed in USD with metric units applied throughout this Report. ‘Section’ and ‘Item’ have been used interchangeably in this Report. Abbreviations and units are shown in Table 3.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 3: Abbreviations and Measurement Units

%	Percent
% w/w	% Of Solid Mass in Liquid Mass
°	Degrees
°C	Degrees Celsius
µm	Micron
3D	Three-Dimensional
AAS	Atomic Absorption Spectrometry
AB	Air Blast
AG	Auger
Ag	Silver
ARD	Acid Rock Drainage
As	Arsenic
Au	Gold
BD	Bulk Density
BLEG	Bulk Leach Extractable Gold
BOCO	Base of Complete Oxidation
Capex	Capital Expenditure
BWI	Bond’s work index
CIM	Canadian Institute of Mining, Metallurgy, and Petroleum
cm	Centimeter(s)
CMP	Composite
CN	Cyanide
COEF	Coefficient
COG	Cut-off Grade
CRM	Certified Reference Material
CSV	Comma Separated Value
Cu	Copper
CuEq	Copper equivalent
CV	Coefficient of Variation
DBA	Database Administrator
DC	Diamond Core
DD	Diamond Drill
DFS	Definitive Feasibility Report
DH	Drill Hole
DDH	Diamond Drill Hole
EIA	Environmental Impact Assessment
EIS	Environmental Impact Study
EM	Electromagnetic

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

EMP	Environmental Management Plan
EMS	Environmental Management Systems
EOH	End of Hole
EOM	End of Month
EPA	Environmental Protection Agency (USA)
EPCM	Engineering, Procurement and Construction Management
EPMA	Electron Probe Microanalysis
ESE	East-Southeast
ESIA	Environmental And Social Impact Assessment
EXP	Exploration
FA	Fire Assay
FS	Feasibility Study
g	Gram(s)
G&A	General And Administration
g/cm3	Grams Per Cubic Centimetre
g/t	Grams Per Tonne
Ga	Giga-Annum
GIS	Geographic Information System
GPS	Global Positioning System
h	Hour(s)
ha	Hectare(s)
HSE	Health, Safety, And Environment
ICMC	International Cyanide Management Code
ICP AES	Inductively Coupled Plasma Emission Spectrometry
ICP MS	Inductively Coupled Plasma Mass Spectrometry
ID2	Inverse Distance Squared
ID3	Inverse Distance Cubed
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
ILR	Intensive Leach Reactor
IP	Induced Polarization
ISO	International Standards Organization
IT	Information Technology
JV	Joint Venture
K	Thousand
kg	Kilogram(s)
kL	Kilolitre
Km	Kilometer(s)
km²	Square Kilometers
koz	Kilo Ounce/Thousand Ounce (Troy)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

kt	Thousand Tonnes
kW	Kilowatt
L	Litre
lbs	Pounds
m	Meter(s)
m2	Square Meter(s)
m3	Cubic Meter(s)
M	Million
M+I	Measured and Indicated
Ma	Million Years Ago
MAMSL	Meters Above Mean Sea Level
masl	Meters Above Sea Level
mm	Millimetre(s)
Mo	Molybdenum
MOU	Memorandum Of Understanding
MRE	Mineral Resource Estimate
Mt	Million Tonnes
Mtpa	Million Tonnes Per Annum
N	North
NE	Northeast
NI 43-101	Canadian Securities Administrators National Instrument 43-101
NNE	North-northeast
NPV	Net Present Value
NSR	Net Smelter Revenue
OK	Ordinary Kriging
OPEX	Operating Expenditure
oz	Ounce (Troy)
oz/ton	Troy Ounce Per Short Ton
PAG	Potentially Acid Generating
Pb	Lead
pH	Acidity Scale
PFS	Pre-Feasibility Study
ppb	Part Per Billion
ppm	Part Per Million
PSAD-56	Provisional South American datum
P80	80% Passing Through Grind Test
Q1, Q2, Q3, Q4	Quarter One, Quarter Two, Quarter Three, Quarter Four
QA/QC	Quality Assurance/Quality Control
QA	Quality Assurance

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

QC	Quality Control
QEMSCAN	Quantitative Evaluation of Materials by Scanning Electron Microscopy
QP(s)	Qualified Person(s)
QQ	Quantile-Quantile
QSP	Quartz Sericite Pyrite
Qtz	Quartz
QV	Quartz Veins
RBU	Remuneración Básica Unificada (Annual Ecuadorian Wage Calculation)
RC	Reverse Circulation
RCD	Reverse Circulation with Diamond Tail
RF	Revenue Factor
RHS	Right Hand Side
RQD	Rock Quality Designations
Sb	Antimony
SBM	Sub-Celled Block Model
SCC	Sericite-clay-chlorite
SD	Standard Deviation(s)
SE	Southeast
SEC	U.S. Securities and Exchange Commission
SG	Specific Gravity
SGS	SGS Laboratories
SiO2	Silicon Dioxide (Silica)
SMU	Selective Mining Unit
SOX	Strongly Oxidized
SQL	Structured Query Language
t	Tonne(s)
t/m3	Tonnes Per Cubic Metre
TOFR	Top of Fresh Rock
Tpa	Tonnes Per Annum
TSF	Tailings Storage Facility
TSX	Toronto Stock Exchange
UCS	Unconfined Compressive Strength
US$	United States Dollars
USB	Universal Serial Bus
UTM	Universal Transverse Mercator
VTEM	Versatile Time-Domain Electromagnetic Surveying
W	West
WOX	Weakly Oxidized

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

XRD	X-Ray Diffraction
XRF	X-Ray Fluorescence
Zn	Zinc

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

3.0	Reliance on Other Experts

For the purpose of this Report, the QP has relied on Solaris Resources for information regarding legal and environmental information, as noted below.

3.1	Mineral Tenure, Surface Rights, Agreements, and Environmental Information

The QP has not reviewed the mineral tenure nor verified the legal status, ownership of the Property or underlying property agreements. The QP has fully relied upon and disclaims responsibility for information derived from Solaris experts derived as set out herein. This information is used in Section 4 of the Report.

The information regarding mineral tenure was reviewed and verified by Solaris’ local Ecuadorian counsel, Robalino Abogados as of the effective date of this report.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

4.0	Property Description and Location

4.1	Project Location and Area

The Warintza Property is in southeastern Ecuador in the province of Morona Santiago and the Limon Indaza Canton and San Carlos de Limón in the San Juan Bosco Canton. It is located 235 km southeast of Ecuador’s capital, Quito (as the crow flies), and 85 km ESE from the city of Cuenca (Figure 1). The Property is centered at 3º10’ S latitude and 78º17’ W longitude (PSAD-56 UTM Zone 17S: 800186E; 9648676N) within the Cordillera del Cóndor, a mountain range in the eastern Andes that locally forms the border between Ecuador and Peru.

Figure 1: Location Map of the Warintza Project

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

4.2	Licenses and Mineral Tenure

The Property is covered by nine metallic mineral concessions that collectively cover approximately 268 km² (26,774 hectares) and represented in Table 4. The mineral concessions are 100%-owned by Solaris.

Solaris has entered into a “Cooperation, Benefits and Access Agreement for the Development of the Warintza Project” (also referred to as Impact and Benefits Agreement), dated March 2022, and later updated in April 2024, with the local communities within the area of influence of the Warintza Project that, among other things, grants Solaris access and use of surface rights at the Warintza Project.

Table 4: Warintza Concessions

Name	Concession Number	Area (Ha)	Type	Registration Date	Good to Date
CAYA 21	101083	2,499	Concession	25/5/2010	7/2/2041
CAYA 22	101092	2,499	Concession	25/5/2010	7/2/2041
CURIGEM 9	100081	4,049	Concession	25/5/2010	27/10/2041
CURIGEM 9-1	10000938	950	Concession	8/4/2022	15/12/2036
CLEMENTE	90000337	1,601	Concession	31/3/2017	31/3/2042
MAIKI 01	90000310	4,072	Concession	8/3/2017	8/3/2042
MAIKI 02	90000311	4,304	Concession	8/3/2017	8/3/2042
MAIKI 03	90000313	2,500	Concession	31/3/2017	31/3/2042
MAIKI 04	90000314	4,300	Concession	8/3/2017	8/3/2042
	Grand Total	26,774

4.3	Royalties

A 2% net smelter royalty (NSR) is payable to South32 Royalty Investments Pty Ltd. (formerly BHP Billiton) on the Curigem 9, Curigem 9.1, Caya 21, and Caya 22 concessions. In addition, the Government of Ecuador mandates an NSR of between 3% to 8% for its benefit, which is negotiated and established in the exploitation agreement. To the Authors’ knowledge, there are no other royalties, back-in rights, or other agreements or encumbrances of a similar nature on the Property.

4.4	Mineral Rights in Ecuador

Concessions have a term of 25 years and can be renewed for additional periods of 25 years if applications for renewal are submitted before the expiration of the concessions. In order to maintain concessions in good standing, a fee must be paid by March 31 each calendar year for the Conservation Patent. The fees are based on a calculated annual minimum wage, Remuneración Básica Unificada (“RBU”). For each hectare, the Conservation Patent fees start at 2.5% of the RBU per annum for the Initial Exploration phase and increase to 5% for the Advanced Exploration phase and increases further as the Project advances (Table 5). Caya 21, Caya 22 and Curigem 9 concessions are in the Advanced Exploration phase, and the rest of the concessions are in the Initial Exploration phase.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Exploration expenditures are required annually based on the area of the concessions, and required expenditures increase each year. Excess spending can be carried over for a portion of the following year’s required expenditure.

The annual Conservation Patent payments for the Property have been made as of the issuance of this Report and are valid until March 31, 2025.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Table 5: Exploration and Exploitation Phases

Project Stage	Length of Time	RBU per hectare
Initial Exploration	Up to four years from the time the concessionaire obtained all the previous administrative acts, according to Art. 26 of the Mining Law.	2.5%
Advanced Exploration	Up to four years, the application must be made prior to the end of the Initial Exploration Period. The application must include a waiver of part of the surface initially granted.	5%
Economic Evaluation	Up to two years, starting once the Initial Exploration Period or the Advanced Exploration Period has ended. May be extended, on application, for up to an additional two years.	5%
Exploitation	Commences on the request of the concessionaire, which must be made prior to the end of the Economic Evaluation Period. Various requirements and conditions apply.	10%

4.5	Environmental Obligations

The Warintza Project successfully completed a phase change of the environmental license from initial Exploration to Advanced Exploration following the completion of an Environmental Impact Assessment (“EIA”) and community consultation process for Advanced Exploration in late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project and anticipates finalizing and submitting the EIA for the Exploitation phase of the Warintza Project for regulatory review and approval in the second half of 2024, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. Currently, Caya 21, Caya 22 and Curigem 9 concessions are in the Advanced Exploration phase, and the rest of the concessions are in the Initial Exploration phase.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

4.6	Permits

This section provides a summary of the permits that must be acquired to conduct the work proposed for the property. Except as otherwise disclosed, all such permits have been obtained.

Mining Title

The Undersecretary of Mines of the former Ministry of Non-Renewable Natural Resources resolved to grant the title of the concessions of Caya 21, Caya 22, and Curigem 9 (including Curigem 9.1 after the split of concession) for metallic minerals in favor of the Company and its subsidiary, Lowell, on May 3, 2010, a document through which the Ecuadorian State confers in legal and due from the personal right to prospect, explore, exploit, benefit, melt, refine, market, and close the mine of metallic mineral substances that may exist in said area.

Environmental Registry

Environmental Permits for initial exploration activities on Caya 21, Caya 22, and Curigem 9 (including Curigem 9.1 after the split of concession) with test or reconnaissance drilling (scout drilling) issued through Environmental Registry No. 025, on May 22, 2019.

Certificate of Intersection

The Intersection Certificate granted on February 10, 2016, establishes that the Project does not conflict with the National System of Protected Areas, State Forest Heritage, and Forests and Protective Vegetation.

Forestry Permit

The Ministry of the Environment approved the Forest Inventory and Economic Valuation of the Warintza Project on August 28, 2019.

Hazardous Waste Generator Registration

The Ministry of the Environment issued the Registry of Hazardous and/or Special Waste Generator No. SUIA-10-2019-MAE-DPAMS-00080 for the Warintza Project, on December 2, 2019.

Biotic Collection Permit

The Ministry of the Environment authorized on February 19, 2021, the collection of wildlife to be carried out in the Warintza Project to survey its baseline of the biotic component.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Certification of Non-Affectation of Water Sources

The former Secretary of Water granted the certificate of non-affectation of surface and underground sources, to the Warintza Project, on November 20, 2018, where it was established that it could continue with the water use authorization process.

Permit to Use Water for Human Consumption

The former Secretary of Water granted the Warintza Project permission to use water for human consumption on March 26, 2019.

Permit to Use Water for Industrial Use

The former Secretary of Water granted the Warintza Project permission to use water for industrial consumption on April 16, 2019 and on February 27, 2024.

Sworn Declaration of Non-Impact to Infrastructure

On December 27, 2017, the legal representative of the Project declared that the initial exploration activities do not affect roads, public infrastructure, telecommunications networks, military installations, or oil infrastructure, among others.

Annual Exploration Report

Annually, the Company reports the progress of exploration activities, machinery and equipment, facilities for activities, among others, to the Regulation and Control Agency.

Patent Payments

The Company makes the payment for the Conservation Patents for a value of 5% of the Unified Basic Remuneration (UBR) for each mining hectare of the Caya 21, Caya 22 and Curigem 9 concessions that are in the Advanced Exploration phase and 2.5% UBR for each mining hectare in the Curigem 9-1 concession which is in the Initial Exploration phase of all its concessions to the Internal Revenue Service.

Fuel Permit

The Hydrocarbons Regulation and Control Agency granted the permit for the purchase and sale of fuel on December 2, 2019.

Mineral Transportation Permit

The Agency for the Regulation and Control of Energy and Non-Renewable Natural Resources grants the mineral transport permit to the Project on a monthly basis.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Archeological Investigation Authorization

On June 8, 2024, the National Institute of Cultural Heritage granted the Archaeological Prospecting, Rescue, and Monitoring permit.

4.7	Environmental Licensing for Advanced Exploration Phase

Environmental Impact Studies of Caya 21, Caya 22 and Curigem 9 concessions were approved by the Ministry of Environment, Water and Ecological Transition, which served to obtain the Environmental Licenses for the Advanced Exploration phase.

Environmental Impact Study of Curigem 9.1 is under review by the Ministry of Environment, Water and Ecological Transition, which will serve to obtain the Environmental License for the Advanced Exploration phase.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

5.0	Accesibility, Climate, Local Resources, Infrastructure, and Physiography

5.1	Topography, Elevation, and Vegetation

The Warintza Property is located in an area of rugged terrain mixed with rolling hills and valleys, covered by heavy forest in areas and scrub or cleared land in others, with a humid tropical climate. Elevations within the concessions range from a low of approximately 1000 m above sea level in the main drainage to a high of approximately 2,700 m on the ridge tops. Typical hillside slopes are between 25º and 40º, with some local slopes that are nearly vertical.

The closest town to the Project is General Leonidas Plaza Gutiérrez, also referred to as Limón Indanza. The nearest major population centre is Macas. Small villages, including Warintza (~800 people) and Yawi (~400 people), occur proximal to the Property, with these communities party to an Impact and Benefits Agreement with the Company.

The Warintza area is classified as Af (tropical climate) in the Köppen-Geiger climate system. Over the course of a typical year, low temperatures range from 8°C to 10°C, while high temperatures range from 17°C to 20°C. Approximate rainfall over the course of a typical year averages 1,827 mm and is illustrated in Figure 2 below. From a mineral exploration point of view, the Warintza Property can be explored year-round.

Figure 2: Monthly Average Rainfall, Warintza Project

Source: www.worldweatheronline.com

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

5.2	Access

The nearest national Highway 45 is within approximately 20 km of the Warintza Project (Figure 3), with direct unpaved road access established to support logistics transportation and delivery of supplies. An unsealed, approximately 550 m long, airstrip at the village of Warintza provides additional good access to the Project (Figure 4) by airplane or helicopter.

The Project site includes four remote camps that provide access to drill platforms for exploration drilling. The walk from the village to the main campsite on the Project takes approximately one hour on a route that is four km long with an elevation gain of approximately 250 m.

5.3	Proximity to Population Centre and Transport

The closest town to the Project is General Leonidas Plaza Gutiérrez, also referred to as Limón Indanza. The nearest supply center connected to the national transportation infrastructure is the town of Macas, which provides good road connections and a commercial airport capable of handling commercial jet aircraft. Small aircrafts chartered in Macas can reach the airstrip at Warintza in approximately 30 minutes. The highly changeable weather and cloud cover can delay flights.

From the western end of the airstrip, the Warintza Central deposit is accessible on foot via a series of trails that are the principal means of transportation of crew and equipment. The exploration program is supported by road for transport of equipment, supplies, and core to facilities, with occasional support by helicopters.

5.4	Infrastructure and Personnel

The Project is not connected to existing electrical power infrastructure; however, the national electric grid is located approximately 20 km to the northwest of the Project nearby national highway 45. Solaris signed an MOU in March 2022 with the State electric company, Electric Corporation of Ecuador (“CELEC EP”), to supply low-cost, locally-sourced hydroelectric power to the Project. The author is aware of CELEC EP updating the Ecuadorian environmental plan for a 2.4 GW Santiago hydroelectric project development, which is a forthcoming, fully-permitted project on the northern property boundary of Warintza. It is highly likely that the Santiago hydroelectric power project will be a possible source of power for mine operations.

No studies have yet addressed the suitability of sites for infrastructure (e.g., tailings, processing plant sites) or the availability of resources (e.g., water, power, personnel) at Warintza.

Given the abundant rainfall and many streams on the Property, it is reasonable to assume that ample water supplies exist. The Author is not aware of any studies relating to specific sources for possible mine process waters.

Solaris employs many local residents in its exploration programs and has implemented training and education programs. However, there is no history of mining in the immediate vicinity, and hence no mining workforce is directly available. In a development scenario, a responsible operator would likely

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

utilize as much local labor as possible and implement training programs to develop the skills required for mining, possibly incorporating personnel from the two major mines in operation in the neighboring province of Zamora-Chinchipe.

Other projects in Ecuador with similar terrain, climate, and access (e.g., Mirador and Fruta del Norte located 48 km and 70 km, respectively, SSW of Warintza) have recently shown that similar conditions do not preclude mining. Detailed studies, however, are required to determine the sufficiency of surface rights and the availability of power, water, personnel, and mining infrastructure sites at Warintza. These are beyond the scope of this Report.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 3: Regional Infrastructure Map

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 4: Unsealed Airstrip Access at Warintza Village

Viewed Towards the Southwest. Warintza Central Deposit Underlies the Ridge in the Centre

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

6.0	History

The following description of the Warintza Project history is largely derived from Sivertz et al. (2006) and Ronning and Ristorcelli (2018).

6.1	Property Ownership Changes

Prior to 1994, no mineral exploration had been reported in the Warintza area. In that year, Gencor Limited (“Gencor”) began grassroots exploration of the Pangui project in southeastern Ecuador, which was directed at identifying Au mineralization in the Oriente foreland basin (Gendall et al., 2000). Following corporate restructuring of Gencor in 1997, Billiton PLC (“Billiton”) continued the Pangui project. Between 1994 and 1999, Billiton completed regional-scale geochemical and airborne magnetic-electromagnetic (EM) geophysical surveys over a large area and more detailed mapping and geochemical surveys of targets within it, ultimately leading to the initial drilling of several of the 10 regional-scale porphyry and skarn targets that were identified.

In April 2000, Billiton and Corriente Resources Inc. (“Corriente”) entered into an agreement covering 230 km² of mineral concessions in the southeastern part of Ecuador, which included Warintza. Under the agreement, Corriente could earn a 70% interest in each of the Billiton projects by completing a feasibility study and meeting certain financial and work commitments (Corriente Resource Inc. Annual Information Form, 2000). At the completion of each feasibility study, Billiton could elect to (a) back-in for a 70% interest by providing production financing, (b) retain a 30% working interest, or (c) dilute to a 15% Net Profit Interest (“NPI”). Corriente also entered into an exploration management arrangement whereby Lowell Mineral Exploration Ecuador S.A. could earn up to 10% of Corriente’s interest in certain properties in exchange for managing the exploration of the properties.

In 2002, Corriente purchased 100% of three of its optioned Ecuadorian properties (Mirador, San Carlos, and Panantza) from Billiton in return for a 2% NSR, of which 1% could be purchased for $2 million. In November 2003, Corriente announced that it had purchased 100% of the remaining Ecuadorian concessions it held under option from Billiton, including Warintza, for a 2% NSR with no buy-down and no back-in rights (Corriente Resources Inc. Annual Report, 2003).

By this time, Lowell had vested its 10% interest in Corriente’s Ecuadorian properties, including Warintza, Mirador, San Carlos-Panantza. In 2004, Lowell swapped its 10% interest in Corriente’s Ecuadorian properties for 100% interest in the Warintza Property (Corriente Resources Inc. Annual Report, 2004).

The four concessions (Caya 21, Caya 22, Curigem 9, and Curigem 9.1) were voluntarily placed under force majeure in 2006 by Lowell. Except for surface sampling in 2005-06, Lowell carried out no significant exploration on the Warintza Property after its acquisition in 2004. Instead, Lowell’s efforts were directed toward obtaining a social license for exploration and mining from the local Shuar communities.

In July 2013, Lowell Copper Inc. completed a reverse takeover of Waterloo Resources Ltd. to form Lowell Copper Ltd. (“Lowell Copper”).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

In October 2016, Lowell Copper merged with Gold Mountain Mining Corporation and Anthem United Inc. to create a new company, JDL Gold Corp. (“JDL”).

In March 2017, JDL merged with Luna Gold Corp. to form Trek Mining Inc. (“Trek”). In December 2017, Trek merged with NewCastle Gold Ltd. and Anfield Gold Corp. to form Equinox Gold Corp. In August 2018, Equinox spun out its copper assets, including the Warintza Property, into Solaris.

6.2	Exploration by Previous Owners

As described above, Warintza was a target that was generated from grassroots exploration in the Cordillera del Cóndor initiated by Gencor in 1994. Records of this early work at Warintza are unavailable, but according to Gendall et al. (2000), the first-pass exploration technique was panned concentrate stream sediment sampling. Anomalous drainages were followed up with prospecting and mapping in creeks and soil sampling of ridges in easily accessible areas. Collectively, these data sets led to the identification of four porphyry targets: Warintza Central, Warintza East, Warintza West, and Warintza South.

Once Billiton awarded the continuation of the exploration of the Warintza Project to Corriente, they proceeded to scout drill test the Warintza Central target, and based on early success, ultimately drilled 33 core holes (6,530 m) in two campaigns: February-April 2000 (16 holes; 2,391 m) and July-August 2001 (17 holes; 4,140 m). Drilling confirmed Warintza Central as a supergene-enriched Cu-Mo porphyry deposit. At the same time, mapping and litho-geochemical sampling were carried out over Warintza West (Vaca and León, 2001).

6.2.1 Surface Geochemistry

Analytical data for the surface samples collected by previous operators (quantities summarized in Table 6) have been compiled into a database.

Table 6: Summary of Surface Samples from the Warintza Property

Source: Equity (2019)

Sample Type	Count
Soil	981
Rock channel	256
Rock chip	240
Rock panel	15

Results for Cu and Mo soil and rock samples are summarized in the figures below. Cu in soil and rock does not perfectly outline the Warintza Central deposit, but it does effectively highlight the general area of the porphyry centre (Figure 5). Mo in soil and rock geochemistry is somewhat more restricted, but the patterns are similar (Figure 6).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The soil sampling pattern in both figures demonstrates the progression from ridge soil sampling to the establishment of a more detailed grid over the deposit. Rock samples are largely restricted to stream drainages where outcrop exposures are more abundant. Overall, surface sampling is a highly effective tool to identify exposed porphyry deposits, such as Warintza. Note that not all soil/rock anomalies have been drill-tested, and sampling is largely limited to easily accessible areas.

Legend
Soil Sample Points
Soil Anomaly > 400 ppm Cu
Rock Sample (Cu ppm)
50 - 500
500 - 1000
1000 - 3000
3000 - 11400
Tenure Boundary
Warintza West
Warintza Central
Warintza East
Warintza Deposit
El Trinche
Warintza South
797000E
798000E
799000E
800000E
801000E
802000E
803000E
804000E
805000E
806000E
9651000N
9650000N
9649000N
9648000N
9647000N
9646000N
9645000N
0
500
1000
1500
2000
2500 m
SOLARIS RESOURCES
Warintza Project
Soil & Rock Geochemistry (Cu ppm)
Near Cuenca, Ecuador
EQUITY
Date: 2019/11/25
Projection: UTM PSAD56 Zone 17S
Scale: 1:40000

Figure 5: Property Soil and Rock Geochemistry Summarizing Cu Results

Source: Equity 2019

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

797000E
798000E
799000E
800000E
801000E
802000E
803000E
804000E
805000E
806000E
9651000N
9650000N
9649000N
9648000N
9647000N
9646000N
9645000N
N
S
W
E
Legend
Soil Sample Points
Soil Anomaly > 30 ppm Mo
Rock Sample (Mo ppm)
5 - 30
30 - 50
50 - 80
80 - 1320
Tenure Boundary
Warintza West
Warintza Central
Warintza East
Warintza Deposit
El Trinche
Warintza South
0
500
1000
1500
2000
2500 m
SOLARISRESOURCES
Warintza Project
Soil & Rock Geochemistry (Mo ppm)
Near Cuenca, Ecuador
EQUITY
Date: 2019/11/25
Projection: UTM PSAD56 Zone 17S
Scale: 1:40000

Figure 6: Property Soil and Rock Geochemistry Summarizing Mo Results

Source: Equity (2019)

6.2.2 Geophysics

Internal program summary reports indicate that an airborne magnetics-EM survey was flown in 1999. The data from this survey is not available.

6.3	Historic Mineral Resource Estimates

Following the 2000-2001 Warintza drilling, three mineral resource estimates were prepared in 2001 and 2005 for the Warintza Central deposit (Vaca and León, 2001 and Suárez, 2005).

None of these early estimates were prepared in accordance with NI 43-101 and all of them were superseded by later estimates prepared in accordance with NI 43-101. As such, they are not considered significant and are not discussed further.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

6.3.1 Mineral Resource Estimate (Ronning and Ristorcelli, 2006)

In 2006, Mine Development Associates prepared a mineral resource estimate on the Warintza Central deposit for Lowell Copper Holdings Inc. (formerly known as Lowell Copper Inc.) (Ronning and Ristorcelli, 2006). It is based on data from all 33 holes and 2,142 analyses of Cu, Mo, and Au. Au was not included in the resource estimate as the Au grades were deemed too low to be of value.

The resource estimate used a geologically constrained model, dividing the Cu mineralization into three zones: leached, supergene-enriched, and hypogene or primary. All the Mo mineralization was modelled as primary, and it spans all three of the Cu zones. Only the supergene-enriched and primary zones were included in the mineral resource estimation.

The Warintza Central mineral resource estimate used kriging for estimation. Trials using two other estimation techniques—one employing a nearest-neighbor algorithm and the other an inverse distance squared algorithm—were also completed. A comparison of the results led to the conclusion that at the current drill spacing, the kriged model would give the most appropriate estimate.

Cu assays were capped at 1.5% Cu (primary) and 2.7% Cu (supergene-enriched). Only the primary zone was materially impacted by capping (reducing the mean grade by 4%), with no material difference to the mean grade of the supergene-enriched zone.

Variograms were calculated using 10 m composites for each Cu zone and for Mo, then used to estimate grades for individual blocks.

The 2006 mineral resource estimate used a CuEq cut-off grade; CuEq was calculated using an in-situ value ratio of six Cu to one Mo. At a cut-off grade of 0.3% CuEq, the Warintza Central deposit was estimated to contain an Inferred mineral resource of 195,000,000 tonnes grading 0.61% CuEq, or 0.42% Cu, and 0.031% Mo. Table 7, Table 8, and Table 9 present Ronning and Ristorcelli’s (2006) Inferred mineral resource estimate for the Warintza Central deposit.

Table 7: Warintza Central Deposit Inferred Mineral Resource Estimate – Primary Zone

Source: Ronning and Ristorcelli (2006)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 8: Warintza Central Deposit Inferred Mineral Resource Estimate – Enriched Zone

Source: Ronning and Ristorcelli (2006)

Table 9: Warintza Central Deposit Inferred Mineral Resource Estimate – Total

Source: Ronning and Ristorcelli (2006)

Mine Development Associates’ 2006 mineral resource estimate was prepared in accordance with NI 43-101 and uses resource categories stipulated by NI 43-101. The Company is not treating the 2006 historical estimate as a current mineral resource because it is superseded by the MRE presented herein (Section 14).

6.3.2 Mineral Resource Estimate (Ronning and Ristorcelli, 2018)

In 2018, Mine Development Associates updated their previous mineral resource estimate on the Warintza Central deposit for Equinox and Solaris (Ronning and Ristorcelli, 2018). It was based on the same database and geological model as used in the 2006 estimate and used the same estimation parameters. The 2018 mineral resource estimate was identical to the 2006 estimate, except for rounding differences and the inclusion of estimates above different cut-off grades (Table 10, Table 11, and Table 12).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 10: Warintza Central Deposit Inferred Mineral Resource Estimate – Primary Zone

Source: Ronning and Ristorcelli (2018)

Table 11: Warintza Central Deposit Inferred Mineral Resource Estimate – Enriched Zone

Source: Ronning and Ristorcelli (2018)

Table 12: Warintza Central Deposit Inferred Mineral Resource Estimate – Total

Source: Ronning and Ristorcelli (2018)

Mine Development Associates’ 2018 mineral resource estimate was prepared in accordance with NI 43-101 and classifies resources in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). The Company is not treating the 2018 historical estimate as a current mineral resource because it is superseded by the MRE presented herein (Section 14).

6.4	Historical Production

No ore production has been reported for the Warintza Property. There is no record of formal historical mining activity for the other target areas.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

7.0	Geological Setting and Mineralization

7.1	Regional Geology

This section summarizes the regional geologic setting and the salient geologic characteristics of the porphyry Cu-Mo-Au mineralization of the Warintza cluster located in the Cordillera del Cóndor range in the Andes of southeastern Ecuador. The herein defined Warintza cluster comprises of a series of discrete and partially coalescent porphyry Cu-Mo±Au deposits and prospects at Warintza Central, Warintza East, Warintza Southeast, Patrimonio, Warintza West, and Warintza South, of which the Warintza Central Warintza East, Warintza Southeast and Patrimonio deposits are currently at the most advanced exploration stage and included within this MRE. This section is based on a series of first-hand reviews of Warintza core by the Author during the second half of 2021. This section first describes the geologic setting of the Zamora belt to be followed by sections on the geology, alteration, and mineralization of the various target areas that compose the Warintza cluster, as per on-going exploration.

7.1.1 Subandean and Cordillera del Cóndor Geology

The Cordillera del Cóndor and Warintza cluster are located in the Subandean zone, a geologic domain underlining the eastern foothills of the Andes (Figure 7). On the west, the Cordillera del Cóndor is flanked by the Paleozoic and Mesozoic metamorphic belts and accreted terranes of the Cordillera Real (Aspden and Litherland, 1992; Litherland et al., 1994).

The Subandean zone was the site of rifting during the Permo-Triassic, where red-beds and alkaline volcanic rocks accumulated (e.g., Mitu Group in Peru) and were followed by deposition of carbonate sequences in the Late Triassic to Early Jurassic, as exemplified by the Pucará Group in central and northern Peru and the stratigraphically equivalent Santiago Formation in southeastern Ecuador (Tschopp, 1953). In the Jurassic, an andesite-dominated, calc-alkaline magmatic arc developed from Colombia, through Ecuador and into northern Peru, and gave rise to the Misahuallí Formation in Ecuador (Litherland et al., 1994) and equivalent formations in northern Peru, along with a series of batholithic-sized intrusions.

The volcanic-dominated sequences of the arc are considered partially equivalent to the Chapiza Formation, a continental red-bed package deposited farther east (Jaillard, 1997). Rocks of the Jurassic arc and the Chapiza Formation are unconformably overlain by a sequence of shallowly dipping, fluvial quartz sandstone of the Early Cretaceous Hollín Formation, which, in turn, is unconformably overlain by shale and limestone of the Napo Formation (Tschopp, 1953).

The Hollín and Napo Formations extend eastward beneath Cenozoic sedimentary strata of the Santiago basin, where they form part of the large hydrocarbon-bearing Oriente basin (Jaillard, 1997).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 7: Location of the Warintza Cluster Within Zamora Batholith

Source: Modified from Drobe et al. (2013)

The main expressions of the Jurassic arc magmatism along the Cordillera del Cóndor are the subduction-related, I-type, predominantly dioritic to granodioritic plutons of the >200 km-long, north-northeast-trending Zamora batholith (Litherland et al., 1994; Drobe et al., 2013; Leary et al., 2016). Early isotopic dating by the K-Ar and Rb-Sr method yielded ages of ~190 to 170 Ma for main-stage batholith emplacement (Litherland et al., 1994), but more modern dates by the Ar-Ar (hornblende) and U-Pb (zircon) methods have returned younger, Middle-Late Jurassic ages (~164-160 Ma; Chiaradia et al., 2009; Drobe et al., 2013).

Extensive roof pendants of shallowly dipping and metamorphosed, locally skarnified, volcano-sedimentary rocks within the Zamora batholith were included in the Late Triassic Piuntza unit of the Santiago Formation, while similar sequences adjacent to the batholith were assigned to the Misahuallí unit of the Chapiza Formation (Litherland et al., 1992, 1994). This stratigraphic convention is followed in this report. Volcanic rocks of the Misahuallí sequence yield Ar–Ar ages between ~172 and 162 Ma (Middle Jurassic; Romeuf et al., 1995, Spikings et al., 2001). However, more recently, rocks assigned to Misahuallí andesitic volcanism at Fruta del Norte were dated at ~157 to 154 Ma (Leary et al., 2016).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

In conjunction, the Zamora batholith and Misahuallí volcanic rocks are considered to represent the terminal events of a long-lived, subduction-related continental magmatic arc established on the western margin of the Amazon craton, with the Zamora batholith representing the plutonic roots and the Misahuallí rocks being the extrusive expressions, of the arc.

7.1.2 Regional Metallogeny

The principal ore deposits and prospects in the Subandean zone of southeastern Ecuador are hosted by the Zamora batholith and its associated volcano-sedimentary rocks and form part of a Jurassic metallogenic belt that extends from southern Colombia to northern Peru (Sillitoe and Perelló, 2005). With the exception of Fruta de Norte (Leary et al., 2016), most deposits and prospects are of porphyry Cu or skarn Au-Cu type (Gendall et al., 2000; Fontboté et al., 2004; Chiaradia et al., 2009; Drobe et al., 2013).

The Warintza cluster is part of the north-trending, 120 km-long, Late Jurassic Zamora Cu-Au belt (Drobe et al., 2013, Figure 8). The porphyry Cu and skarn mineralization in the region was originally named the Pangui belt by Gendall et al., (2000) and included deposits along the Río Zamora from San Carlos- Panantza deposits on the north to Mirador on the south, with Warintza as an eastern outlier. More recently, the belt has been expanded to comprise the Au skarn mineralization at Nambija and the epithermal Au deposit at Fruta del Norte (Drobe et al., 2013; Leary et al., 2016).

798000
800000
802000
804000
9650000
9648000
9646000
N
A
A'
B
B'
Warintza West
Warintza Central
Warintza East
El Trinche
Warintza South
Legend
Post mineral dacite
Granodiorite
Hydrothermal / magmatic breccia
Rhyolite to Rhyodacites
Andesite porphyry
Qz-monzonite
Diorite
Volcanics
Sediments
Section Line
SOLARIS RESOURCES
Warintza Project
Interpreted Property Geology
Plan Map
Warintza Central - West - East - South
DATUM:
WGS 1984 UTM Zone 17S
Date: 08/07/2024

Figure 8: Simplified Geologic Map of Warintza Cluster

Source: Solaris Resources Inc. (2022)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The northern deposits within the belt are Cu-Mo, whereas the southern deposits are Cu-Au, the latter exemplified by Mirador. Most deposits are genetically associated with the late-stage, plagioclase- and hornblende-bearing, andesitic to dacitic porphyry phases of the Zamora batholith, in part coeval with the calc-alkaline andesitic volcanism of the Misahuallí unit. Late Jurassic U-Pb (zircon) and Re-Os (molybdenite) ages from 157 to 153 Ma for the porphyry Cu-bearing subvolcanic intrusions and mineralization (Chiaradia et al., 2009; Drobe et al., 2013) confirm the comagmatic relationship between these late-stage phases of the batholith and porphyry Cu formation.

7.2	Geologic Features of the Warintza Cluster

The Warintza cluster (Figure 9) comprises of a series of discrete and partially coalescent porphyry Cu-Mo±Au deposits and prospects at Warintza Central, Warintza East, Warintza Southeast, Patrimonio, Warintza West, and Warintza South, of which the Warintza Central, Warintza East, Warintza Southeast and Patrimonio deposits are currently at the most advanced exploration stage and included within the MRE. A number of Cu-Mo soil geochemical anomalies likely represent additional porphyry-style mineralization, thereby covering an area of approximately 30 km². A broadly east-west-trending, approximate seven km-long, likely structurally controlled corridor of porphyry Cu centers is defined by the alignment of Warintza West, Warintza Central, and Warintza East, whereas Warintza South is located approximately three km to the south. All deposits and prospects display geologic features of the Cu-Mo clan, although Au is erratically present in some. For simplicity, in the following sections of this Report, the term “porphyry Cu” implies a general Cu-Mo-(Au) association of principal metals.

Geologically, the Warintza cluster is associated with a series of plutonic and porphyritic intrusions of intermediate composition, from quartz-monzonite, through granodiorite to diorite, emplaced as outliers of the Zamora batholith in proximity to its eastern contact with Misahualli volcanic and volcano-sedimentary rocks. Porphyry Cu-related contain variable proportions of plagioclase, biotite, and hornblende as principal phenocryst components.

With the exception of Warintza East, quartz is a minor phenocryst phase in most productive intrusions, although some is present in certain late mineral phases at Warintza West. Porphyry Cu-bearing dikes and stocks at Warintza Central were principally emplaced in precursor plutonic stocks, whereas Warintza South and Warintza East intruded Misahuallí volcanic and volcano-sedimentary rocks.

Warintza West is hosted by a magmatic-hydrothermal stockwork zone formed at the expense of a quartz-monzodioritic intrusion emplaced into a composite, dioritic to granodioritic pluton. Although no isotopic ages are available for Warintza, the geologic relationships suggest that the porphyry Cu mineralization of the cluster is part of the Zamora (Pangui) belt, a correlation also established in the literature (Gendall et al., 2000; Drobe et al., 2013; Leary et al., 2016).

The geologic structure of the Warintza cluster is poorly defined to date. The marked east-west alignment of porphyry Cu centers from Warintza West, through Warintza Central, to Warintza East implies an important, structural control on porphyry Cu emplacement.

The internal east-west-trending lithologic, alteration, and mineralization grains at Warintza Central and Warintza East also evidence significant structural control during porphyry Cu evolution. Regional, likely fault-related, topographic lineaments controlling the distribution of major rivers and tributaries are apparent on satellite images available for the region, including the Piuntz river that runs along the

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

northern border of Warintza Central. However, detailed structural mapping, in progress, is hampered by the large vegetation cover and the deeply weathered state of the rocks at the surface.

In any case, since their emplacement in the Late Jurassic, rocks of the Warintza cluster and associated porphyry Cu mineralization are inferred to have been involved in the far-field deformation associated with the accretion of oceanic terranes to the Ecuadorian forearc from the Late Cretaceous to the Paleocene (Vallejo et al., 2006), producing the rapid uplift, unroofing, and exhumation of the Cordillera Real at ~75-60 Ma (Spikings et al., 2001), with corresponding structural implications.

LOWELL
SOLARIS RESOURCES
Section A-A' Warintza West - Central - East
Lithology Model
A
A'
Warintza West
Warintza Central
Warintza East
1200
600
0
0m
500m
Legend
Lithology Warintza West
Late-intermineral quartz diorite porphyry
Intermineral tonalitic igneous breccia
Intermineral tonalite porphyry
Intermineral quartz dioritic igneous breccia
Intermineral quartz diorite porphyry
Early mineral magmatic-hydrothermal breccia
Quartz monzodiorite
Late-intermineral granodiorite
Diorite
Lithology Warintza Central-East
Late mineral porphyries, undifferentiated
Late-intermineral granodiorite
Intermineral Magmatic-hydrothermal breccia
Intermineral porphyries, undifferentiated
Early-intermineral Andesite porphyry
Early-intermineral rhyodacitic porphyry
Quartz monzodiorite
Diorite
Biotite breccia
Undifferentiated dacitic to andesitic porphyries (Misahualli Fm.)
Volcanic rocks (Misahualli Fm.)
Sedimentary rocks (Santiago Fm.)

Figure 9: Simplified Geologic Cross Section of Warintza Cluster

Source: Solaris Resources Inc. (2022)

7.3	Warintza Central

Main lithologic units

The east-trending Warintza Central porphyry Cu deposit is hosted by composite stocks that form two principal pre-mineralization units, namely upper quartz-monzodiorite and lower diorite bodies (Figure 10).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 10: Simplified Geologic Cross Section Through Warintza Central

Source: Solaris Resources Inc. (2022)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Both were emplaced into volcanic and volcano-sedimentary assemblages of the Misahuallí sequence. The upper quartz-monzodiorite body is typically fine-grained, equigranular in texture, although hydrothermal alteration has amply modified original rock-forming constituents. In the case of the lower dioritic body, drilling has shown its original hornblende- and biotite-bearing composition at depth. Contacts between the two units have not been observed due to the intense hypogene alteration and supergene effects, the latter including a rubble zone at the transition from sulfate-leached (gypsum) to sulfate-stable (anhydrite) environments. Geological relationships suggest that both the lower diorite body and the upper quartz-monzodiorite bodies likely represent composite precursor intrusions with respect to the porphyry Cu mineralization. An intrusion of this size was almost certainly constructed by multiple magma pulses injected in relatively quick succession, such that early phases may have been still plastic when the successively younger phases were emplaced, with the consequent masking of internal contacts.

To the east, the Warintza Central stocks are in contact with rocks assigned to the Misahuallí sequence, a predominantly andesitic unit with locally thin interbeds of calcareous and siliceous sedimentary strata, as well as volcaniclastic and coarse-grained fragmental materials. Coarse-grained andesite porphyry dominates with depth and likely represents classic subvolcanic Misahuallí rocks. A few poorly constrained marker beds could be taken to imply a relatively shallowly dipping attitude of the whole sequence, in agreement with descriptions of Misahuallí rocks elsewhere in the area and regionally (Litherland et al., 1994).

Numerous dike-like porphyry-bodies are present at Warintza Central and eastern extensions. These are typically characterized by coarse-grained textures with predominance of plagioclase and hornblende phenocrysts, plus additional proportions of quartz eyes, all set in a fine-grained to aphanitic groundmass of similar compositions. Andesitic and dacitic compositions predominate. The porphyry dikes are of varied dimensions, including thin, meter-wide intercepts in drill holes that locally coalesce to form larger bodies. Two principal phases are present: 1) early, intermineral phases are andesitic to daciandesitic in composition, are variably altered, and are cut by pyrite- and/or chalcopyrite-bearing porphyry-style veinlets of EDM, A, B, C, and D types (see below); 2) late mineral phases are typically dacitic and characterized by well-defined quartz eyes, aphanitic groundmass, and by a fresher appearance in which weak illitic mica predominates. Veinlets are typically absent in these later phases, although pyritic D and later polymetallic varieties occur locally.

Drilling has confirmed that much of the Warintza Central deposit is floored by a large, coarse-grained, porphyritic to sub-equigranular, magnetite-stable, plagioclase-, biotite-, and hornblende-bearing stock of granodioritic composition. This body typically cuts and truncates mineralization and veinlets hosted by all rocks described above. However, veinlets with epidote, pyrite, biotite, and trace chalcopyrite are locally present, hence its late-mineralization timing.

Hydrothermal breccias are rare at Warintza Central, and only a few late-mineralization phreatomagmatic pebble dikes associated with late-stage porphyry dikes have been identified. Nevertheless, poorly developed composite bodies of aplite, irregular, and abnormally thick quartz veinlets and wavy quartz segregations, coarse-grained pegmatoidal pods of anhydrite—plus gray-green micaceous aggregates and patches of anhydrite with or without chalcopyrite and pyrite—are all common. Because these zones are typically entirely contained in diorite, they are tentatively interpreted to be the product of local magmatic-hydrothermal fluid ponding and concentration during stock evolution.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Alteration and Mineralization

Except for the late-mineralization dikes and the basal granodiorite, all other rocks at Warintza Central underwent various assemblages of sequential potassic and green-gray mica (mixed chlorite and fine-grained muscovite) alteration during Cu-Mo-Au introduction, before being overprinted by predominantly pyritic fine-grained white mica (sericite) and irregularly distributed base-metal veinlets. Supergene sulfide leaching and enrichment affected the shallow parts of the deposit.

The following tentative sequence of alteration-mineralization and accompanying veinlet events (e.g., Sillitoe, 2010) are apparent:

1)	Early, pre-mineralization biotitization of all ferromagnesian components in diorite porphyry at depth (and likely of upper quartz-monzodiorite body at higher elevations), accompanied by incipient formation of early biotite (“EB”) and biotite-bearing halo type-veinlets of early dark micaceous (“EDM”) affiliation. This Cu poor event introduced trace chalcopyrite in addition to pyrite.

2)	Intermediate, pervasive, bulk halo-type alteration characterized by the coalescence of EDM veinlets in two principal assemblages controlled by original rock composition: i) gray-green mica assemblages predominantly in the diorite stock and ii) gray mica, andalusite, and K-feldspar assemblages in the upper, quartz-monzodiorite body. This event was rich in Cu and introduced the bulk of the disseminated chalcopyrite. Pyrite is also present, and both chalcopyrite and pyrite (and corresponding cpy:py ratios) are zonally distributed, displaying vertical and lateral zonation and defining specific sulfide domains, in which pyrite always formed first and was followed by deposition of chalcopyrite.

3)	Intermineral introduction of classic A and B quartz-veinlets carrying lower amounts of Cu in the form of chalcopyrite, although Mo as molybdenite was the principal metal component of B veinlets. Pyrite is always conspicuously present and where both chalcopyrite and pyrite occur together, chalcopyrite formed always second to pyrite. Both A and B veinlets cut earlier-formed EDM veinlets and associated halos.

4)	Late-intermineral, predominantly veinlet-controlled green-gray mica assemblages with chalcopyrite and pyrite. These veinlets are important contributors to the Cu metal endowment of Warintza Central, being characterized by sulfide-bearing centerlines with additional quartz, medium- to fine-grained gray mica and chlorite, and variably developed halos of similar components. Chalcopyrite is characteristically present along the centerline of the veinlets, defining millimetric hairline fractures and sub centimeter-wide veinlets. In places, these veinlets can be continuous or semi-continuous for up to several meters of core-length. These veinlets are similar to the C-type veinlets of Gustafson and Quiroga (1995). C-type veinlets are normally seen overprinting EDM halos and crosscutting A and B veinlets. At the edges and deeper parts of Warintza Central, magnetite-bearing, pyrite veinlets with one or more of epidote, chlorite, and albite cut through A and B quartz veinlets, suggesting their C-equivalent timing of emplacement.

5)	Late, pyrite-dominated D veins and veinlets with associated fine-grained white mica (sericite) alteration halos. This event was Cu destructive and transformed some or all the pre-existing

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

chalcopyrite into pyrite, as defined by the observed paragenetic relationships between these two minerals.

6)	Terminal-stage, characterized by erratic hairline fractures and thin veinlets of quartz and carbonate with polymetallic base-metal mineralization and associated fine-grained white mica (sericite) alteration halos.

Notably, the majority of the quartz-bearing A and B veinlets occur in the shallower parts of the system and assist in definition of an east-trending and steep zone of moderate-intensity quartz stockworks, predominantly in the quartz-monzodiorite body. Anhydrite is present in most veinlet types, and hydrothermal magnetite accompanies the C-veinlets in deeper parts at Warintza Central and extensions to the east. In such cases, magnetite is paragenetically late with respect to chalcopyrite and pyrite. Deep seated biotite-stable EDM veinlets in diorite also contain various proportions of magnetite.

Hypogene Sulfide Zoning

A well-defined geometry is present at Warintza Central, in which upper and shallower parts of the deposit are invariably dominated by pyrite over chalcopyrite. This is apparent in all intermineral alteration-mineralization events, including early EDM halos as well as A-, B-, and C- veinlets. Middle and central (interior) parts of Warintza Central are richer in chalcopyrite and typically contain cpy>py to cpy=py ratios in all Cu-producing events. Rocks, particularly diorite, are totally replaced by texturally destructive halo-type alteration with abundant disseminated chalcopyrite. C veinlets, which assist to increase bulk Cu contents, are also dominated by chalcopyrite. A and B veinlets also contain chalcopyrite, albeit in minor proportions.

In all cases, chalcopyrite followed pyrite in paragenetic sequence. Deeper parts of the system are characterized by lower sulfide contents in all Cu productive alteration-mineralization phases. Chalcopyrite and pyrite continue to be present, but the proportion of the total volume of sulfides is radically lower, and the Cu tenor decreases gradually with depth. A and B veinlets are erratic and scarce and, where present, are essentially free of sulfides or carry very limited amounts.

Laterally, the same features are observed, with Cu grades decreasing gradually due to the dominance of pyrite over chalcopyrite and the lower total sulfide contents in all assemblages. To the south, drilling at the El Trinche has shown this target area to be part of the pyritic halo of Warintza Central, with EDM, A, B, C, and D veinlets all carrying predominantly pyrite, albeit locally accompanied by minor proportions of chalcopyrite.

Supergene Effects

The upper parts of Warintza Central developed a first cycle, immature supergene chalcocite blanket beneath an irregular leached capping zone. The latter can be as thin as a couple of meters but, where better developed, is followed at depth by a formal and thicker chalcocite blanket. Importantly, the metal values of the leached capping are identical to the Cu and Mo values of the soil geochemistry, indicating that much of the soil anomaly over Warintza Central is in-situ and a reflection of the mineralization at depth.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Rocks affected by meteoric waters are typically porous, with open fractures and veinlets of all types characterized by abundant cavities due to the sequential hydration of the original anhydrite, its transformation to gypsum, and eventual washing out.

Extensions to the East

The eastern extensions, as explored by numerous holes, share the same geologic and mineralization elements of Warintza Central with the bulk of the Cu as chalcopyrite contained in associations dominated by east-trending swarms of C-type veinlets. Garnet-bearing prograde skarn and the epidote-chlorite-magnetite-pyrite-chalcopyrite retrograde skarn assemblages formed at the expense of certain volcano-sedimentary horizons in the Misahuallí sequence and confirm their relatively proximal position within the thermal aureole of Warintza Central.

7.4	Warintza East

On the basis of its geology and alteration-mineralization features, Warintza East is interpreted as a separate center along the Warintza trend (Figs 3 and 5). Here, the causative porphyry phases are of predominantly felsic composition and characterized by discrete, coarse-grained, quartz–eye-rich, rhyodacitic bodies intruding sequences of thinly-bedded to laminated, shallowly-dipping, fine-grained volcaniclastic rocks of the Misahuallí sequence and assemblages the Andesitic Center (Andesite Porphyry Center of the resource model), to be described below. The rhyodacitic bodies display moderately to intense, Mo-bearing quartz-stockworks of predominantly B-type veinlets. Copper values are notably lower in the rhyodacite than in the adjacent andesitic country rocks, the latter containing more abundant chalcopyrite, thereby suggesting that Warintza East is characterized by a zoned mineralization pattern, with a Mo-rich center and a Cu-Mo halo.

Andesite Porphyry Center

Part of the area between Warintza Central and Warintza East comprises a composite, predominantly andesite-bearing intrusion, in which coarse-grained porphyritic andesite is typically intruded by fine-grained, aphanitic dikes of similar composition. Both are entirely transformed to fine-grained assemblages of hydrothermal biotite. A fine-to medium-grained porphyry is common at depth in most holes drilled in the eastern part of Warintza East. It is grossly zoned texturally, with a coarser-grained texture in its central parts and contains a multitude of thin, hairline-like fractures and veinlets with one or more of chlorite, biotite and quartz which are in turn cut by sulfide-poor, A- and Mo-bearing B-type veinlets. This phase typically intrudes the basal volcaniclastic horizons which are transformed to garnet and pyroxene skarn in its vicinity. Garnet and pyroxene skarns formed by this intrusion in the basal volcaniclastic horizons are undistinguishable from similar garnet and pyroxene skarn developed at the expense of sedimentary and volcanosedimentary rocks of the Triassic-Jurassic country rock formations in the vicinity of Warintza East.

Large sections of magmatic-hydrothermal breccia are common where intrusions of the complex approach Mishuallí country rocks, and centimeter- to meter-sized lithic clasts and blocks hosted by the andesitic igneous matrix of the intrusive phase are characteristic. This center has been previously named Mafic Complex in internal reports and formalized as Andesite Porphyry in the resource model for Warintza Central.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The Andesite Porphyry Center is early intermineral in timing because it contains clasts of prograde garnet skarn, A-type veinlets, and anhydrite relicts, as well as blocks of felsic porphyry with delicate UST-textured and wormy quartz veinlets. It is locally cut by sulfide-bearing, A-type quartz veinlets, centimeter-wide aplite vein-dikes, and anhydrite-cemented hydrothermal breccia bodies. Through-going C veinlets with pyrite, chalcopyrite, and magnetite are common. To the west, diorite and intermineral dikes of Warintza Central cut rocks of the Andesite Porphyry Center and its contained veinlets, while the felsic dikes of Warintza East intrude it to the east.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

8.0	Deposit Types

The Warintza Central deposit is a Cu-Mo porphyry associated with calc-alkalic igneous rocks. Porphyry deposits are typically large tonnage, low-grade, hypogene resources, featuring (1) localization of Cu- and Mo-bearing sulphide in veinlet networks and as disseminated grains in altered wall rocks, (2) alteration and ore mineralization occurring at one to four km depth and related to magma emplaced at size to eight plus km depth, typically above subduction zones, (3) multi-phase intrusive rock complexes emplaced immediately before, during, and/or immediately after mineralization, and (4) zones of phyllic-argillic and marginal propylitic alteration that overlap or surround potassic alteration (Berger et al., 2008).

Oxidation and acid leaching of primary mineralization may produce zones of (supergene) enrichment near the base of a weathered zone (Hartley and Rice, 2005; Sillitoe, 2005) that, in some deposits, are important to their economic viability. Porphyry deposits associated with calc-alkalic rocks are typically larger than those associated with alkalic rocks, both in terms of alteration footprint and metal endowment.

The deposit model for porphyry Cu-Mo deposits is relatively well-developed and accepted (e.g., Lowell and Guilbert, 1970; and more recent reviews by Sillitoe, 2000; Richards, 2003; Richards, 2005; Sillitoe and Thompson, 2006) and lends itself to several exploration methods. Geological mapping and diamond drilling can define alteration patterns, vein network densities, multi-phase intrusive centers, and geochemical zonation that can help establish the viability of porphyry mineralization and/or establish vectors toward (higher grade) mineralization. The relatively large footprint of these deposits is amenable to surface geochemical methods, such as soil, silt, and/or rock geochemistry surveys. Disseminated sulphide mineralization and, in some systems, magnetite-destructive alteration can respond to ground-based induced polarization (“IP”) and ground- or air-based magnetic surveys. The spectral scanning method—both airborne and on drill core—is a more recently developed method that produces more objective maps of alteration and vein patterns.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

9.0	Exploration

9.1	Introduction

Some of the early regional exploration work by Billiton that led to the discovery of the Warintza mineralization has been alluded to earlier in this Report. For example, Billiton commissioned a regional helicopter magnetic and electromagnetic survey that was flown over the region in January to February 1999. They found that the areas now known to contain porphyry deposits are partially encircled by resistivity highs and are centered on reduced-to-pole magnetic lows.

No exploration was conducted on the Project between 2006 and 2019.

9.2	Geochemical Sampling

The Project has a historical analytical database including information from stream sediment, soil, and rock sampling. Surface samples were collected by the previous operators and are summarized in Table 13.

Table 13: Historical Sampling

Historical Data
Sample Type	Count
Soil	981
Rock	511
Stream Sediment	241

Results for historical and recent Cu and Mo soil and rock samples are summarized in the figures below. Cu effectively highlights general areas of the porphyry centers. Mo in soil and rock is somewhat more restricted, but the patterns are similar to the Cu ones (Figure 11 and Figure 12). Zinc (“Zn”) in soil and rock samples form an external halo surrounding the Cu and Mo anomalies. The combined Warintza Central-Warintza East area is characterized by a well-defined concentric zoning, with a central zone with Zn values lower than 200 parts per million (“ppm”) Zn in soils and a halo averaging 800 ppm Zn.

The soil sampling pattern for historic samples progressed from ridge soil sampling to a more detailed grid over the deposit. Surface sampling has effectively outlined outstanding drill targets at Warintza East, Warintza West, and Warintza South, which have been successfully tested.

A reinterpretation of the historical stream sediment data was carried out, which allowed delimiting of the Yawi anomaly with dimensions of 5 km x 2.5 km with anomalous values of 450 ppm Cu and 86 ppm Mo.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

796000
798000
800000
802000
804000
9650000
9648000
9646000
N
Warintza West
Warintza Central
Warintza East
El Trinche
Warintza South
Legend
Soil Sample Points
Soil Anomaly > 400 ppm Cu
Rock Sample (Cu ppm)
100 - 500
501 - 1000
1001 - 3000
3001 - 11400
Tenure Boundary
Drainage
0
0.5
1
Kilometers
SOLARIS
RESOURCES
Warintza Project
Historical Soil & Rock Geochemistry
(Cu ppm)
Ner Cuenca Ecuador

Figure 11: Historical Cu Soil and Rock Geochemistry Map of Warintza Cluster

Source: Solaris Resources Inc. (2022)

796000
798000
800000
802000
804000
9650000
9648000
9646000
N
Warintza West
Warintza Central
Warintza East
El Trinche
Warintza South
Legend
Soil
Soil Anomaly > 30 ppm Mo
Rock Sample (Mo ppm)
10 - 30
31 - 50
51 - 80
81 - 1320
Tenure Boundary
Drainage
0
0.5
1
Kilometers
SOLARIS RESOURCES
Warintza Project
Historical Soil & Rock Geochemistry
(Mo ppm)
Ner Cuenca Ecuador
DATUM:
WGS 1984 UTM Zone 17S

Figure 12: Historical Mo Soil and Rock Geochemistry Map of Warintza Cluster

Source: Solaris Resources Inc. (2022)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

From 2020, an extensive program of geological mapping and surface sampling was conducted at the Warintza Property. Geological mapping was performed at a 10K scale, and rock samples were taken mainly from outcrops in creeks. Soil samples were collected at 100 m and 50m spacing in order to identify Cu-Mo porphyry centers and Au occurrences. Rock chip sampling was also performed where outcropping is altered and mineralized rocks were found. Soil sampling patterns differ from a regular grid to one that follows topographic contours in steep terrain. Surface samples collected in recent campaigns are summarized in Table 14.

Table 14: Recent Surface Sampling

Surface Sampling
Sample Type	Count	Analysis
Soil	9535	Aqua regia - ICP MS
Stream Sediments	379	Aqua regia - ICP MS
Rock	5659	4 Acids ICP MS

Recent soil sampling results expand Warintza East and Warintza South anomalies, see Figure 13 and Figure 14. Rock sampling in the Warintza East extension yielded Mo anomalous values between 10 and 50 ppm Mo. Rock samples within the Warintza South anomaly returned values between 400 ppm and 2900 ppm Cu, 15 to 180 ppm Mo ppm, and 0.5 to 2 ppm Au.

Soil samples at Patrimonio average 764 ppm Cu and 89 ppm Mo, comparable in copper values to Warintza East (887 ppm Cu, 87 ppm Mo) and Warintza Central (816 ppm Cu, 288 ppm Mo), with lower molybdenum values than Central. Rock chip samples from weathered outcrop at Patrimonio returned values of up to 1.6% Cu (averaging 0.18% Cu), 630 parts ppm Mo (averaging 104 ppm Mo) and 0.16 g/t Au (averaging 0.1 g/t Au).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Warintza West
Warintza Central
Patrimonio
Warintza East
El Trinche
Warintza South
N
Legend
Soil - Historic Samples
Soil Sample (Cu ppm)
0 - 100
101 - 300
301 - 855
856 - 4600
Soil Anomaly
Drainage
Contours Major
0
1
2 Kilometers
SOLARIS RESOURCES
Warintza Project
Recent Soil Geochemistry
(Cu ppm)
Nor Cuenca Ecuador

Figure 13: Warintza Soil and Stream Sediments Cu Anomalies

Source: Solaris Resources Inc. (2024)

796000
798000
800000
802000
804000
9650000
9648000
9646000
9644000
N
Warintza West
Warintza Central
Warintza East
Patrimonio
El Trinche
Warintza South
Legend
Soil - Historic Samples
Soil Sample (Mo ppm)
0 - 5
6 - 10
11 - 50
51 - 315
Soil Anomaly
Drainage
Contours Major
0
1
2 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(Mo ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done:
26/06/2024

Figure 14: Warintza Soil and Stream Sediments Mo Anomalies

Source: Solaris Resources Inc. (2024)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

At Caya, a reinterpretation of the historical data was completed, and an anomaly of 5 km x 2.5 km was defined with Cu values ranging to 50 ppm, Mo values range from five to 260 ppm, and Au varies from 400 to 4,300 part per billion (“ppb”), see Figure 15. Recent follow-up soil and rock sampling in the southern part of the anomaly has identified a flat-lying volcano-sedimentary layer that has a high permeability over at least 300m in thickness. In this portion of the anomaly, an area of 0.7km x 1.3km features anomalous gold, and arsenic and antimony in soil and rock samples, and a concentration of dickite clay and vuggy silica, characteristic of high sulphidation systems, see Figure 16; Figure 17; and Figure 18, respectively.

At Mateo, 3km x 1.4km of copper-molybdenum enrichment in soil samples, with Cu values ranging from 100 to 4,500 ppm Cu and molybdenum values between 10 and 315 ppm Mo, see Figure 19 and Figure 20, respectively. The northern portion of Mateo exhibits arsenic and antimony anomalous values in soils, see Figure 17 and Figure 18, respectively. This northern portion on Mateo may be an extension of the Caya epithermal anomaly and most likely indicates telescoping or overprinting of early, porphyry Cu-Mo type, deep mineralization, and late, shallow, epithermal mineralization. Detailed mapping and sampling is underway to refine the target in support of drilling.

804000
806000
808000
9652000
9650000
N
MAIKI 01
CAYA 21
MAIKI 03
Legend
Stream Sediments (Cu ppm)
5 - 50
51 - 80
81 - 150
151 - 353
Stream Sediments Anomaly
Stream Sediments Anomaly Cu
Tenure Boundary
Drainage
Countours Major
0
0.5
1
Kilometers
SOLARIS RESOURCES
Warintza Project
Stream Sediment Geochemistry
(Cu ppm)
CAYA 21
Ner Cuenca Ecuador
DATUM:

Figure 15: Caya Stream Sediment Anomalies

Source: Solaris Resources Inc. (2021)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

804000
805000
806000
807000
808000
809000
9652000
9651000
9650000
9649000
9648000
N
Caya
Mateo
Legend
Soil - Historic Samples
Soil Sample (Au ppm)
0 - 0.05
0.06 - 0.20
0.21 - 0.80
0.81 - 2.93
Target
Drainage
Contours Major
0
0.5
1 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(Au ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done
02/08/2024

Figure 16: Caya and Mateo Au in Soil Samples Geochemistry

Source: Solaris Resources Inc. (2024)

804000
805000
806000
807000
808000
809000
9652000
9651000
9650000
9649000
9648000
N
Caya
Mateo
Legend
Soil - Historic Samples
Soil Sample (As ppm)
0 - 12
13 - 40
41 - 170
171 - 529
Target
Drainage
Contours Major
0
0.5
1 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(As ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done
02/08/2024

Figure 17: Caya and Mateo As in Soil Samples Geochemistry

Source: Solaris Resources Inc. (2024)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

804000
805000
806000
807000
808000
809000
9652000
9651000
9650000
9649000
9648000
Caya
Mateo
N
Legend
Soil - Historic Samples
Soil Sample (Sb ppm)
0 - 0.50
0.51 - 1.30
1.31 - 3.00
3.01 - 7.57
Target
Drainage
Contours Major
0
0.5
1 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(Sb ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done:
02/06/2024

Figure 18: Caya and Mateo in Sb Soil Samples Geochemistry

Source: Solaris Resources Inc. (2024)

804000
805000
806000
807000
808000
809000
9652000
9651000
9650000
9649000
9648000
N
Caya
Mateo
Legend
Soil - Historic Samples
Soil Sample (Cu ppm)
0 - 100
101 - 300
301 - 855
856 - 4600
Target
Drainage
Contours Major
0
0.5
1 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(Cu ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done:
02/08/2024

Figure 19: Caya and Mateo in Cu Soil Samples Geochemistry

Source: Solaris Resources Inc. (2024)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

804000
805000
806000
807000
808000
809000
9652000
9651000
9650000
9649000
9648000
N
Caya
Mateo
Legend
Soil - Historic Samples
Soil Sample (Mo ppm)
0 - 5
6 - 10
11 - 50
51 - 315
Target
Drainage
Contours Major
0
0.5
1 Kilometers
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Recent Soil Geochemistry
(Mo ppm)
Nor Cuenca Ecuador
Datum:
WGS 1984 UTM Zone 17S
Done:
02/06/2024

Figure 20: Caya and Mateo in Mo Soil Samples Geochemistry

Source: Solaris Resources Inc. (2024)

9.3	Geophysical Surveys

A ZTEM AFMAG EM and magnetic survey was carried out by Geotech Ltd. between August-October 2020. This advanced airborne ZTEM survey covered approximately 1,666 line-km over the entire Warintza and area land package, totaling 268 km².

In 2021, Solaris retained Condor Consulting Inc., recognized experts in the field of airborne EM, to perform detailed modelling and interpretation of the previously completed advanced airborne ZTEM survey.

Condor carried out a full 3D inversion of the EM and magnetic results using commercial and proprietary software, producing enhanced images based on a greatly expanded dataset, including a considerable amount of additional drilling since the prior interpretation and detailed geology, weathering, and density models for the Project.

In general, the refined high conductivity volumes capture mineralization closer to surface and correlate more closely to networked sulfide mineralization in stockwork veining, with the anomalies now starting at surface and better reflecting the vertical zonation of the Warintza porphyries from higher density stockwork veining to lower density veining and disseminated mineralization.

After drilling several of the target areas, it has been observed that portions of the higher-grade sulfides are conductive.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

10.0	Drilling

The Warintza Property was first drilled in two campaigns executed by Lowell and Corriente during 2000 and 2001. 33 diamond drill holes were completed at Warintza Central for a total of 6,530 m, see Table 15.

Solaris initiated a new drilling campaign in February 2020 which is still underway. Drill hole assays and data completed for this Report include 163 drills holes and 101,259 m drilled.

Table 15: Summary of Drilled Meters by Year

Campaign	Number of Drillholes	Meters Drilled
2000	16	2,391
2001	17	4,139
2020	16	14,400
2021	56	48,650
2022	42	26,062
2023	14	4,150
2024	2	1,468
Totals	163	101,259

Table 16: 2020 to 2024 Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)
SLSE-08	8	544	536	0.35	0.02	0.04
SLSE-07	632	1069	437	0.29	0.02	0.04
SLSE-06	0	484	484	0.33	0.02	0.04
SLSE-05	0	714	714	0.26	0.01	0.05
SLSE-04	0	892	892	0.43	0.01	0.04
SLSE-03	38	856	818	0.29	0.02	0.03
SLSE-15	124	1,034	910	0.31	0.02	0.04
SLSE-14	24	718	694	0.29	0.02	0.04
SLSE-13	4	622	618	0.22	0.01	0.03
SLSE-12	0	508	508	0.29	0.02	0.04
SLSE-11	112	600	488	0.3	0.01	0.03
SLSE-10	78	576	498	0.33	0.01	0.05
SLSE-09	0	773	773	0.18	0.03	0.03
SLS-54	0	1093	1093	0.45	0.02	0.04
SLS-53	10	967	957	0.39	0.01	0.03
SLS-52	42	1019	977	0.39	0.01	0.03
SLS-51	36	1048	1012	0.38	0.01	0.06

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)
SLS-50	336	458	122	0.14	0.04	0.03
SLS-49	50	867	817	0.5	0.02	0.04
SLS-47	48	859	811	0.41	0.02	0.05
SLS-46	48	680	632	0.27	0.01	0.03
SLS-45	44	608	564	0.37	0.01	0.03
SLS-44	6	524	518	0.16	0.05	0.03
SLS-43	138	350	212	0.17	0.03	0.03
SLS-42	52	958	906	0.42	0.02	0.06
SLS-41	0	592	592	0.42	0.02	0.06
SLS-40	8	1056	1048	0.39	0.01	0.03
SLS-39	28	943	915	0.49	0.01	0.04
SLS-38	58	880	822	0.28	0.01	0.05
SLS-37	28	896	868	0.39	0.05	0.05
SLS-36	2	1082	1080	0.33	0.01	0.04
SLS-35	48	968	920	0.53	0.02	0.04
SLS-34	52	712	660	0.36	0.02	0.06
SLS-33	40	762	722	0.55	0.03	0.05
SLSE-02	0	1160	1160	0.2	0.01	0.04
SLS-32	0	618	618	0.38	0.02	0.05
SLS-31	8	1008	1000	0.68	0.02	0.07
SLS-30	2	374	372	0.57	0.06	0.06
SLSE-01	0	1213	1213	0.21	0.01	0.03
SLS-29	6	1190	1184	0.58	0.02	0.05
SLS-28	6	638	632	0.51	0.04	0.06
SLS-27	22	484	462	0.7	0.04	0.08
SLS-26	2	1002	1000	0.51	0.02	0.04
SLS-25	62	444	382	0.62	0.03	0.08
SLS-24	10	962	952	0.53	0.02	0.04
SLS-19	6	420	414	0.21	0.01	0.06
SLS-23	10	558	548	0.31	0.02	0.06
SLS-22	86	324	238	0.52	0.03	0.06
SLS-21	2	1031	1029	0.63	0.02	0.04
SLS-20	18	706	688	0.35	0.04	0.05
SLS-18	78	875	797	0.62	0.05	0.06
SLS-17	12	506	494	0.39	0.02	0.06
SLS-16	20	978	958	0.63	0.03	0.06
SLS-15	2	1231	1229	0.48	0.01	0.04
SLS-14	0	922	922	0.79	0.03	0.08
SLS-13	6	468	462	0.8	0.04	0.09
SLS-12	22	758	736	0.59	0.03	0.07
SLS-11	6	694	688	0.39	0.04	0.05

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)
SLS-10	2	602	600	0.83	0.02	0.12
SLS-09	122	220	98	0.6	0.02	0.04
SLS-08	134	588	454	0.51	0.03	0.03
SLS-07	0	1067	1067	0.49	0.02	0.04
SLS-06	8	892	884	0.5	0.03	0.04
SLS-05	18	936	918	0.43	0.01	0.04
SLS-04	0	1004	1004	0.59	0.03	0.05
SLS-03	4	1014	1010	0.59	0.02	0.1
SLS-02	0	660	660	0.79	0.03	0.1
SLS-01	1	568	567	0.8	0.04	0.1
SLS-61	2	932	930	0.62	0.03	0.07
SLS-60	44	873	829	0.5	0.01	0.04
SLS-59	2	513	511	0.54	0.04	0.07
SLS-58	102	843	741	0.48	0.03	0.06
SLS-57	0	926	926	0.49	0.02	0.08
SLS-56	48	606	558	0.33	0.01	0.03
SLS-63	0	472	472	0.6	0.02	0.12
SLS-62	10	910	900	0.33	0.02	0.07
SLS-66	0	622	622	0.32	0.02	0.05
SLS-64	78	518	440	0.32	0.04	0.04
SLS-68	44	660	616	0.34	0.02	0.04
SLS-67	42	646	604	0.4	0.02	0.05
SLS-65	88	374	286	0.38	0.04	0.06
SLSE-19	0	580	580	0.24	0.01	0.03
SLSE-18	30	524	494	0.16	0.01	0.04
SLSE-17	0	914	914	0.32	0.01	0.04
SLSE-16	8	720	712	0.36	0.02	0.05
SLS-70	26	290	264	0.38	0.03	0.11
SLS-69	52	898	846	0.2	0.02	0.03
SLSE-25	0	300	300	0.21	0.02	0.03
SLSE-24	10	420	410	0.23	0.01	0.04
SLSE-23	0	746	746	0.36	0.02	0.04
SLSE-22	26	1080	1054	0.18	0.01	0.03
SLSE-21	0	1040	1040	0.26	0.01	0.04
SLSE-20	0	900	900	0.24	0.01	0.03
SLSE-16	8	720	712	0.36	0.02	0.05
SLSE-28	8	309	301	0.54	0.02	0.07
SLS-74	6	230	224	0.28	0.03	0.04
SLS-73	12	228	216	0.4	0.02	0.11
SLS-72	48	878	830	0.39	0.02	0.08
SLS-71	30	524	494	0.33	0.01	0.08

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)
SLS-75	16	42	26	0.38	0.02	0.11
SLSE-32	4	638	634	0.21	0.01	0.02
SLSE-31	26	310	284	0.44	0.02	0.05
SLSE-30	34	309	275	0.4	0.01	0.05
SLSE-29	20	309	289	0.31	0.02	0.05
SLSE-27	48	294	246	0.43	0.02	0.07
SLSE-26	0	310	310	0.34	0.02	0.05
SLSE-28	8	309	301	0.54	0.02	0.07
SLSP-01	16	160	144	0.34	0.03	0.09
SLSP-02	18	294	276	0.29	0.02	0.07
SLSP-04	30	204	174	0.25	0.02	0.06
SLSP-03	0	310	310	0.1	0.01	0.04
SLST-03	16	1044	1028	0.24	0.01	0.03
SLSN-02	0	200	200	0.43	0.02	0.1
SLSN-01	42	219	177	0.36	0.01	0.07
SLST-02	44	202	158	0.22	0	0.03
SLST-01	36	204	168	0.16	0	0.05

Notes to Table 16:

1.	Grades are uncut and true widths have not been determined.

Table 17: Collar Locations

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
EMM-008	799538	9647858	1485	270	269	-65
EMM-010	799400	9647961	1504	262	306	-69
SLS-01	799765	9648034	1571	805	0	-80
SLS-02	799765	9648033	1571	744	0	-89
SLS-03	800187	9648062	1568	1090	270	-80
SLS-04	800189	9648063	1568	1150	0	-90
SLS-05	800125	9648032	1566	1063	230	-80
SLS-06	800127	9648034	1566	1069	45	-79
SLS-07	800190	9648063	1568	1067	55	-80
SLS-08	800256	9648099	1556	824	20	-80
SLS-09	800265	9648212	1475	500	0	-89
SLS-10	799765	9648033	1571	691	270	-75
SLS-11	800187	9648061	1568	861	270	-65
SLS-12	800124	9648033	1566	783	286	-62
SLS-13	799673	9648031	1492	469	0	-80
SLS-14	799768	9648033	1571	1020	90	-80
SLS-15	800188	9648060	1568	1231	223	-80
SLS-16	800124	9648033	1566	1033	270	-77

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-17	799766	9648032	1571	789	180	-80
SLS-18	799684	9648127	1460	875	100	-70
SLS-19	799673	9648031	1492	588	235	-81
SLS-20	800126	9648035	1566	816	0	-75
SLS-21	800190	9648062	1568	1032	70	-70
SLS-22	799681	9648128	1460	562	270	-60
SLS-23	799764	9648033	1571	571	270	-61
SLS-24	800127	9648033	1566	963	90	-75
SLS-25	799681	9648125	1460	514	220	-71
SLS-26	800191	9648062	1568	1032	70	-60
SLS-27	799673	9648030	1492	677	45	-70
SLS-28	799767	9648034	1571	835	50	-75
SLS-29	800127	9648034	1566	1190	78	-70
SLS-30	799671	9648029	1492	552	0	-65
SLS-31	799768	9648032	1571	1025	97	-80
SLS-32	800381	9648301	1409	831	0	-89
SLS-33	799869	9648007	1633	764	0	-81
SLS-34	800383	9648302	1408	1057	78	-60
SLS-35	800127	9648034	1566	995	78	-60
SLS-36	799768	9648032	1571	1089	97	-60
SLS-37	799963	9648111	1501	929	0	-90
SLS-38	800383	9648302	1408	923	90	-56
SLS-39	800257	9648097	1559	943	145	-80
SLS-40	800126	9648032	1566	1056	105	-75
SLS-41	799767	9648032	1571	792	115	-70
SLS-42	800383	9648303	1409	1061	55	-80
SLS-43	799870	9648315	1414	761	110	-74
SLS-44	799964	9648110	1501	676	0	-75
SLS-45	800258	9648097	1559	970	117	-70
SLS-46	800126	9648032	1566	883	125	-70
SLS-47	799963	9648108	1501	859	135	-71
SLS-49	800383	9648302	1409	867	135	-73
SLS-50	799871	9648314	1414	769	80	-76
SLS-51	799869	9648005	1631	1048	85	-70
SLS-52	800258	9648098	1556	1019	110	-75
SLS-53	800125	9648032	1566	968	170	-83
SLS-54	800382	9648301	1407	1094	160	-74
SLS-55	799946	9647926	1646	792	118	-70
SLS-56	800127	9648034	1566	920	88	-50
SLS-57	800383	9648304	1407	964	40	-71
SLS-58	799945	9647928	1647	843	40	-70

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-59	799768	9648032	1571	513	65	-69
SLS-60	800256	9648097	1556	874	190	-81
SLS-61	800187	9648061	1568	967	255	-72
SLS-62	800180	9648287	1438	943	55	-60
SLS-63	800383	9648304	1407	498	15	-61
SLS-64	800179	9648288	1438	571	25	-65
SLS-65	800347	9648416	1346	401	290	-71
SLS-66	800380	9648303	1407	689	253	-50
SLS-67	800177	9648286	1438	673	230	-76
SLS-68	800178	9648288	1438	662	332	-85
SLS-69	800348	9648413	1346	944	200	-70
SLS-70	800350	9648416	1346	291	20	-65
SLS-71	800551	9648379	1347	568	330	-71
SLS-72	800553	9648378	1347	878	25	-80
SLS-73	800529	9648509	1259	294	0	-89
SLS-74	799575	9648231	1337	237	131	-80
SLS-75	800531	9648518	1261	607	60	-86
SLSE-01	801482	9648202	1129	1213	260	-45
SLSE-02	801482	9648203	1128	1191	276	-49
SLSE-03	800749	9648146	1282	909	270	-44
SLSE-04	800749	9648145	1282	893	256	-46
SLSE-05	800750	9648148	1282	737	330	-65
SLSE-06	801482	9648203	1128	1078	285	-54
SLSE-07	800752	9648146	1282	1069	83	-50
SLSE-08	801482	9648204	1129	959	305	-70
SLSE-09	801485	9648200	1129	774	271	-80
SLSE-10	800749	9648148	1282	691	300	-50
SLSE-11	800749	9648147	1282	862	285	-60
SLSE-12	801484	9648199	1129	981	245	-46
SLSE-13	801485	9648198	1129	800	215	-45
SLSE-14	801652	9648047	1211	872	300	-75
SLSE-15	801160	9648195	1362	1070	82	-62
SLSE-16	801651	9648045	1211	845	225	-45
SLSE-17	801488	9648199	1129	1011	105	-71
SLSE-18	801654	9648047	1211	1019	40	-65
SLSE-19	801488	9648201	1129	816	48	-65
SLSE-20	801487	9648199	1129	906	90	-64
SLSE-21	801654	9648046	1211	1071	90	-82
SLSE-22	801453	9647975	1216	1083	165	-80
SLSE-23	801487	9648201	1129	748	0	-80
SLSE-24	801651	9648046	1211	722	250	-65

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-25	801496	9648124	1166	300	200	-89
SLSE-26	801596	9648136	1150	310	269	-89
SLSE-27	801573	9648047	1217	294	346	-89
SLSE-28	801433	9647870	1163	309	208	-89
SLSE-29	801463	9647912	1182	309	144	-81
SLSE-30	801388	9647873	1184	309	149	-81
SLSE-31	801396	9647783	1183	311	82	-80
SLSE-32	801483	9648241	1170	861	1	-78
SLSEM-01	801453	9647977	1216	290	330	-89
SLSEM-02	801253	9647980	1252	275	0	-90
SLSEM-03	801715	9647936	1196	271	0	-88
SLSEM-04	801967	9647827	1113	210	0	-90
SLSEM-05	800869	9647804	1466	306	0	-89
SLSEM-06	801965	9647691	1048	301	0	-89
SLSEM-07	801920	9647965	1080	300	0	-90
SLSEM-08	801768	9647717	1082	303	90	-90
SLSES-01	800272	9647497	1547	300	131	-69
SLSES-02	800170	9647410	1557	298	23	-69
SLSN-01	800554	9648380	1347	219	200	-90
SLSN-02	800515	9648401	1319	201	80	-90
SLSN-03	800499	9648300	1384	200	75	-90
SLSN-04	800779	9648570	1218	206	0	-90
SLSN-08	800532	9648511	1259	224	60	-70
SLSP-01	799426	9647625	1518	310	316	-60
SLSP-02	799425	9647624	1518	310	260	-66
SLSP-03	799352	9647453	1617	310	40	-65
SLSP-04	799364	9647811	1521	309	144	-59
SLST-01	800203	9647530	1596	861	335	-60
SLST-02	800205	9647530	1596	835	12	-62
SLST-03	800203	9647530	1596	1124	330	-51
W-01	800175	9648285	1444	213	0	-90
W-02	800276	9648310	1396	103	135	-70
W-03	800065	9648197	1444	184	0	-90
W-04	800172	9648203	1473	251	0	-90
W-05	800267	9648211	1475	153	0	-90
W-06	800062	9648106	1502	152	0	-90
W-07	799984	9648187	1455	217	0	-90
W-08	800182	9648040	1588	138	0	-90
W-09	800384	9648303	1411	146	0	-90
W-10	800500	9648300	1385	135	0	-90
W-11	800514	9648400	1329	150	0	-90

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
W-12	800523	9648516	1259	76	0	-90
W-13	800958	9647984	1410	92	0	-90
W-14	800753	9648092	1295	88	0	-90
W-15	799877	9648168	1499	155	0	-90
W-16	800637	9648069	1326	138	235	-70
W-17	799767	9648190	1427	152	0	-90
W-18	799871	9648318	1417	220	0	-90
W-19	799996	9648312	1365	198	0	-90
W-20	799967	9648106	1501	186	0	-90
W-21	799880	9648126	1523	214	0	-90
W-22	799764	9648116	1478	227	0	-90
W-23	800259	9648100	1562	201	0	-90
W-24	800169	9648101	1548	248	0	-90
W-25	800125	9648037	1566	360	0	-90
W-26	800258	9648001	1630	213	0	-90
W-27	800246	9647906	1696	201	0	-90
W-28	800145	9647898	1729	230	0	-90
W-29	800059	9647905	1687	297	0	-90
W-30	799967	9648001	1611	367	0	-90
W-31	799871	9648017	1629	250	0	-90
W-32	799764	9648032	1578	305	0	-90
W-33	799667	9648029	1496	270	0	-90

Notes to Table 17:

1.	The coordinates are in WGS84 17S Datum.

10.1	Drilling Procedures

The current drilling program executed by Solaris uses Kluane Drilling, man-portable, hydraulic rigs. The historical campaigns were carried out between February to April 2000 and from July to August 2001, starting with a core diameter of NTW (2.21” diameter), but in some cases, BTW (1.66” diameter) was used. In the current drilling program executed by Solaris, core diameters start with HTW (2.80” diameter) down to 500 m depth, NTW to approximately 900 m depth, and finally with BTW for greater depths.

Down hole surveys are made using equipment such as Ez TrackTM, Devishot, and Gyro, which are operated by the drilling company. Measurements are taken every 50 m in all drill holes. The Rocktest company performs quality control of the previous measurements using Gyro GT3 equipment, performing measurements every 20 m on descent and every 10 m on ascent in approximately 70% of the drill holes.

The drilling grid has an average spacing of 150 m. However, in an effort to minimize environmental disturbance and maximize efficiencies, several holes were drilled in different directions from the same platforms.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 21: Drilling Completed

Source: Solaris Resources Inc. (2024)

10.2	Core Handling Procedures

Core is placed in the core boxes and each box is labeled with the drill hole ID and box number. In addition, a core meterage control, basic geotechnical survey, and geological “quicklog” are performed at a station near each platform. Core boxes are packed with plastic film and moved to a loading platform to later be transferred by helicopter and truck to the Solaris core shed facilities in Quito.

At the core shed, the following processes are completed:

1.	Control of drilling interval measurements

2.	Core is marked every 2 m for sampling

3.	Photographic record of the core complete with drilling intervals and sampling intervals is done

4.	Core photos are uploaded onto the Imago software data-room

5.	Structural logging using IQ Logger and Class structural logging system

6.	Point load tests with PLT-measuring equipment every 10 m

7.	Geotechnical logging of recovery parameters, RQD, number of fractures, geotechnical intervals, IRS, GSI, and others

8.	Sampling of half core for assays

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

9.	Geological mapping using the Anaconda mapping system, including lithology, primary and secondary alteration minerals, mineral species in mineralized zones, vein description, and density, etc.

Core is stored in racks at the core facility, and the geotechnical data is collected in detail as described above.

Samples for specific gravity are selected and cut at 10 to 15 cm samples every 20 m, considering that the core is sufficiently resistant to the cutting process. SG samples are sent to the Bureau Veritas laboratory in Lima, where the paraffin-coated, water-immersion method is used to measure SG.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.0	Sample Preparation, Analyses, and Security

Corriente Resources Inc. explored Warintza Central, drilling in 33 diamond drill holes (6,502.37 m)1 in two campaigns from February-April 2000 (16 DDH) and July-August 2001 (17 DDH). The total samples taken were 2,142.

During 2020 and 2021, Lowell (Solaris Resources) drilled a total of 58,011.17 m in 66 drill holes. The total number of samples taken was 28,915 through December 2021.

The QP reviewed Lowell’s (Solaris Resources) exploration work at the Project site, as well as all other installations where sample preparation and storage are completed both in Macas and Quito (Ecuador, see Figure 22).

Additionally, the QP visited ALS’ sample preparation laboratory in Quito in late November 2021 and the assaying laboratory in Lima (Perú) in February 2022.

Figure 22: Warintza Project, Central Core Shed Facilities in Quito, Ecuador

Source: GSI (2021)

Between 2022 and 2024, Lowell (Solaris Resources) drilled a total of 97,010 m in 141 holes. The number of samples taken was approximately 47,165, until March 27, 2024 (closing of database review by the QP).

1	One drill hole (W-02) was only sampled to 75 m depth, although it was drilled to 102.62 m.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

In February 2024, the core shed facilities were visited in Quito, Ecuador, to review databases, drillhole logging processes, and 3D geological modeling (Figure 23 and Figure 24).

Figure 23: Warintza Project. Lima Office, Peru (left) and Central Core Shed Facilities (right) in Quito, Ecuador. Source: GSI (2024).

Figure 24: Warintza Project. Central Core Shed Facilities in Quito, Ecuador. Source: GSI (2024).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.1	Sample Preparation and Analyses

11.1.1 2000-2001 Drilling Campaign

Diamond drill core was sampled at regular one-meter intervals that do not honor lithological contacts. The splitting of the core was performed using a diamond bladed core saw at the exploration camp. Broken or soft core was sampled using a scoop to divide half the contents of the core box. The one-meter samples were bagged and labeled with sample IDs. The Bondar-Clegg preparation facility in Quito crushed and pulverised each sample before sending a 100 g pulp to North Vancouver, Canada. Using instructions from Lowell (Solaris Resources), the one-meter samples submitted were composited into larger samples designed to honor the mineralized zones (Table 18). The compositing length procedure was rigorously adhered to resulting in composites that mixed material types. The analytical results correspond to the composited intervals. Each hole has a record of the original one-meter samples taken and the relative composite assignment. It is unclear at which stage the composites are combined, but based on the description, it seems to be between crushing and pulverization.

The Bondar-Clegg preparation facility received core samples and prepared 2,142 pulps to ship for analysis (Table 19). Pulps were generated by first crushing core to -10 mesh that were then split in quarters up to a maximum weight of 250 g. One quarter split was pulverised to -150 mesh (106 micron), of which 100 g were shipped to the analytical lab for Au and multi-element analysis. Au was determined from a 30 g aliquot by fire assay with AAS finish. Cu, Mo, Zn, lead (“Pb”), and silver (“Ag”) were determined by an ore grade method, using a three-acid digest and AAS finish (Vaca and León, 2001). Ag and Pb were only analyzed in the first campaign and results are available for 775 samples.

Table 18: Sample Composite Lengths Applied to Sample
Based on Mineralized Zone Character

Source: Equity (2019)

Table 19: Table of Assays and QA/QC Samples Submitted

Source: Equity (2019)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.1.2 2020-2021 Drilling Campaign

Drill holes were sampled initially on a 2 m interval in mineralization and 5 m intervals in waste/barren rock. Currently, sampling is done at a fixed 2 m length.

Core is sawed in half for most of the competent rock. If necessary, a guillotine is used in softer areas, such as oxidized intervals. Core is cut following an axis line drawn by the geologist. According to protocol, the sample is always taken from the right side of the core.

Field duplicates are cut in half, obtaining a quarter core. A record is created with the sampling sequence, technical person in charge, bag number, codes, quality assurance/quality control (“QA/QC”), weight, and number of total samples of the bag. The sealed samples are placed inside the bags (usually three samples per bag) and sealed with disposable plastic ties (Figure 25).

Figure 25: Laboratory Sample Reception and Preparation - ALS Quito, Ecuador

Sample Weighing and Internal Code Assignment

Source: GSI (2021)

The main laboratory of the Warintza Project is ALS Chemex, a commercial laboratory that has ISO/IEC 17025:2017 certification (Accredited Laboratory No. 670) valid from March 2010 to March 2026. The certification includes all the facilities that Lowell (Solaris Resources) uses for the treatment of the samples. The certifying body is the Standards Council of Canada (“SCC”). Sample preparation (Table 20) is

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

performed at ALS Quito, Ecuador. The analytical determinations are made in ALS Lima, Peru, from the pulps sent internally by the laboratory in Ecuador.

Table 20: Sample Preparation Protocol from ALS Chemex Quito

Source: GSI (2022)

The analysis suite in ore grade corresponds to the determination of Au, Mo, Ag, Pb, Zn, and total Cu, Sequential Cu, Cyanide-soluble Cu2; all these determinations by atomic absorption3 for the samples every 2 m of the drillings, while a suite of trace elements, by ICP4, is requested for all samples, only for the first drill hole within the same platform. GeoSystems visited the ALS facilities in both countries to review the treatment of the Warintza samples, finding everything in accordance with Lowell’s and ALS’ protocols.

The secondary laboratory of the Warintza Project is Bureau Veritas (“BV”), based in Quito, Ecuador, and Lima, Peru. It is a commercial laboratory that has ISO/IEC 17025:2017 accreditation (Certificate Number: 2185.02) valid from July 2021 to April 2023. The accrediting entity is A2LA for the Ecuador headquarters, while INACAL accredited the services of Bureau Veritas (former Inspectorate Services Perú S.A.C) in Lima, Peru, valid from June 2019 to June 2023.

Lowell (Solaris Resources) has a pulp sampling procedure to select intervals to be sent for grade control. These pulps are separated based on the results obtained by ALS and for this purpose are chosen as follows: 1% low-grade samples (<0.25% Cu), 2% medium-grade samples (0.25-0.6% Cu), and 3% of high-grade samples (>0.6% Cu). The master fraction envelopes returned by ALS are picked, and the samples are changed to a new envelope with new numerical encoding. The secondary laboratory facilities were not visited by the QP. The shipment of pulp from the Lowell (Solaris Resources) facilities in Ecuador to the BV laboratory in Lima is made through the headquarters that BV has in Quito.

11.1.3 2022-2024 Drilling Campaign Sampling Procedures

The sampling procedure is carried out in the same way as in 2020-2021, with a sampling interval every 2 m. ALS Chemex has been maintained as the principal laboratory with two headquarters, one in Quito, Ecuador, and the other in Lima, Peru. Based in Quito, Ecuador, Bureau Veritas has been maintained as the

[2]	This analysis was carried out between the dates 07/28/2020 to 08/19/2021.
[3]	AA analyses for Au, Cu, Mo, Pb, and Zn were used from 06/05/2020 to the present, and Sequential Copper was used from 06/23/2021 to the present.
[4]	ICP61a detection limits were used between 02/12/2021 to 03/23/2021. ICP61m was used from 06/05/2020 to present.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

secondary laboratory. The sampling process and the sending of samples to the different laboratories follow the same protocols previously defined for 2020-2021.

ALS certifications remain valid as described in 2020-2021. Bureau Veritas updated its certifications until September 12, 2027, through INACAL under NTP-ISO/IEC 17025:2017 General Requirements for the Competence of Testing and Calibration Laboratories.

Lowell (Solaris Resources) has updated various protocols; one of the changes in the analysis requests is the definitive withdrawal of the service for the variable Soluble Copper (Cu-AA17) in Cyanide since the Sequential Copper analysis (Cu-PKG06LI) has been considered the most relevant for soluble species. On the other hand, Hg analysis using the Hg-MS42 method by ICP-MS has been added in 2024.

11.2	Sample Security

11.2.1 2000-2001 Drilling Campaign

The sample shipment was packed to the Warintza airstrip along footpaths. The shipments were flown via chartered aircraft to Macas and carried by commercial transport directly to the preparation facility in Quito (Vaca and León, 2001).

11.2.2 2020-2021 Drilling Campaign

Core boxes (pallets) from the Warintza Project are transported by helicopter (Figure 26) from the drill platforms to Patuca (Morona-Santiago). Then, the samples are transported by truck (Figure 27) to the Quito logging facility for processing. The core samples are then transported to the ALS laboratory in Quito for crushing and pulverizing (Figure 28).

Figure 26: Sample Boxes Waiting to be Picked Up from Drilling Platform by Helicopter

Source: GSI (2021)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 27: Samples in Patuca for Transport to Quito-Core Shed Facilities

Source: GSI (2021)

Figure 28: Samples Arrival to the ALS Laboratory - Quito, Ecuador

Source: GSI (2021)

The laboratory sends the pulps through courier service to ALS Lima, Peru, where all the analytical determinations are made. The chain of custody from the moment the samples leave the Warintza Project until their analysis in the ALS laboratory was reviewed by the QP during its visit in November 2021 to Ecuador and in February 2022 to Peru. The documentation of each drilling is correctly managed and stored by the Lowell (Solaris Resources) team. The chain of custody was also validated in the primary laboratory. No deviations were found that affect the quality and integrity of the samples during the different transfers.

11.2.3 2022-2024 Drilling Campaign

No visual inspections were carried out in the field or laboratories because the chain of custody remained the same as in 2020-2021. The QP has verified only through the control of procedures that there are no significant changes in the chain of custody of the samples and considers that the implemented procedures are safe and guarantee the origin of the samples.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

In summary, the QP has verified the chain of custody of the samples from the field to the ALS main laboratory and is satisfied that the procedures in place are safe and guarantee sample provenance.

11.3	Quality Control and Quality Assurance Program

The global QA/QC program (Table 21) implemented to date for the Warintza Project exceeds the recommended 15-20% percentage of control samples (29%). The results of the program are acceptable and sufficient to guarantee the reliability of the grades of the deposit.

Table 21: Summary of the overall QA/QC Program to date for Warintza

Source: GSI (2024)

11.3.1 2000-2001 Drilling Campaign

The first drill campaign did not include a QA/QC monitoring program. The second drill program utilized a QA/QC monitoring program that included the use of reference materials and pulp duplicates with a one in 20 insertion rate for each type. There is no documentation stating which stage of the sample stream the QA/QC samples were inserted and by which party, either Lowell (Solaris Resources) or Bondar-Clegg personnel. The QA/QC sample ID numbers are consistent with the sample ID series used to create the composites for analysis.

The reference materials were identified using the fifth digit of the sample ID. The duplicates were identified with a ‘1’ in the final character and correspond with the parent sample with the same sample ID but with a final character of ‘0’ (Ronning and Ristorcelli, 2018). Quality assurance for Cu was monitored with three different internal Billiton reference materials that had been round robin tested at five laboratories. Reference materials to evaluate the accuracy of Mo or Au analyses were not used. 12 pulps of each type were submitted to five laboratories, including Bondar-Clegg, Chemex, Loring Labs, SGS, and CIMM. The internal reference materials utilized by Billiton have no background information available to the current author, with the descriptions compiled from Ronning and Ristorcelli (2018). The source material, homogenization method, analytical method, and locations of the laboratories used to create the reference materials are unknown.

The reference material performance is good with all reference materials passing within three standard deviations except one. The 1.5% failure rate is within acceptable range. There is a slight positive bias of the Cu analyses that should be monitored in future drill programs. This could result from a mismatch of the analytical method where there is incongruence between the digest used for core versus the round-robin analysis, or this could be intra lab drift.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

There were 65 pulp duplicates inserted during the second drill campaign. The pulp duplicates have very good agreement for Cu and Mo as expected with intra lab pulp duplicates that monitor the analytical reproducibility. Cu has an average relative standard deviation of two, which suggests very good precision of the paired results. The average relative standard deviation for Mo pairs is five, which suggests the agreement is acceptable.

11.3.2 2020-2021 Drilling Campaign

In the Warintza Project, Lowell (Solaris Resources) determined by protocol the minimum insertion of 20% of control samples for the QA/QC with its main laboratory (ALS), with the following characteristics:

1.	Field Duplicate (“FD”), which is a quarter core

2.	Pulp Blank (“PB”): sterile commercial material (quartz), certified, with fine granulometry

3.	Coarse Blank (“CB”): sterile commercial material (quartz), with coarse granulometry

4.	Certified Reference Material-High grade (“CRM”)

5.	Certified Reference Material-Low grade (CRM)

This 2020-2021 program used a total of 7,217 control samples for the elements Au, Cu, and Mo. The blank and CRM commercial material were procured from Target Rock Perú.

The program is completed with a check of 6% of samples (pulps) for each drill hole that are sent to a secondary laboratory, Bureau Veritas. For the 2020-2021 program, 1,662 pulps were selected, with results to date of 663 samples. Pulps are selected from cores, duplicates, reference materials, and ALS-inserted blanks.

The QA/QC program for this 2020-2021 campaign contains 31% of control samples, 25% insertions rate for the primary ALS laboratory, plus 6% checks with the secondary laboratory, BV.

The details of sample preparation, insertion of sample types, control, and follow-up forms, etc., are detailed in the Core Sampling and Pulp Sampling procedures.

Lowell (Solaris Resources) controls the results of the QA/QC program monthly, issuing a report for each drill hole and producing a bi-monthly report with results for all drill holes within a given date range. Lowell’s internal calculations and graphs are performed following a protocol executed by an external manager, who is also responsible for inserting the samples.

The QP reviewed Warintza’s global QA/QC database and performed QA calculations for the entire 2020-2021 program. Inconsistencies in the CRM and BK type assignment, as well as erroneous original vs. duplicate sample numbering, were corrected in the database for both ALS and BV samples.

The acceptance criteria used in the Warintza QA/QC program are presented in Table 22, Table 23, and Table 24. In the case of MPRD, only 10% of the population is expected to be above the proposed limits.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 22: Acceptance Criteria for Duplicates (Precision)

Table 23: Acceptance Criteria for CRMs (Accuracy)

Table 24: Acceptance Criteria for Blanks (Contamination)

All out-of-range controls are reviewed with the laboratory involved, meetings are held to agree on corrective measures for nearby samples within the batch, and the agreed methodology is documented with internal reports.

For field duplicates, the QP evaluated the QA/QC after filtering the database using the five times the detection limit criterion (5 * DL).

Blanks

No contamination was detected in any of the laboratories (sample preparation and assaying) for Cu, Mo, and Au, including the secondary BV laboratory. These blanks are not blind to the laboratory since they are quartz.

Only in the case of Au, ALS Chemex had an error rate of 0.2%, corresponding to five samples out of 2,044 assayed blanks. Figure 29 shows graphically the results of the contamination checks.

The conclusion is that there does not appear to be any contamination that can impact the mineral resource estimate.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 29: ALS Chemex Contamination Chart Control for Au, Cu and Mo. (PB=pulp blank, CB= coarse blank)

CRMs

Only a summary of the control work related to CRMs is presented here. The reader is referred to the references for more detailed information.

Control charts in terms of Standard Deviations (SD) are shown in Figure 30 for ALS and in Figure 31 for Bureau Veritas.

With respect to ALS, there are two reference materials (CRM) that exceed 10% of samples with greater than 3 SD, STRT-03 for Cu (high grade), and PORF-08 for Mo (low Mo). The PORF-08 presents a relative standard deviation RSD >10% in ALS and >6% in BV.

In the ALS laboratory, a high variability of STRT-03 for Au (high-grade Au CRM) is also observed with 8% samples >3SD and RSD>8%. This behavior of STRT-03 was also observed in the Bureau Veritas results with

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

54% of samples for Cu >3SD. In general, the bias does not exceed the absolute value of 5% in all the CRMs analyzed, both in ALS and in BV, so the results are accepted as good.

Figure 30: Control Charts of Reference Materials for Au, Cu, and Mo

- ALS Chemex Laboratory

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 31: Control Charts of Reference Materials for Au, Cu, and Mo

- Bureau Veritas Laboratory

For both ALS and BV laboratories, global bias is good at less than 5%. The difference for all CRMs between their expected values compared to the measured averages is less than 5% (Table 25).

In general, ALS values tend to be slightly higher than Mo CRMs, while BV generally obtains lower values for both Cu and Mo.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 25: Differences Between Reference Materials Expected, Measured Value and
Overall Bias Condition (Source: GSI 2022)

Duplicate Samples

The precision of the field duplicate (quarter core) is acceptable based on the overall relative error for Au (24%) and Cu (16%). The population with relative differences between the MPRD means less than 30%, is 75% for Au, and 86% for Cu.

Low precision is observed in Mo field duplicates with an overall relative error of 39% and only 48% of the population with MPRD less than 30%. The linear correlation coefficient between the original sample and the field duplicate are Au=0.77, Cu=0.95, and Mo=0.72.

The precision of pulp duplicates is acceptable considering that the relative errors obtained are Au 16%, and both Cu and Mo, 12%. BV has 60% of the population, with MPRD less than 15%. ALS has 94% of the population for Cu and 73% of the population for Mo, with an MPRD less than 10%.

The linear correlation coefficients between the original samples analyzed by ALS and the pulp duplicates analyzed by BV are Au=0.99, Cu=0.98, and Mo=0.99.

The accuracy of Mo results improves significantly when pulp duplicates are analyzed. No evidence was found to indicate that the analytical technique was not adequate, a validation of the concentrations with different methods was performed (ASA vs ICP), and no differences greater than 20% were observed between the methods. The QP believes that the lack of precision of Mo is a consequence of the use of quarter cores.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.3.3 2022-2024 Drilling Campaign

Lowell (Solaris Resources) uses the same sample insertion procedures from 2020-2021, as well as the QA/QC program acceptance criteria. These were previously described in Table 20; Table 21; and Table 22.

This 2022-2024 program used 4,737 control samples of Au, Cu, and Mo. The QA/QC program contains 27% control samples, with an insertion rate of 26% for the ALS primary laboratory, plus 1% of controls for the secondary laboratory, BV. This percentage is lower than that defined by protocol (6%). Solaris explained that at the time of the review the BV laboratory had had technical problems with its databases and reportability had a delay of more than three months.

Few existing data sets (53 samples) were reviewed. In addition, requests to improve the QA/QC of the BV secondary laboratory was made, which included inserting blanks only of pulps and CRMs, which are new in both cases (that is, they do not come from a previous ALS analysis), to avoid dragging sources of error.

Lowell (Solaris Resources) monitors the results of the QA/QC program monthly, now using FUSION software, issuing a report for each well drilled and producing a quarterly report and an annual report with results for all wells drilled. At the time of the QP review, there was one annual report for 2022 and four quarterly reports for 2023. The annual report for 2023 and the first quarter of 2024 were in progress during the QP visit.

Warintza’s global QA/QC database was reviewed and QA calculations for the entire 2022-2024 program were completed. Inconsistencies in the CRM and BK type assignment, as well as erroneous original vs. duplicate sample numbering, were corrected in the database for both ALS and BV samples.

Blanks

No contamination was detected in any of the laboratories (sample preparation and assaying) for Cu, Mo, and Au, including the secondary BV laboratory. These blanks are not blind to the laboratory since they are quartz.

Only in the case of Au, did ALS Chemex have an error rate of 0.3%, corresponding to six samples out of 2145 assayed blanks; Figure 32; Figure 33; and Figure 34 show graphically the results of the contamination checks.

The conclusion is that there does not appear to be any contamination that can impact the mineral resource estimate.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 32: ALS Chemex vs Bureau Veritas Contamination Chart Control for Au, Cu and Mo (PB= pulp blank)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 33: ALS Chemex Contamination Chart Control for Au, Cu and Mo (CB= coarse blank)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 34: ALS Chemex Contamination Chart Control for Au, Cu and Mo (PB=pulp blank)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

CRMs

Only a summary of the control work related to Certificate Reference Material (CRM) is presented here. The reader is referred to the references for more detailed information.

Concerning ALS, eleven reference materials (CRM) were introduced. Only three exceed 10% of samples with greater than 3SD: STRT-03 for Cu (high grade), PORF-01 (low grade), and PORF-02 (medium grade). As of March 2022, the CRM is not used to control Au and Cu (STRT-03); however, new CRMs have been added mainly to control the medium grades of Cu and Mo.

Seven reference materials were used to control accuracy regarding Mo. Only two CRMs exceed 10% of samples above three standard deviations: PORF-01 (low Mo grade) in ALS and BV (Figure 35 and Figure 36, respectively); and PORF-02 (low-medium Mo grade). The low-grade Mo CRM has values very close to the detection limit and is even within the laboratory’s quantification limit, so it has been suggested that these laws should not be controlled. Control charts include samples from 2020 to 2024. Only some CRMs are shown for reference.

Figure 35: ALS Chemex. Certificate Reference Materials for Cu and Mo

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

CRM PORF-01
Cu (%)
By sequence
ALS
BV
1SD
2SD
3SD
Expected value
CRM PORF-01
Mo (%)
By sequence
ALS
BV
1SD
2SD
3SD
Expected value
CRM PORF-16
Cu (%)
By sequence
ALS
BV
1SD
2SD
3SD
Expected value
CRM PORF-16
Mo (%)
By sequence
ALS
BV
1SD
2SD
3SD
Expected value

Figure 36: ALS Chemex vs Bureau Veritas. Certificate Reference Materials for Cu and Mo.

The global bias generally does not exceed the absolute value of 5% in all CRMs analyzed by Cu and Mo, both in ALS and BV, so the results are accepted as good. Table 26, Figure 36 and Figure 37 shows the results for ALS Chemex.

Table 26: Differences Between Reference Materials Expected, Measured Value and overall bias.

Source: GSI 2024.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 37: Certified Cu and Mo reference materials used. ALS Chemex results are shown. Overall Bias Condition is Good.

Duplicate Samples

The precision of the field duplicate (quarter core “FD”) is acceptable based on the overall relative error for Au (27%) and Cu (18%). The population with relative differences between the MPRD means less than 30%, is 71% for Au, and 82% for Cu.

Low precision is observed in Mo field duplicates with an overall relative error of 41% and only 44% of the population with MPRD less than 30%.

The linear correlation coefficient between the original sample and the field duplicate are Au=0.53, Cu=0.95, and Mo=0.66. In general, the lack of precision of the Mo continues to increase due to the type of sample used as a duplicate.

The QP reiterated the immediate change in the methodology for inserting duplicates, starting to incorporate coarse and fine rejections into the protocol.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 38, Figure 39, and Figure 40 present the Au, Cu, and Mo plots, respectively, for ALS results (field duplicates). Control charts, including scatterplots, Q-Q plots, AMPRD vs % population, and MPRD vs mean grade from 2020 to 2024 year.

Scatter plot: OR vs FD Samples
ALS_FD: Au (ppm)
ALS_OR: Au (ppm)
y = 0.03 + 0.41x
R² = 0.28
Au_OR vs Au_FD
Linear fit
X = Y
Warning 20%
Error 30%
QQ plot: OR vs FD Samples
ALS_FD: Au (ppm)
ALS_OR: Au (ppm)
Au_OR vs Au_FD
X = Y
AMPRD vs % Population
AMPRD
% Population
Au_OR vs Au_FD
Warning 20%
Error 30%
MPRD vs Mean Grade
MPRD %
Mean Grade Au (ppm)
Au_OR vs Au_FD
X = Y
Warning 20%
Error 30%

Figure 38: Field Duplicate Control Charts Au – ALS Chemex Laboratory

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 39: Field Duplicate Control Charts Cu – ALS Chemex Laboratory

Figure 40: Field Duplicate Control Charts Mo – ALS Chemex Laboratory

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The precision of pulp duplicates (“SL”) is not acceptable considering that the relative errors obtained are Au (24%). BV has 51% of the population, with MPRD less than 15%.

Precision is also low for Mo (global relative error = 16%), with 59% of the population with MPRD being less than 10%.

Cu is the only element with acceptable precision behavior between the BV and ALS laboratories. With a value at the limit of 10% global relative error, 97% of the population is below 10% MPRD.

The linear correlation coefficients between the original samples analyzed by ALS and the pulp duplicates analyzed by BV are Au=0.87, Cu=1, and Mo=0.99.

Figure 41, Figure 42, and Figure 43 present the Au, Cu, and Mo plots, respectively, for BV results (pulp duplicates “SL”).

Figure 41: Pulp Duplicate Control Charts Au – Bureau Veritas Laboratory

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 42: Pulp Duplicate Control Charts Cu – Bureau Veritas Laboratory

Figure 43: Pulp Duplicate Control Charts Mo – Bureau Veritas Laboratory

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

11.4	Data Adequacy

11.4.1 2000-2001 Drilling Campaign

In the QP’s opinion, the sample preparation, security, and analytical procedures were adequate for the purpose of resource estimation, and the quality assurance and quality control program included regular insertion of reference materials and pulp duplicates into the sample stream. The reference materials were monitored for Cu and had acceptable performance. The reproducibility of the duplicates indicated acceptable analytical precision.

11.4.2 2020-2021 Drilling Campaign

It is the opinion of the QP’s that sample preparation, safety, and analytical procedures are adequate for resource estimation. The QP reviewed the QA/QC protocols, monthly and bi-monthly reports, and the database used in this resource estimate. Also, the QP determined, during its visit to ALS Quito, that the QA/QC samples are not blind to the laboratory.

The QP performed its own global QA/QC calculations, some of which have been presented in this report, concluding that they are satisfactory. The QP considers that the reference materials for Au, Cu, and Mo have an acceptable performance; there is little or no cross-contamination in the preparation and analysis processes, and the reproducibility of the field and pulp duplicates indicate an acceptable analytical precision, mainly for Au and Cu, much lower for Mo.

The analytical precision between the ALS and BV laboratories is acceptable. The overall number of check samples employed in the program exceeds the industry standards.

Additionally, two independent consulting companies (Wood PLC and Analytical Solutions) reviewed Warintza’s QA/QC program between June and August 2021. The QP agrees with their recommendations with regards to field duplicates, which should be eliminated from the program and replaced with coarse duplicates (after the first stage of size reduction). This is because the style of mineralization introduces a bias mainly related to the style and shape of the Mo veinlets. This causes poor repeatability of Mo results.

11.4.3 2022-2024 Drilling Campaign

In the opinion of the QP, sample preparation, safety, and analytical procedures have been satisfactorily updated, and a substantial improvement has been achieved by systematizing the control sample databases and related graphs in FUSION. The results are suitable for resource estimation.

The quality assurance and control protocols, quarterly and annual reports, and the database used in this new resource estimate were reviewed. The QP maintains his observation that QA/QC samples are not blind to the laboratory.

The QP updated its own global QA/QC calculations, some of which have been presented in this Report, concluding that they are satisfactory. The QP considers that the reference materials for Au, Cu, and Mo have acceptable performance; there is little or no cross-contamination in the preparation and analysis

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

processes, and the reproducibility of field and pulp duplicates indicates acceptable analytical precision, mainly for Au and Cu, much lower for Mo.

Analytical precision between the ALS and BV laboratories is acceptable. The total number of control samples used in the program exceeds industry standards.

Previous recommendations regarding non-use of field duplicates still apply. In addition, the sample insertion methodology suggested in 2021 be implemented as soon as possible.

11.5	Author’s Opinion

It is the opinion of this QP that sample preparation, security, and analytical procedures used provide reasonable support for the reliability of the sample database for the Warintza deposits under investigation such that it supports mineral resource estimation without limitation on confidence classification.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.0	Data Verification

During 2020 and 2021, Lowell (Solaris Resources) drilled over 58,000 m in 66 drill holes. The total number of samples was 28,915. The QP reviewed Lowell’s work in the Warintza Project area and throughout the Quito and Lima facilities.

The QP also audited 30% of Lowell’s global database, which includes the 33 old and 66 recent holes. The geological databases (lithology, alteration, and mineralization), Collar, survey, assay, bulk density, PLT, RQD, were delivered in CSV format, exported from Datamine’s Fusion X system.

Lowell (Solaris Resources) has well-documented protocols for activities from drilling, sample processing, and shipping to the laboratory. The QP reviewed over 10 different procedures related to sample transport and storage, obtaining geotechnical, geological, physical, geochemical parameters, QA/QC protocols, database administration, and others.

From 2022 to 2024, Lowell (Solaris Resources) drilled over 36,783 m in 69 drill holes. The total number of samples was approximately 18,392.

The QP reviewed 10% of the global data in all processes starting April 1, 2022, and ending with the cut-off date of the visit to Lima (February 26, 2024). In some cases, information from the year 2021 that the QP had previously audited was reviewed again to corroborate that the migration to the implemented database management software (FUSION) did not present errors or omissions.

The QP also reviewed protocol updates, new procedure versions, and new implementations in Datamine’s FUSION system.

The protocols related to sample preparation, analysis, transportation, and quality control were updated between August and September 2023 and January 2024. All protocols remain in force and are evolving through continuous improvement methodology based on feedback from the internal teams from Lowell (Solaris Resources) and external consultants. The QP has reviewed all protocols, suggesting opportunities for improvement that the entire team has considered.

12.1	Drill Hole Location Verification

12.1.1 2020-2021 Drilling Campaign

Lowell (Solaris Resources) conducted a new, detailed topographic survey of the old drill hole collars. The QP checked 30% of the topography certificates against the Collar database and 30% of the gyroscope survey reports. Minor inconsistencies (less than 1% of the total data) were found and corrected, mainly referring to the final depth of the drill holes, which is acceptable.

The QP flew over the Warintza platforms by helicopter and spent one day at the Piunts camp and the PE-01 platform in Warintza East to control the drilling activities and check the SLSE-08 coordinates. At the

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

time of the visit, Kluane Drilling Ltd.’s drilling and sampling were observed (Figure 44). The planned coordinates were compared with a handheld GPS. No significant differences were found.

Figure 44: Drilling Platform PE-01, Drill Hole SLSE-08

12.1.2 2022-2024 Drilling Campaign

No field verification was carried out on the drill hole location during this period. However, all the topography/collar and survey certificates for the platforms have been reviewed to verify that the databases migrated to FUSION correctly.

12.2	Geological Data Verification and Interpretation

12.2.1 2000-2001 Drilling Campaign

Geological data from drill core logs and historical surface maps were used to build a new 3D geological model. In general, there is good section-to-section and section-to-surface map correlation of geology, indicating that both the drill hole database and surface mapping has good integrity. Core recovery averaged 94%. There is no relationship between recovery and Cu or Mo grade. While on the site visit, Cu was verified at an outcrop exposure located approximately 80 m west of drill hole W12. The rock sample database includes two samples from this area that returned elevated Cu. This large creek exposure is cut by abundant quartz veins and pyrite veins with secondary chalcocite consistent with the supergene enriched zone of the Warintza Central deposit.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.2.2 2020-2021 Drilling Campaign

Lowell uses the Anaconda method to describe Warintza’s geology, which consists of a detailed description of lithology, alteration, mineralization styles, type of veinlets, percentages of minerals, visual estimation of grades, among others. The descriptions are made digitally with Excel forms that contain validated fields.

Lowell (Solaris Resources) also re-logged the old drill holes (W1-W33) using the same methodology. This information was reviewed by the QP in Quito. The QP also visited the PE-01 platform and reviewed the geological monitoring activities, presence of mineralization, and sample packing process for samples from drill hole SLSE-08 (Figure 45).

Figure 45: Meterage Control and Geology, Drill Hole SLSE-08

Working protocols, registries, digitization, and information storage were reviewed at the Piunts camp. The documentation is stored on a Google drive, which is backed up from the offices in Peru through a local server.

12.2.3 2022-2024 Drilling Campaign

Lowell (Solaris Resources) continued to use the Anaconda method to describe the geology of Warintza until drilling in 2023. Beginning in 2024, the methodology is based on logging new drill holes with a more optimized and automated template through FUSION data entry. This is intended to ensure that the record focuses on describing the estimation units of the resource model.

A database administrator in Lima supervises the validation control within the automation and standardization process of the new registration method. The QP reviewed the migration of information from Excel files to FUSION, and the geological observations materialized in different memoranda between the work teams in Lima and Quito.

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Additionally, five new drill holes drilled between 2022 and 2023 were reviewed. During this review, some sections were re-logged, the database was updated, and the 3D geological models were subsequently updated with Leapfrog (Figure 46 and Figure 47).

Figure 46: Review of Holes Drilled in 2022-2023, Quito, 2024

Figure 47: Update of Re-Logged Drillings and Review of 3D Models, Quito, 2024

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.3	Assay Verification

12.3.1 2000-2001 Drilling Campaign

The following checks were completed, and in some cases, corrections were made to ensure that no sample composite interval exceeds the total depth of its hole. Values below the detection limit were converted into one-half the analytical method detection limit. 15% of the compiled assay values were checked against assay files provided directly by ALS. No differences in the values were identified. The QA/QC data was compiled and charted to validate the results and is here considered sufficient for an early-stage project.

10 core samples were collected during the 2019 site visit and compared with historical results for the same core depth intervals. Seven of 10 Cu and Mo re-assays were ~10% lower than the original analyses, whereas duplication of Au assays was somewhat better. Correlation between original analyses and 2019 re-assays is strong for Cu (0.98), Mo (0.95), and Au (0.99). Results of the 2019 re-assay program are less precise than the re-assay program published by Ronning and Ristorcelli (2018), which generally show a <10% difference but are nonetheless considered satisfactory.

12.3.2 2020-2021 Drilling Campaign

The QP reviewed 30% of the assay intervals for Au, Cu, Mo, Ag, Pb, and Zn grades. A first check was carried out against laboratory certificates in CSV and PDF format, both from ALS Chemex and Bureau Veritas. No significant differences were observed, although there are inconsistencies with the values of soluble Cu obtained through the sequential Cu method. Lowell (Solaris Resources) does not use soluble Cu values when the sum of sequential Cu differs with the total Cu value by 30% or more.

A second check was carried out on the drill cores through a visual control of the presence of mineralization and estimation of the metal content versus chemical analysis.

Sampling intervals and detection limits of all techniques were also checked, and some inconsistencies were detected and corrected in the scripts that convert the lower detection limit to half its value. The database follows this methodology (DL/2), which Lowell (Solaris Resources) has well documented in its procedures.

Additionally, six pulp samples (Figure 48) were taken from two drill holes for an independent analysis for Cu. The samples were sent by the QP to the ALS Chemex laboratory in Ireland. The results show a correlation of 0.999, and the grade differences are within ±2% (Table 27).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 48: Pulp Samples Selected for Independent Re-Assaying

Drill Hole SLS-02: Samples PM-00606, PM-00701, PM00851

Drill Hole SLS-34: Samples PM-23428, PM-23472, PM-23569

Table 27: Comparison of Re-Assays (Ck) to Original (Or) Assay Data

12.3.3 2022-2024 Drilling Campaign

A total of 10% of the assay intervals for Au, Cu, Mo, Ag, Pb, and Zn grades were reviewed. A first check was carried out against laboratory certificates in CSV and PDF format, both from ALS Chemex and Bureau Veritas. No significant differences were observed, although there are inconsistencies with the values of total Cu obtained through the sequential Cu method.

Lowell does not use soluble Cu values when the sum of sequential Cu differs from the total Cu (AA) value by 30% or more. Sampling intervals and detection limits of all techniques were also checked.

A second check was carried out in Quito on the drill cores, using visual control of the presence of mineralization and estimation of the metal content versus chemical analysis.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

12.4	Data Adequacy

12.4.1 2020-2021 Drilling Campaign

The data from the 2020-2021 drilling campaign is considered by the Author to be adequate for the purpose of resource estimation. Data collection methodologies are well documented through protocols. All stages of the drilling process, core processing, and QA/QC are completed following such protocols.

The QP has reviewed the accuracy of drill hole collars and sample locations, down-hole deviation, the accuracy and internal consistency of lithological and alteration data, and the accuracy and precision of analytical information. The verification activities included a search for factual errors, completeness of the lithological and assay data, and suitability of the primary data. As part of the database verification activities, the assay information and certificates obtained directly from the analytical laboratory have been examined as well.

In addition, six pulp samples have been chosen and sent for re-assaying, confirming the grades observed in the database within a reasonable degree of accuracy.

The QP’s inspections included reviews of the geological and sample information that are used in the preparation of the mineral resource estimate. The QP is confident that the available information and sample density allow preparation of a reasonable estimate of the geometries, tonnage, and grade continuity of the mineralization in accordance with the level of confidence established by the mineral resource categories in the CIM Definition Standards. The database fairly represents the primary information and is suitable to support estimation of a mineral resource.

12.4.2 2022-2024 Drilling Campaign

The author considers data from the 2022-2024 drilling campaign adequate for resource estimation. Data collection methodologies maintained since 2020 have been updated and continue to be well documented through protocols. All stages of the drilling process, core processing, and quality control are completed following such enhanced protocols.

The accuracy of collars for new wells drilled between 2022 and 2024, along with sample locations, deviations, final well footage, and the accuracy and internal consistency of lithology, alteration, and mineralization, were also reviewed.

During the verification of the analytical information, possible factual errors were reviewed, and the digital certificates in Excel and PDF issued by the laboratories were examined against the values reported in the database.

The QP inspections included reviews of geological information and sampling conducted during the preparation of the mineral resource estimate. The QP is confident that the available information and sample density will allow the preparation of a reasonable estimate of the geometries, tonnage, and grade continuity of mineralization following the confidence level established by the mineral resource categories in the CIM Definition Standards. The database fairly represents primary information and is suitable to support mineral resource estimation.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

13.0	Mineral Processing and Metallurgical Testing

There have been no changes to the Section since the 2022 Technical Report. It is reproduced here for completeness.

13.1	Resource Development, Inc., Test Work

In 2002, Corriente commissioned Resource Development Inc. (“RDI”) to do preliminary metallurgical testing of three samples of material, one of which was from Warintza Central (Resource Development Inc., 2002). The RDI draft report does not describe the samples, nor their sources, in detail. It does state that “Approximately 75 kg of each sample consisting of analytical rejects of RC cuttings were received for the study.” There has been no RC drilling at Warintza, so that description cannot be correct for the sample from Warintza. It is likely that the samples consisted of coarse reject material from the analytical laboratory’s preparation facility. The Warintza sample contained only 0.028% acid soluble Cu.

The discussion that follows in the remainder of this section is adapted and abridged from RDI (2002). Whereas the RDI discussion dealt with samples from three projects, only the results for the Warintza sample are used herein. In descriptions of procedures, the plural term (“samples”) refers to all the samples, and the singular refers only to the Warintza sample.

The primary objectives of the RDI study were to determine the hardness of the samples, the recoverability of Cu and Au into a Cu concentrate, and the grade of the concentrate. The scope of the test program included sample preparation and head analyses of the samples, Bond’s ball mill Work Index determination, rougher flotation tests at three grind sizes, and a cleaner test on each sample to access product quality.

The Warintza sample contained 437 ppm Mo, but no work was done to assess the recoverability of the Mo.

The samples were crushed to -10 mesh, blended and split into 2 kg charges for flotation test work. A 2 kg charge was pulverized and split for chemical analyses and x-ray fluorescence (“XRF”) analyses. The head grade analyses of the Warintza sample for Cu, Au, and Ag are shown in Table 28.

Table 28: Head Grades of Warintza Metallurgical Sample

Cu, %	0.732
Cu (acid soluble), %	0.028
Au, g Au/tonne	0.21
Ag, g Ag/tonne	3.09
Notes: Adapted from part of Table 1 of RDI (2002)

The samples that RDI received for metallurgical testing were not suitable for Bond’s ball mill work index determinations as they were too finely crushed. RDI did receive a separate sample of drill core

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from another of Corriente’s porphyry deposits. Using a Bond’s work index determined for that material, RDI used an indirect method to calculate Bond’s work indexes for the Warintza and other samples. The results for Warintza appear in Table 29. RDI classified the material as “moderately hard.”

Table 29: Calculated Bond’s Work Index for Warintza Sample

XF, µm (80% passing feed size)	1382
XP, µm (80% passing product size)	133
Work Index	17.54
Notes: Adapted from part of Table 4 of RDI (2002)

A series of laboratory grind tests were undertaken to establish the time required to obtain targeted grinds of P80 (80% passing) of 65, 100, and 150 mesh for each sample. In each case, approximately 2 kg of material were ground in a laboratory rod mill at 50% solids for 10, 20, 30, and 45 minutes. The ground material was then de-slimed on a 400-mesh screen, and the products were dried. The plus 400 mesh fraction was dry screened from 20 to 400 mesh. The screen fractions were weighed, and the particle size distribution was determined. The grind time requirements for the Warintza sample appear in Table 30.

Table 30: Grind Time Requirements for Targeted Grind Size

Mesh Size	Grind Time, Minutes
P80 = 65 mesh	20
P80 = 100 mesh	27
P80 = 150 mesh	45
Notes: Adapted from part of Table 5 of RDI (2002)

Following the grind studies, bench-scale rougher flotation tests were performed at three grind sizes: P80 of 65, 100, and 150 mesh. A simple reagent suite was employed, consisting of lime as a pH modifier, potassium amyl xanthate (“PAX”) as a collector, and methyl isobutyl carbonyl (“MIBC”) as a frother.

The test procedure consisted of grinding a 2 kg sample with 250 g/T lime in a laboratory rod mill at 50% solids for a known time to obtain the desired particle size. The ground pulp was transferred to a flotation cell, and the pH was adjusted with an additional 20 to 75 g/t lime to obtain a pH of ±8. Collector (60 g/T PAX) and frother (15 g/T MIBC) were added to the pulp and conditioned for one minute. Two concentrates were collected at cumulative times of one and four minutes. The flotation pulp was again conditioned for two minutes with additional collector (20 g/T PAX) and frother (5 g/T MIBC), and a third concentrate was collected at six minutes. The concentrates and flotation tailings were filtered, dried, pulverized, and submitted for Cu analyses. Au and Ag analyses were also obtained for the tailings. The test results for Warintza material are summarized in Table 31.

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Table 31: Summary of Rougher Flotation Results

Grind, P80 mesh	Recovery (10 minutes)			Feed		Tailing	Rougher Flotation Conc. Grade, % Cu
	Wt., grams	Cu, %	Au, %	Calculated % Cu	Assayed g Au/T	Assayed g Au/T
65	16.75	94.4	72.3	0.809	0.21	<0.07	4.56
100	13.84	94.2	71.3	0.804	0.21	<0.07	5.47
150	14.03	94.0	71.3	0.777	0.21	<0.07	5.21
Notes: Copied from part of Table 6 of RDI (2002)

According to RDI (2002), the highlights of the test results were:

1.	The Cu recoveries for Warintza material were in the 94% range in ten minutes of flotation.

2.	The majority of the Cu (75% to 90%) floated in four minutes of flotation time.

3.	The recovery of Cu was independent of the grind size within the range investigated.

4.	The Au recoveries were calculated based on feed and flotation tailing assays.

The Au recovery from the Warintza sample was 71%. The Au may be associated with Cu minerals.

One open-circuit cleaner flotation test was performed on each sample to determine the quality of the possible product. No attempt was made to optimize the process conditions in the cleaner circuit. The test conditions for the cleaner flotation were selected based on RDI’s previous experiences treating primary Cu ores.

The test procedure consisted of floating a rougher concentrate at a primary grind of P80 of 100 mesh with lime, PAX, and MIBC for ten minutes. The rougher concentrates were reground for 15 minutes in a laboratory ball mill. The pH of the ground pulp was adjusted to 10.5 with lime and conditioned for one minute with 10 g/T PAX and 5 g/T MIBC. The first cleaner concentrate was collected for four minutes. The first cleaner concentrate was re-cleaned in second-cleaner flotation at pH>10.5 and three timed concentrates collected for cumulative times of 0.5, 1, and 2.5 minutes. The products were analyzed for Cu, and the first second-cleaner concentrate was also analyzed for Au.

The product quality of the second-cleaner 0.5 minute and 2.5-minute concentrate products are shown in Table 32.

.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 32: Second-Cleaner Concentrate Product Quality

	0.5 Minute Product	2.5 Minute Product
Cu, %	15.1	11.93
g Au/T	1.23
Notes: Adapted from part of Table 7 of RDI (2002).

In commenting on the test results, RDI (2002) noted that:

1.	Concentrate grades in the Warintza sample were postulated to have been lower than might have been achieved, due to the presence of pyrite, which also floats readily and may have gone into the concentrate with the Cu minerals. A higher flotation pH, greater than 11, may be required to depress the pyrite in the concentrate.

2.	Additional testing may be required to optimize the regrind time and cleaner flotation process conditions to determine the quality of product that can be produced in the second cleaner concentrate.

RDI (2002) stated that, based on its experience of other similar primary Cu deposits, it is likely that a Cu concentrate assaying 24% to 28% Cu could be produced. RDI indicated a need for additional testing.

13.2	Current Testing

13.2.1 Mineralogy / Comminution Test Work Completed

In 2022, Warintza commissioned a preliminary metallurgical test work program with FLSmidth USA Inc. for the Warintza Project, utilizing core from the latest exploration drilling campaign. The test work program is in early stages, and only mineralogy and comminution test work are complete at the time of this report. The metallurgical flotation test work plan is outlined below.

In early 2024, Ausenco was appointed to conduct metallurgical studies and process plant design for the Project. Activities are focused on throughput definition, metallurgical recovery for copper, molybdenum and gold to supplement the test work completed in 2023, in addition to tailings testing and process plant design.

Mineralogy Report

Warintza submitted seven core samples to FLSmidth USA Inc. for a metallurgical test work program, which included mineralogy and liberation analysis, comminution test work, and flotation test work. The samples were combined into one master composite utilizing equal weight per sample to form the master composite.

The master composite went through a 25-minute grind cycle and resulting P80 of 138 microns. Polished sections were prepared from this sample for QEMSCAN analysis. Table 33 presents the QEMSCAN bulk mineralogy of the master composite sample. Gangue mineralogy matches well with the XRD data. Quartz

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

and muscovite are in main gangue phases. K-feldspar, plagioclase, clays, and chlorite are the minor gangue phases detected. Traces of calcite, iron, oxides, biotite, rutile, and apatite are also present. Pyrite and chalcopyrite are the main sulfides. Traces of bornite, chalcocite, and covellite are present.

Table 33: QEMSCAN Bulk Mineralogy

Chalcopyrite is the main Cu bearing sulfide followed by chalcocite, covellite, and bornite. Traces of Cu bearing gangue phases are present, but the sum of all non-sulfide Cu represents less than 1% of the Cu in the sample. Table 34 and Figure 49 present the Cu deportment of the master composite.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 34: QEMSCAN Cu Deportment

Figure 49: QEMSCAN Cu Deportment

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Bright phase searches were conducted to prepare maps of particles containing sulfide minerals. These particles were separated into liberation classes for Cu sulfides (all Cu sulfides grouped together) and pyrite. Definitions for these classes are:

●	Liberated – Surface area percent of mineral > 80%
●	Middling – Surface area percent of mineral > 20%
●	Locked – Surface area percent of mineral > 0%
●	Encapsulated – Surface area percent of mineral = 0%
●	Barren – No mineral interest present

The results of the liberation analysis separated into the liberation classes above can be found in Table 35. The particle sizes are electronic and not physical sized fractions. The data is not as robust as measurements on physically sized material due to the potential of stereological biases, but it provides a good rapid indication of the liberation and mineral grain sizes. The results illustrate that 73% of the Cu sulfides are liberated and 17% are in middling. This is a high level of liberation of Cu sulfides.

Table 35: Cu Sulfide Liberation (Distribution % of Cu Sulfides)

The liberation analysis for the distribution percent of pyrite in the Cu sulfide can be found in Table 36. Less than 0.5% of pyrite is contained in liberated and middling categories of Cu sulfides. There are no strong associations of pyrite and Cu sulfides that could lead to low concentrate grades.

Table 36: Cu Sulfide Liberation (Distribution % of Pyrite)

Approximately 99% of pyrite is liberated or in middling particles (Table 37). Pyrite is significantly coarser than the chalcopyrite. 47% of pyrite is in particles coarser than 100 microns while only 12% of Cu sulfides are on particles coarser than 100 microns.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 37: Pyrite Liberation (Distribution % of Pyrite)

Gangue mineralogy of all samples is dominated by quartz and muscovite. Clays are present in each sample but in amounts that should not cause concerns during grinding and flotation. Self-floating gangue minerals were not detected. The major sulfide minerals are chalcopyrite and pyrite. There is a presence of secondary Cu sulfide in the master composite but in low amounts (<0.1 wt%) The Cu sulfides are well liberated and do not show a high level of association with pyrite. It is expected that high concentrate grades should be achievable without high iron contamination from pyrite.

Assay Report

The master composite was assayed and measured by ICP-OES for all elements except for Au, which was measured via fire assay. Additional elements were assayed but not listed in the table because each element tested below the detection limit. Table 38 illustrates the assay results for each sample and master composite. Table 39 illustrates the detection limit for elements assayed and not listed.

Table 38: Head Assays for Samples and Master Composite

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 39: Detection Limits for Elements Assayed and Not Listed

SMC and BWi Test work

The comminution test work included an SMC test and Bond ball mill work index on the master composite by SMC testing Pty Ltd. and JKTech. The SMC Test was conducted on the -31.5 mm/+26.5 mm size fraction of the master composite.

Table 40 provides the summary results from the SMC test.

Table 40: Summarized SMC Test Results

After completing the SMC Test, the entirety of the master composite sample was stage-crushed to 100%, passing 19.0 mm in preparation for the BWi test. After crushing, the material was thoroughly blended, and the BWi test was ran to specifications provided in the original test practices as outlined in Angove & Dunne (1997), Kaya & Thompson (2003), and Mosher & Tague. The BWi test feed sample was screened and stage-crushed to minus 3.35 mm (6 Mesh) as per test specification. The BWi results were run with a closing size of 150 microns. Several quality control measures, as well as rigorous closing criteria listed below, were followed.

1.	Minimum of six cycles
2.	Average grams per mill revolution less than 3% for last three cycles with inflection
3.	Within five to 10 grams of undersize target weight
4.	Circulating load ratio 2.47 or higher
5.	Only last cycle wet screened for product P80 size (semi-log interpolated)

The BWi test results are summarized in Table 41, while the scale ranges for the classification of the BWi are shown in Table 42.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 41: Bond Ball Mill Work Index (BWi) Summarized Test Results

Table 42: Ball Mill Work Index (BWi) Hardness/Resistance to Breakage
Classification Ranges

13.3	Planned Metallurgical Test Work Scope (New Samples)

Grind Studies

Master composite and variability samples to determine Laboratory grind times and curves on each sample to achieve the target P80. Three varying grind times will be used.

Floatation Testing:

One master composite:

▪	Reagent screening tests to select appropriate depressants and collectors.
▪	Primary grind evaluation to determine recovery vs. grind size.
▪	Cleaner floatation testing to determine appropriate regrind sizes and cleaner circuit configurations.

Eight variability samples for evaluation of optimized flotation kinetics.

Master Composite Rougher Kinetic Flotation Testing

Kinetic rougher floatation tests are planned to delineate a robust reagent scheme on the master composite. Depressants for non-sulfide gangue will be evaluated. Lime will be evaluated for pyrite depression. Collectors and xanthates will also be evaluated.

Reagent screening will be followed by a primary grind size floatation series at the selected reagent scheme. Three grind size rougher flotation tests with P80 values ranging between 53 um to 150 um will be conducted.

The rougher flotation tests will be conducted in kinetic format with four products (three concentrates and final tailings). Products will be assayed for Cu, Au, Mo, Ag, Fe, total sulfur (St), and sulfide sulfur.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

A confirmation rougher test on the master composite will be conducted for product size by size analyses on the combined rougher concentrate and tailings. Mineralogical characterization of select floatation products may be beneficial and will be recommended.

Master Composite Cleaner Floatation Testing

A preliminary cleaner flotation test will be performed on rougher concentrate generated from 4 kg of ore to determine regrinding characteristics in the laboratory regrinds mills. Cleaner flotation is expected to be conducted through three stages of cleaning. Three grind size P80 values will be targeted: no regrind, 53, and 25 μm.

All batch cleaner floatation tests will be conducted in open-circuit, and products will be assayed for Cu, Au, Ag, Mo, Fe, and S. Final concentrates will also be assayed for the 29 element ICP suite. Mineralogical characterization of select flotation products may be beneficial and will be recommended.

Individual Variability Rougher Kinetic Flotation Testing

The appropriate floatation parameters delineated from the master composite tests will be used in the test work on individual samples to determine ore variability. The rougher flotation tests to determine optimal parameters will be conducted in kinetic format with four products (three concentrates and final tailings). Products will be assayed for Cu, Au, Mo, Ag, Fe, Sulfide Total, and Sulfide Sulfur.

13.4	Sample Representativity

The test samples used in the previous and the current testing program are believed to be representative of the mineralization style and type present at Warintza.

At this stage of testing and development, there are no known processing factors or deleterious elements that could have a significant effect on potential economic extraction.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

14.0	Mineral Resource Estimates

14.1	Database

The Warintza exploration database consists of 163 inclined surface diamond drill holes for a total of over 101,250 m of drilling as shown in Table 43. Drill hole information available up to March 31, 2024 were included in the MRE.

As shown in Figure 50, drill holes have varying orientations. Most drill holes are surveyed at 30 m intervals down the hole using a Reflex single shot camera. The sampling interval is mostly 2 m down the hole but with samples from older drill holes at 5 m, 1 m, and other lengths. There are 40,080 samples in the exploration drill hole database used for this Resource estimate.

Table 43: Summary Warintza Drill Database

Figure 50: Plan View of Warintza Drill Holes

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

There are also 3,166 in-situ bulk density measurements collected using a wax-coated, water immersion method. These measurements were used to estimate and assign densities to the block model as explained below.

There is also a partial amount of sequential Cu assays, which have been assayed since the 2020 campaign. The total Cu values obtained from the sequential Cu analysis was compared to the independent (Atomic Absorption) total Cu value. The percentage ratios of soluble Cu were estimated to correlate with the mineralogy of the enriched and primary species. It should be noted that there is no significant Cu oxide mineralization in Warintza, as described before. For this reason, the usefulness of the sequential Cu information is limited because it is expected that, based on current mineralogical information, all the mineralization within Warintza would be processed as sulphide mineralization. Therefore, sequential Cu assays aid in the definition of mineralization zones but otherwise do not have a direct impact on resource estimates or reporting.

Subsequently, the database was reviewed for an evaluation and confirmation of intervals, final depths, survey control, drilling intersections, and 3D geological model. The solids of mineralized zones (variable ZMIN) were also reviewed based on the grades of total Cu and soluble Cu. The minimum modelled thickness was also controlled, which is currently 5 m.

14.2	Exploratory Data Analysis

The Cu grade distribution in assays is, as expected, characteristic of a porphyry Cu-Mo-Au deposit. Figure 51, Figure 52, and Figure 53 show the global raw histogram and basic statistics for Cu, Mo, and Au grades, respectively.

Figure 51: Warintza Global Histogram and Basic Statistics, Cu (%)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 52: Warintza Global Histogram and Basic Statistics, Mo (%)

Figure 53: Warintza Global Histogram and Basic Statistics, Au (g/t)

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

14.2.1 In-situ Bulk Density

There are 3,166 values in the database for in-situ bulk density. These samples have been obtained using the immersion method. A box plot of in-situ bulk density values by lithology is presented in Figure 54.

Figure 54: Box and Whisker Plot, In-situ Bulk Density Values by Lithology

14.3	Geological Models and Estimation Domains

The Warintza geologic model is composed of models for three main geologic variables: lithology, alteration, and mineralization zones.

The logging from the drill hole intervals is pre-processed within the software Leapfrog to define the units to be modelled, using a 5 m minimum width for each unit and discarding those logged lithologies, alterations, and mineralization zones that have little or no volumetric representation.

This pre-processing of geologic codes results in the modelling codes shown in Table 44, Table 45, and Table 46 for lithology, alteration, and mineralization zones, respectively. Note that for each alphanumeric logging code, a numeric code has been assigned, which is used then for all further analysis in the drill hole data and block model.

The drill holes were backtagged (flagged) with the information from the three-dimensional models of lithology, alteration, and mineralization zone. This created in the database a new field with geologic codes, which was compared to the original logged information. The percent coincidence was obtained for each pairing of lithology, alteration, and minzone codes (original logged vs backtagged from interpreted models) and found the differences acceptable. The detailed information is available as backup.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

In the modelling and definition of the estimation domains that follow, the backtagged codes were used to ensure consistency with the 3D geologic models.

Table 44: Lithology Codes Used in Modelling

Table 45: Alteration Codes Used in Modelling

Table 46: Mineralization Zone Codes Used in Modelling

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The final models for lithology, alteration, and mineralization zones were obtained using the software Leapfrog and are discussed below.

Figure 55, Figure 56, and Figure 57 show a cross section from the final lithology model and the box and whisker plots for Cu, Mo, and Au for each of the modelled lithology codes, respectively. In these statistics, the backtagged codes were used, as explained above.

Note that, for Cu, the Quartz-monzodiorite (QMD), the Diorite (D), and the Volcanics (V) are the units with the highest grades, while the Granodiorite (GD) is the host, mostly barren rock.

Although with some specific differences, similar comments can be made for Mo and Au, although Au has, in relative terms, the highest grades in the Breccia (Bx), a smaller unit that has less Cu and Mo.

SOLARIS RESOURCES
WARINTZA MINERAL RESOURCE CROSS SECTION

Section 9,648,060 North
Lithology Model
W
E
1800
1600
1400
1200
1000
800
600
400
200
-0
-200
-400
799200
799800
800400
801000
801600
802200
Lithology
NC
BX_St
LM
GD
BMH
IM
PFA
IM_E
QMD
DIO
V
SED
Cu_AA_pct
≤ 0.1
≤ 0.15
≤ 0.2
≤ 0.4
≤ 0.6
≤ 0.8
> 0.8
Scale: 1:15,000
Vertical exaggeration: 1x
0m
1000m
Geological and Drilling Envelope

Figure 55: Cross Section 9,648,060N Showing Lithology, Final Interpreted Model

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 56: Box and Whisker Plot, Cu Grade by Lithology Codes

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 57: Box and Whisker Plots, Mo (L) and Au (R) Grades by Lithology Codes

The analysis of the relationship of grades and alteration is simpler since there are less alteration codes. Figure 58 shows a cross section of the final alteration model, while Figure 59 and Figure 60 show the box and whiskers plots for Cu, and Mo and Au, respectively.

As expected, propylitic alteration has a low or very low content of all three metals. In the case of Cu, the clay-sericite alteration is also low grade, but not so much for Mo and Au. With respect to the other alteration types, the controls are subtle and highlight the importance of modelling the behavior of each in the context of (intersections with) lithologies and mineralization zones.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

SOLARIS RESOURCES
WARINTZA MINERAL RESOURCE CROSS SECTION

Section 9,648,060 North
Alteration Model

W
E
1800
1600
1400
1200
1000
800
600
400
200
-0
-200
-400
799200
799800
800400
801000
801600
802200
Alteration
ARGILICA INTERMEDIA
ARGILICA SUPERGENA
PROPILITICA
FILICA
FILICA ESTE
POTASICA-SKR
POTASICA-SV
POTASICA
FRESCA
Cu_AA_pct
≤ 0.1
≤ 0.15
≤ 0.2
≤ 0.4
≤ 0.6
≤ 0.8
> 0.8
Scale: 1:15,000
Vertical exaggeration: 1x
0m
1000m
Geological and Drilling Envelope

Figure 58: Cross Section 9,648,060N Showing Alteration, Final Interpreted Model

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Viewer

0_Alter Cu

CU Box Plot
Box Plot
Mean
Values
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
CAL 310: CU
CAL 320: CU
CAL 330: CU
CAL 350: CU
CAL 360: CU
CAL 380: CU
Categories

Statistics	CAL 310: CU	CAL 320: CU	CAL 330: CU	CAL 350: CU	CAL 360: CU	CAL 380: CU
Valid Data	3186	12730	20522	409	9972	2598
Total Data	3186	12730	20522	409	9973	2600
Missing Data	0	0	0	0	1	2
Invalid Data	0	0	0	0	1	2
Minimum	0.003	0.001	0.001	0.001	0.001	0.002
Maximum	2.675	4.992	4.676	1.024	6.2	2.466
Mean	0.265	0.257	0.414	0.129	0.421	0.104
Variance	0.046	0.063	0.093	0.026	0.108	0.028
Standard Deviation	0.215	0.25	0.304	0.161	0.328	0.168
Coefficient Of Variation	0.813	0.976	0.736	1.246	0.781	1.621
First Quartile (Q1)	0.126	0.089	0.173	0.032	0.18	0.029
Median (Q2)	0.211	0.187	0.358	0.075	0.367	0.056
Third Quartile (Q3)	0.338	0.35	0.588	0.137	0.584	0.111
Upper Outlier Limit	0.653	0.74	1.21	0.287	1.186	0.234
Lower Outlier Limit	0.003	0.001	0.001	0.001	0.001	0.002

Figure 59: Box and Whisker Plot, Cu Grade by Alteration Codes

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Viewer

0_Alter Mo

MO Box Plot
Box Plot
Mean
Values
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
CAL 310: MO
CAL 320: MO
CAL 330: MO
CAL 350: MO
CAL 360: MO
CAL 380: MO
Categories

Statistics	CAL 310: MO	CAL 320: MO	CAL 330: MO	CAL 350: MO	CAL 360: MO	CAL 380: MO
Valid Data	3186	12730	20522	409	9972	2598
Total Data	3186	12730	20522	409	9973	2600
Missing Data	0	0	0	0	1	2
Invalid Data	0	0	0	0	1	2
Minimum	0	0	0.001	0	0.001	0.001
Maximum	0.312	0.586	0.964	0.283	0.447	0.15
Mean	0.011	0.013	0.02	0.004	0.024	0.023
Variance	0	0	0.001	0	0.001	0
Standard Deviation	0.014	0.018	0.024	0.016	0.025	0.022
Coefficient Of Variation	1.195	1.411	1.221	3.835	1.022	0.933
First Quartile (Q1)	0.003	0.002	0.005	0.001	0.009	0.007
Median (Q2)	0.008	0.008	0.013	0.001	0.019	0.018
Third Quartile (Q3)	0.015	0.017	0.026	0.002	0.032	0.034
Upper Outlier Limit	0.033	0.039	0.057	0.003	0.066	0.074
Lower Outlier Limit	0	0	0.001	0	0.001	0.001

Viewer

0_Alter Au

AU Box Plot
Box Plot
Mean
Values
0.15
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
0.05
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0.01
0
CAL 310: AU
CAL 320: AU
CAL 330: AU
CAL 350: AU
CAL 360: AU
CAL 380: AU
Categories

Statistics	CAL 310: AU	CAL 320: AU	CAL 330: AU	CAL 350: AU	CAL 360: AU	CAL 380: AU
Valid Data	3186	12730	20522	409	9972	2598
Total Data	3186	12730	20522	409	9973	2600
Missing Data	0	0	0	0	1	2
Invalid Data	0	0	0	0	1	2
Minimum	0.003	0.003	0.003	0.003	0.003	0.003
Maximum	2.13	4.19	7.23	0.37	2.23	1.102
Mean	0.042	0.038	0.051	0.031	0.043	0.063
Variance	0.004	0.006	0.006	0.001	0.003	0.004
Standard Deviation	0.061	0.075	0.08	0.037	0.052	0.066
Coefficient Of Variation	1.442	1.965	1.556	1.171	1.219	1.047
First Quartile (Q1)	0.018	0.015	0.022	0.012	0.02	0.027
Median (Q2)	0.03	0.026	0.038	0.019	0.032	0.045
Third Quartile (Q3)	0.049	0.044	0.063	0.035	0.049	0.075
Upper Outlier Limit	0.095	0.087	0.124	0.069	0.092	0.147
Lower Outlier Limit	0.003	0.003	0.003	0.003	0.003	0.003

Figure 60: Box and Whisker Plots, Mo (L) and Au (R) Grades by Alteration Codes

The mineralization zone model (Minzone) is shown in Figure 61. Note that the highest-grade zones are near the surface (in blue, secondary enrichment zone) and in red, where chalcopyrite predominates over pyrite (Cpy > Py). This primary unit forms the core of Warintza Central and appears in Warintza East, although with a much more limited volume compared to the 2022 model. This is one of the more significant changes in the mineralization zone model from 2022 to the current model and limits the extent of the better grade mineralization.

The Cu, Mo and Au grades by mineralization type are shown in the box and whiskers plots in Figure 62 and Figure 63, respectively. As expected, the supergene and the Cpy>Py units are the highest-grade units. Note that the supergene unit is a relatively low-enrichment zone, “immature” as described in Section 7. Still, it is volumetrically significant and contributes to an expected favourable mining scenario, being near surface.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

SOLARIS RESOURCES | WARINTZA MINERAL RESOURCE CROSS SECTION

Section 9,648,060 North
Min-Zone Model

W
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Mineral Zone
LIX
PLIX
ESE
CPY>PY
PY>CPY
Cu_AA_pct
≤ 0.1
≤ 0.15
≤ 0.2
≤ 0.4
≤ 0.6
≤ 0.8
> 0.8
Scale: 1:15,000
Vertical exaggeration: 1x
0m
1000m
Geological and Drilling Envelope

Figure 61: Cross Section 9,648,060N Showing Mineralization Zones (Minzone),
Final Interpreted Model

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 62: Box and Whisker Plot, Cu Grade by Minzone Codes

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Viewer

0_Miner Au

AU Box Plot
Box Plot
Mean
Values
0.20
0.19
0.18
0.17
0.16
0.15
0.14
0.13
0.12
0.11
0.10
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0.03
0.02
0.01
0
CZM 410: AU
CZM 420: AU
CZM 440: AU
CZM 450: AU
CZM 460: AU
Categories

Statistics	CZM 410: AU	CZM 420: AU	CZM 440: AU	CZM 450: AU	CZM 460: AU
Valid Data	31640	12339	2730	357	2352
Total Data	31641	12339	2730	359	2352
Missing Data	1	0	0	2	0
Invalid Data	1	0	0	2	0
Minimum	0.003	0.003	0.003	0.005	0.003
Maximum	7.23	2.36	2.23	0.625	1.102
Mean	0.037	0.063	0.054	0.059	0.064
Variance	0.006	0.004	0.003	0.006	0.004
Standard Deviation	0.075	0.062	0.059	0.077	0.067
Coefficient Of Variation	2.018	0.989	1.086	1.306	1.037
First Quartile (Q1)	0.015	0.034	0.029	0.024	0.027
Median (Q2)	0.026	0.05	0.042	0.037	0.047
Third Quartile (Q3)	0.042	0.075	0.064	0.059	0.079
Upper Outlier Limit	0.082	0.136	0.116	0.105	0.157
Lower Outlier Limit	0.003	0.003	0.003	0.005	0.003

Viewer

0_Miner Mo

MO Box Plot
Box Plot
Mean
Values
0.10
0.09
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
CZM 410: MO
CZM 420: MO
CZM 440: MO
CZM 450: MO
CZM 460: MO
Categories

Statistics	CZM 410: MO	CZM 420: MO	CZM 440: MO	CZM 450: MO	CZM 460: MO
Valid Data	31640	12339	2730	357	2352
Total Data	31641	12339	2730	359	2352
Missing Data	1	0	0	2	0
Invalid Data	1	0	0	2	0
Minimum	0	0	0.001	0.001	0.001
Maximum	0.964	0.56	0.31	0.138	0.143
Mean	0.014	0.026	0.028	0.018	0.024
Variance	0	0.001	0.001	0	0
Standard Deviation	0.021	0.025	0.025	0.021	0.021
Coefficient Of Variation	1.421	0.977	0.888	1.195	0.888
First Quartile (Q1)	0.003	0.011	0.013	0.004	0.007
Median (Q2)	0.008	0.019	0.022	0.012	0.019
Third Quartile (Q3)	0.019	0.032	0.036	0.023	0.035
Upper Outlier Limit	0.043	0.063	0.07	0.05	0.077
Lower Outlier Limit	0	0	0.001	0.001	0.001

Figure 63: Box and Whisker Plots, Au (left) and Mo (right) Grades by Minzone Codes

14.3.1 Additional Interpreted Volumes

Three other volumes (three-dimensional solids) were interpreted independently of the geologic interpretations themselves, although to some extent conditioned by them, as well as structural information, thus ensuring consistency between all interpreted solids.

The additional interpretations were:

1.	A grade shell at a 0.1% Total Cu;

2.	A grade shell at 10% Sulfates; and,

3.	A “drill hole influence” envelope to include all drillholes and extending (nominally) 200m in lateral directions, and 40m in the vertical direction.

In the case of the Cu 0.1% grade shell, while it was used explicitly to control estimation in any way, it was used to ensure that the estimation process, search directions and ranges, and other estimation plan parameters are consistent with the more mineralized areas of the deposit. The validation of the estimated grades is expected to perform better within this grade shell, the more significant volume in the deposit.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The 10% sulfate (gypsum) grade shell was completed to aid in the definition of additional zones within the deposit that merit further geometallurgical investigations, as it is known that in the type of deposits, sulfates can be an issue when present in high enough quantities in a concentrator. There is no other intent or use for this solid at the time of writing this Report, as the updated geometallurgical studies are still ongoing.

The “drill hole influence” envelope is intended to avoid extrapolation of grades beyond reasonable distances and is used as an aid to the estimation domains to control the extent of the estimated model. It is an additional tool that helps avoid undue extrapolation of the estimated grades. There are no blocks with estimated grades outside this drill hole influence envelope.

Figure 64 shows a three-dimensional view, looking towards the NNW, of the three solids. Note how the 0.1% Cu grade shell (in red) is always inside the “drill hole influence” envelope (in magenta), while the model shows significant areas of sulfates (anhydrite/gypsum), mainly in Warintza Central.

Figure 64: 3D View to the NNW Showing the 0.1% Total Cu Grade Shell (Red); Drill Hole Influence Envelope (Magenta); and the 10% Sulfate (Anhydrite/Gypsum) Grade Shell (Yellow)

14.3.2 Estimation Domain Definition

Estimation of grades proceeds within domains defined based on geological and statistical considerations. The definition and modelling of these domains is an important step in mineral resource estimation.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Estimation domains are the geological equivalent to geostatistical stationary zones and are defined as a volume of rock with mineralization controls that result in approximately homogeneous distributions of mineralization. The spatial distributions of grade exhibit consistent statistical properties. This does not mean that the grades are constant within the domains; however, the geological and statistical properties of the grades facilitate its prediction.

The process of defining the estimation domains begin with a detailed statistical analysis of the grades within each lithology, alteration, and minzone unit separately. A similar process was followed for the in-situ bulk density information. The workflow can be summarized as:

1.	Development of the grade domains begins with geologic knowledge. The various logged codes are grouped and re-grouped based on a combination of data abundance, geologic knowledge, and sometimes statistical analysis. This results in the geologic variables that are modelled, as explained above.

2.	Next, initial estimation domains based on all possible combinations of the geologic attributes are defined. These are all the possible intersections of each of the geologic variables in the model. In the case of Warintza, there are six different alteration codes, six different mineralization codes, and nine different lithology codes to consider for a theoretically possible 324 combination. However, data abundance and geologic considerations will filter out many these. For Warintza, most initial combinations with less than 1% of the total number of intervals in the database were grouped with others according to geologic criteria.

3.	The subsequent step is to statistically analyze the distribution of grades of the initial domains. The main purpose is to remove or group domains according to geologic considerations. The main statistical tools used is quantile-quantile (Q-Q) plots, which allow for a direct comparison of grade distributions within each proposed domain, although some specific histograms and probability plots were also used. The Q-Q plots, in combination with geologic criteria and abundance of information, allows to combine the initial domains.

4.	This iterative process is repeated until a final set of domains that clearly separates different types of mineralization is found. While labour-intensive, this process ensures that the most important geologic and statistical aspects are combined into estimation domains that are the basis for the grade estimation that follows.

The examples shown below of two Q-Q plots for Cu used in the intermediate iterations illustrate a case where two distributions are considered similar, and, therefore, can be grouped as a single domain (Figure 65), and a case where the opposite occurs, the two distributions are clearly different and cannot be grouped (Figure 66).

The Q-Q plot is frequently used because it presents, in a graphical and most evident manner, the degree of similarity between two distributions. Still, in cases that are not as clear-cut as the one shown below, a degree of subjectivity is involved in the decision to group or not two sub-domains.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 65: Q-Q Plot, Cu, Example of two lithologies that are grouped

Figure 66: Q-Q Plot, Cu, Example of two preliminary domains that cannot be grouped

The process resulted in the definition of different estimation domains for Cu, Mo, Au, and in-situ bulk density. While it is sometimes appropriate to use the same set of estimation domains for all estimated variables, in the case of Warintza, since the underlying geologic controls are different for Mo, Au, and the in-situ bulk density variables, it is appropriate to define separate estimation domains.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The Cu domains defined are shown in Figure 67 and Table 47 (Cu, 16 domains), Table 48 (Mo, 7 domains), and Table 49 (Au, 8 domains). The corresponding box-and-whisker plots for Cu, Mo, and Au are shown in Figure 68, Figure 69, and Figure 70, respectively.

Note that, as expected, the low- and high-grade units are well differentiated, with, for example, the mostly barren Cu unit 16 capturing the Granodiorite lithology (GD). Domains 5, 8, and 14 capture the best combination of lithology, alteration, and minzone, and thus are higher grades than the other units. On the other hand, Domains 1 and 4 are the lowermost in terms of Cu grades. Similar analysis can be done for Mo and Au.

Compared to the 2022 MRE model, the significant increase of drilling added in this 2024 model allows for a more detailed definition of estimation domains, thus avoiding smoothing and further extrapolation of grades into volumes not interpreted as well mineralized. Overall, the domains defined are consistent with the known geology and discriminates well between volumes of different mineralization and corresponding grade ranges.

Figure 67: Cross Section 9,648,060N Showing Cu Estimation Domains

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 47: Warintza Cu Estimation Domains

Table 48: Warintza Mo Estimation Domains

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 49: Warintza Au Estimation Domains

Figure 68: Box and Whisker Plots with summary statistics, Cu Grades by Cu Estimation Domains

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 69: Box and Whisker Plots with summary statistics, Mo Grades by Mo Estimation Domains

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 70: Box and Whisker Plots with summary statistics, Au Grades by Au Estimation Domains

14.3.2 In-situ Bulk Density Domains

The same process was applied to the bulk density data combining the information available by lithology, alteration, and mineralization zone. This resulted in six domains being defined for in-situ bulk density, which are shown in Table 50. Figure 71 shows the basic statistics and the box and whisker plots for each domain.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Note that, as expected, the lower bulk density values are found in units closer to the surface, including the sericite-clay alteration and in the leached zone, at less than 2.5 m3/t. At deeper levels of the deposit, bulk density values are in the 2.7 to 2.75 m3/t range, which is typical for the types of rocks found at Warintza.

Table 50: Warintza In-situ Bulk Density Estimation Domains

Figure 71: Box and Whisker Plots, Bulk Density Domains

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

14.4	Outlier Grade Control

Extreme or unusual values (outliers) in grade distributions are grades that deviate from the general tendency of most other grades in the deposit and can be spatially and statistically isolated. In the discussion that follows, outliers are valid assayed samples, not a consequence of spurious or erroneous data collection, and are defined in terms of geological and statistical populations.

The determination of what values are considered outliers is subjective. The key concept applied is that these outlier values do not have the spatial continuity in the deposit as other lower grade mineralization, and therefore must be restricted to avoid overestimation of mineral resources.

Outlier values are commonly examined on a log-normal cumulative frequency plot on a domain basis. Breaks at the high end of the distribution may represent outlier populations. For example, Figure 72 shows the log-normal probability plot of Cu grade for Estimation Domain 5. In this case, for grades higher than 2.20%, the distribution appears to break up and exhibits a slight slope change, represented by about 1.5% of the total samples.

To limit the influence of the outlier data, two methods can be used:

1.	All samples above the specified grade cut-off are reset to the top value defined; this is known as “capping”, and modifies the actual values used in the estimation. It applies the same spatial influence on all data at the time of estimation. This is a popular method in the industry to control outlier values, but it is less desirable in this QP’s opinion because it can still locally overestimate grades at the time of estimation since the spatial influence of all data is the same.

2.	Instead of modifying the sample grades themselves, a differential spatial influence can be used at the time of estimation. That is, outlier grades are used only to a limited spatial extent (influencing only the block they are located within, for example), mimicking the geologic concept of not overextending the influence (continuity) of the outlier grades. This restriction is applied on composites used at the time of estimation.

Practitioners sometimes apply a combination of the two previous options, which may involve capping grades prior to compositing, and then restricting the spatial influence of the outlier grades after compositing at the time of estimation.

Either way, restricting outlier grades removes metal from the sample distribution and limits the influence of the outliers. There may still be a region of high estimates around the outliers, yet there may be isolated high grades. The local estimates are checked on a case-by-case basis, always bearing in mind the impact of this restriction on the overall distribution for each domain.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 72: Probability Plot, Cu, Estimation Domain 5, Warintza

The summary of the outlier grades analysis and as applied in the grade estimation process is shown in Table 51, Table 52, and Table 53 for Cu, Mo, and Au, respectively. The impact of applying a high-grade restriction at the time of estimation can only be quantified after the model is obtained and is based on the difference between the model with restrictions and the model without restrictions.

Table 51: Summary Outlier Restriction by Domain, Cu

Cu Domain	Outlier Threshold Grade (%)	Number of 2m composites Above Threshold	% of Total 2m composites Impacted
1	0.50	10	0.80%
2	2.00	8	0.04%
3	2.00	6	0.40%
4	0.80	14	0.45%
5	2.20	5	0.92%
6	2.50	5	0.18%
7	1.40	5	0.37%
8	2.50	8	0.76%
9	1.20	4	0.06%
10	2.50	3	0.06%
11	0.25	16	59.3%
12	0.55	6	1.10%
13	1.10	11	0.20%
14	1.60	3	0.14%
15	0.55	9	17.31%
16	0.05	19	47.50%

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 52: Summary Outlier Restriction by Domain, Mo

Mo Domain	Outlier Threshold Grade (%)	Number of 2m composites Above Threshold	% of Total 2m composites Impacted
1	0.02	11	18.03%
2	0.20	5	0.04%
3	0.20	0	0.00%
4	0.30	8	0.06%
5	0.30	5	0.03%
6	0.10	4	0.22%
7	0.15	0	0.00%

Table 53: Summary Outlier Restriction by Domain, Au

Au Domain	Outlier Threshold Grade (%)	Number of 2m composites Above Threshold	% of Total 2m composites Impacted
1	0.15	5	0.43%
2	0.75	20	0.08%
3	0.25	11	3.12%
4	1.00	5	0.03%
5	0.80	5	0.12%
6	0.10	11	1.26%
7	0.30	19	0.51%
8	0.70	4	0.14%

14.5	Composites

After applying the capping to the original samples, 2 m long composites were prepared from the original assay data, truncated at the contacts between domains.

No significant correlation between assayed Cu grades and assay length is observed, see Figure 73. The compositing process was done truncating the composites at estimation domain contacts, and called for re-distributing into the prior composites the minor pieces of core that were left near the contacts, so that no sample mass is lost. Nonetheless, and given that most of the samples are either 1m or 2m in length, about 99.6% of the total composites are exactly 2m long.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Conditional Means, Cu vs Sample Length, Warintza
Cu (%)
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Coeficient of Variation
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.7 0.8 0.9 1 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2 2.1 2.2 2.3 2.4
Sample Length
Cu%
Coeficient of Variation

Figure 73: Conditional Cu Grade Means by Composite Length (Blue),
Coefficient of Variation in orange (Second Y-Axis), All Warintza Samples

Given that composites are the same length as most of the samples (or a multiple), their basic statistics compared to the original samples do not change significantly. As examples, Figure 74 shows the histogram and basic statistics for Cu, domain 8, 2 m composites. Figure 75 shows the corresponding probability plot.

Cu, 2m Comps, Dom 8
Number of Data 1055
number trimmed 49530
mean 0.7592
std. dev. 0.4611
coef. of var 0.6073
maximum 3.5050
upper quartile 0.9974
median 0.6590
lower quartile 0.4290
minimum 0.0050
weights used
Frequency
0.0800
0.0700
0.0600
0.0500
0.0400
0.0300
0.0200
0.0100
0.0000
0.00
1.00
2.00
3.00
CU

Figure 74: Histogram and Basic Statistics, Cu, Domain 8, 2 m Composites

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Cu, Dom 8
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.2
0.1
0.01
0.040
0.40
4.0
CU

Figure 75: Probability Plot, Cu, Domain 8, 2 m Composites

14.6	Spatial Clustering

Data are rarely collected randomly, and, in a spatial sense, each sampled interval does not represent the same volume across the deposit. In the case of Warintza, since multiple holes are drilled from a single platform, this effect is exacerbated, and the spatial aggregation of data can be significant, particularly for the upper intervals in the drill holes.

Therefore, there is a need to adjust the histograms and summary statistics to be representative of the entire volume of interest. Declustering techniques are, except for kriging itself, geometric methods that assign each datum a weight based on closeness to surrounding data. These weights are greater than zero and sum to one. The composite distribution and all summary statistics are calculated with the weights to obtain more representative statistics.

The cell declustering method (Deutsch, 1989) was applied to the 2 m composite for all three metals and by estimation domain. Figure 76 shows the declustered histogram and basic statistics of the composites for domain 8 and should be compared to Figure 74. Note how the average grade is slighter lower after declustering. This is typical in positively skewed distributions since most of the redundancy occurs in higher grade zones. However, in this example (estimation domain 8), the impact of clustering is considered minor.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Cu, Declustered 2m Comps, Dom 8
Number of Data 1055
mean 0.7514
std. dev. 0.4606
coef. of var 0.6130
maximum 3.5050
upper quartile 0.9986
median 0.6417
lower quartile 0.4210
minimum 0.0050
weights used
Frequency
0.0800
0.0700
0.0600
0.0500
0.0400
0.0300
0.0200
0.0100
0.0000
0.00
1.00
2.00
3.00
Value

Figure 76: Declustered Histogram and Basic Statistics, Cu, Domain 8, 2 m Composites

14.7	Contact Analysis

The treatment and definition of boundaries have implications on resource estimation, such as dilution, lost ore, or a mixture of geological populations. The treatment of boundaries at the time as grade estimation is of practical importance. The terms hard and soft boundaries are used to describe whether the change in grade distribution across the contact is abrupt or not, respectively.

Conventional grade estimation usually treats the boundaries between geological units as hard boundaries, whereby no mixing occurs across the boundary. Soft boundaries allow grades from neighbouring domains to be used. Sometimes, soft and hard boundaries can be predicted or expected from geological knowledge but should always be confirmed with statistical contact analysis (Rossi and Deutsch, 2014).

The behavior of grade distributions across contacts is analyzed by finding pairs of data in the two estimation domains of interest at pre-defined distances.

In this work, pairs within pre-specified distances were found using a three-dimensional search of nearby assay intervals belonging to a different unit, see Figure 77, which shows the Cu grade trends near the contact between Domains 8 and 9, as an example.

This process was completed exhaustively for all combinations of domains and for each metal, although there are instances where the domains have no contacts. The analysis of grade trends near contacts

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

defines whether the grade estimation for any given unit should incorporate composites of a neighboring unit.

Figure 77: Contact Profile, Cu, Domains 8-9 Contact

The summary of all possible contacts and the strategy they indicate should be implemented at the time Cu grade estimation is summarized as a contact matrix in Figure 78. The hard contacts (no data sharing) are represented by cells shaded in red; the semi-soft contacts are represented in green and indicate that composites from both domains should be shared in the first estimation (shortest) pass only; the soft contacts are highlighted in magenta and indicate that composites should be shared in the first two passes. There are no cases when composites are shared across contacts in all three-grade estimation passes. From Figure 78, only Domains 6 and 8 share data in the first estimation pass, all others are hard boundaries (no sharing).

The corresponding contact matrices for Mo and Au are shown in Figure 79 and Figure 80, respectively. In the case of Mo, Domains 2 and 6, and Domains 4 and 7, share composites in the first estimation pass only (Figure 79). In the case of Au, Domains 4 and 7, and 6 and 8, share composites in the first pass (Figure 80).

Figure 78: Contact Matrix, Cu. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 79: Contact Matrix, Mo. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).

Figure 80: Contact Matrix, Au. In Red, Hard Contacts (No Sharing); In Green, Semi-Soft Contact (Share Only in The First Pass).

14.8	Variography

The software SAGE 2001 (Isaaks. 1999) was used to obtain the required variogram models, necessary for estimating resource grades using ordinary kriging. The estimator used was the correlogram, which is robust because of the use of lag-specific mean and variance values in its calculation. In practice, it has become a popular option when dealing with grade variables.

The experimental correlograms were obtained on 37 directions, every 30° in the horizontal and dip planes, and dipping -30°; -60°; and vertical. Down-the-hole correlograms were also obtained to assist in defining the nugget effect in all cases.

Except for three Cu domains (Domains 11; 15; and 16); one Mo domain (Domain 1); and two Au domain (Domains 3 and 6), all the remaining Cu, Mo, and Au domains have their own correlogram model. An example is shown graphically in Figure 81. In Table 54, the main correlogram model parameters are shown for all modelled Cu domains; Table 55 and

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 56 show the corresponding information for the Mo and Au correlogram models. Domains without correlogram models were estimated using the Inverse Distance Squared (ID2) method.

The correlogram models are described using Minesight’s-GSLib rotation convention, which can be summarized as (Z/X/Y, L/R/L). The first three letters indicate the order of the rotation: the first rotation is around the Z axis; the second rotation is around the X axis; and the third rotation is around the Y axis. The second group of three letters indicates the rotation directions. The first letter indicates a left L hand rotation around the first rotation axis. The second letter indicates a right R hand rotation around the second rotation axis. The third letter indicates a right R hand rotation around the third rotation axis.

Correlograms, Cu, Dom 13

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.150
C1 ==> 0.067
C2 ==> 0.783

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 22
RH Rotation about the X' axis ==> -15
LH Rotation about the Y' axis ==> 13
Range along the Z' axis ==> 32.0 Azimuth ==> 340 Dip ==> 70
Range along the Y' axis ==> 51.0 Azimuth ==> 22 Dip ==> -15
Range along the X' axis ==> 70.1 Azimuth ==> 108 Dip ==> 13

Second Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 80
RH Rotation about the X' axis ==> 10
LH Rotation about the Y' axis ==> -13
Range along the Z axis ==> 1209.9 Azimuth ==> 208 Dip ==> 73
Range along the X' axis ==> 114.7 Azimuth ==> 168 Dip ==> -13
Range along the Y' axis ==> 154.8 Azimuth ==> 80 Dip ==> 10

Modeling Criteria

Minimum number pairs req'd ==> 350
Sample variogram points weighted by # pairs

Correlograms, Cu, Dom 13
Structure Number 1
Rose Diagram of Ranges Dipping 0 Degrees
Scale:
70 Units

Correlograms, Cu, Dom 13
Structure Number 2
Rose Diagram of Ranges Dipping 0 Degrees
Scale:
600 Units

Correlograms, Cu, Dom 13
Structure Number 1
Rose Diagram of Ranges Dipping 30 Degrees
Scale:
70 Units

Correlograms, Cu, Dom 13
Structure Number 2
Rose Diagram of Ranges Dipping 30 Degrees
Scale:
600 Units

Correlograms, Cu, Dom 13
Structure Number 1
Rose Diagram of Ranges Dipping 60 Degrees
Scale:
70 Units

Correlograms, Cu, Dom 13
Structure Number 2
Rose Diagram of Ranges Dipping 60 Degrees
Scale:
600 Units

AZIMUTH = 60 DIP = 0
γ(h) = 0.150 + 0.067 Exp57.3(h) + 0.783 Exp167.0(h)
γ(h)
Lag distance (h)
*Sample variogram points with less than 350 pairs have not been plotted.

AZIMUTH = 150 DIP = 0
γ(h) = 0.150 + 0.067 Exp54.4(h) + 0.783 Exp130.0(h)
γ(h)
Lag distance (h)
*Sample variogram points with less than 350 pairs have not been plotted.

AZIMUTH = 330 DIP = -60
γ(h) = 0.150 + 0.067 Exp44.2(h) + 0.783 Exp331.8(h)
γ(h)
Lag distance (h)
*Sample variogram points with less than 350 pairs have not been plotted.

Figure 81: Correlogram Model, Cu, Domain 13. Views of the Model Parameters (Left); Main Orientations
for the Two Structures Modelled (Central); and Three Directions with the Fitted Model, approximately on the main directions of anisotropy.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 54: Cu Correlograms Models by Domain

Cu Correlogram Models, Minesight’s GSLib Rotation Conventions
Domain	Model Type	Nugget	Variance Structure 1	Rotation First Structure (Z/X/Y)	Ranges First Structure, m (Y/X/Z)	Variance Structure 2	Rotation Second Structure (Z/X/Y)	Ranges Second Structure, m (Y/X/Z)
1	Exponential w/ Practical Range	0.050	0.474	-60/34/19	48/26/13	0.476	-25/8/9	102/1172/375
2	Exponential w/ Practical Range	0.160	0.227	-78/53/27	14/27/30	0.613	-11/-3/-75	196/1088/372
3	Exponential w/ Practical Range	0.250	0.506	-96/-62/-7	99/59/5	0.244	-25/15/23	384/61/1057
4	Exponential w/ Practical Range	0.250	0.497	5/0/76	60/9/4	0.253	-78 /113/80	1310/111/152
5	Exponential w/ Practical Range	0.140	0.821	-40/-12/-40	179/117/9	0.039	-21/-6/-13	218/50/27
6	Exponential w/ Practical Range	0.200	0.385	18/-9/32	67/9/46	0.415	65/13/1	207/64/1630
7	Exponential w/ Practical Range	0.250	0.487	26/-86/30	82/37/19	0.263	-61/-30/52	3251/63/165
8	Exponential w/ Practical Range	0.200	0.479	80/-15/71	113/45/16	0.321	43/57/-77	532/26/44
9	Exponential w/ Practical Range	0.080	0.407	-58/52/-2	6/117/15	0.513	43/24/-39	217/524/4090
10	Exponential w/ Practical Range	0.200	0.362	-31/34/5	28/27/10	0.438	12/-1/41	84/617/1577
12	Exponential w/ Practical Range	0.050	0.677	-35/-13/161	84/2/18	0.273	27/30/114	1516/106/76
13	Exponential w/ Practical Range	0.150	0.067	22/-15/13	51/70/32	0.783	80/10/-13	155/115/1210
14	Exponential w/ Practical Range	0.300	0.316	-89/-32/41	20/14/15	0.384	18/5/-14	173/213/1817

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 55: Mo Correlograms Models by Domain

Mo Correlogram Models, Minesight’s GSLib Rotation Conventions
Domain	Model Type	Nugget	Variance Structure 1	Rotation First Structure (Z/X/Y)	Ranges First Structure, m (Y/X/Z)	Variance Structure 2	Rotation Second Structure (Z/X/Y)	Ranges Second Structure, m (Y/X/Z)
2	Exponential w/ Practical Range	0.300	0.344	-75/-19/5	33/45/5	0.356	-7/22/-91	202/1211/431
3	Exponential w/ Practical Range	0.450	0.422	-22/88/-26	32/47/2	0.128	88/29/76	2476/30/1971
4	Exponential w/ Practical Range	0.500	0.320	5/11/-54	15/41/9	0.180	-11/-10/-12	358/690/1150
5	Exponential w/ Practical Range	0.300	0.457	-37/18/-72	83/183/6	0.243	12/10/37	455/4035/1227
6	Exponential w/ Practical Range	0.100	0.571	-74/-10/-17	42/30/3	0.329	-14/18/25	190/42/1256
7	Exponential w/ Practical Range	0.150	0.383	-100/10/37	7/19/16	0.467	19/8/12	457/3308/330

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 56: Au Correlograms Models by Domain

Au Correlogram Models, Minesight’s GSLib Rotation Conventions
Domain	Model Type	Nugget	Variance Structure 1	Rotation First Structure (Z/X/Y)	Ranges First Structure, m (Y/X/Z)	Variance Structure 2	Rotation Second Structure (Z/X/Y)	Ranges Second Structure, m (Y/X/Z)
1	Exponential w/ Practical Range	0.400	0.542	-187/45/74	13/22/4	0.058	-6/49/94	1063/36/4228
2	Exponential w/ Practical Range	0.300	0.580	-59/-9/-27	38/30/3	0.120	-56/91/-45	415/136/347
4	Exponential w/ Practical Range	0.300	0.497	-5/25/-9	38/25/3	0.203	-83/30/-4	535/272/348
5	Exponential w/ Practical Range	0.016	0.710	-29/-30/27	42/15/10	0.274	-33/6/4	117/343/967
6	Exponential w/ Practical Range	0.450	0.363	-44/-1/88	26/3/115	0.187	20/74/43	378/45/215
7	Exponential w/ Practical Range	0.300	0.452	-101/75/26	8/63/33	0.248	3/-5/14	255/1421/499
8	Exponential w/ Practical Range	0.200	0.609	-77/58/22	137/10/11	0.191	17/48/-12	324/375/92

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

14.9	Block Model and Grade Estimation

The block model is defined in Datamine using a 25 x 25 x 15 m parent block size with a minimum 5 x 5 x 5 m sub-cell size and with the following limits, which refer to the southwest, lower corner of the block:

Minimum Easting:	798,010E
Maximum Easting:	802,610E
Minimum Northing:	9,646,310N
Maximum Northing:	9,649,910N
Minimum Elevation:	-70 m
Maximum Elevation:	2,610 m

Blocks are flagged with a code for each lithology, alteration, mineralization zone, and estimation domain. Ordinary kriging (OK) and Inverse Distance Squared (ID2) are used to estimate Cu, Mo, and Au grades.

Sulfuric-soluble Cu and Cyanide-soluble Cu have also been estimated into the model, although they do not feature in the Resource inventory. They were estimated using the same correlogram models and search parameters as Total Cu (Cu). The sulfuric-soluble Cu (CuS) and Cyanide-soluble Cu (CuCn) were only used to fine-tune, as explained above, the mineralization zones’ interpretation and model.

Grades were estimated into blocks using the 2 m composites within the corresponding domain, although, in some cases, as described above, composites were partially shared across domains. In all cases, grade estimation was performed on parent blocks, using a 3 x 3 x 3 discretization grid, and the estimated grades assigned to the sub cells within the parent block.

High grade restrictions were applied using the spatial influence limit feature available in Minesight. The threshold grades used in the restriction are shown in Table 51, Table 52, and Table 53 above. The influence distance used in all cases was 19 m (radius) from the outlier composite.

There were four passes for all domains estimated using OK, the first three conditioned to blocks within the 0.1% Cu grade shell, the fourth conditioned to the drill hole influence envelope. In the case of the domains estimated using ID2, a single, isotropic search conditioned by the drill hole influence envelope was applied.

In the case of the OK estimations, search orientations were guided by the correlogram models, and the search distances in every case were guided by variography but optimized to reflect a correct balance of estimated blocks in each estimation pass.

Since drill hole coverage is uneven, not all blocks are estimated due to the limitation imposed by the search ellipsoids. Non-estimated blocks were assigned the grade corresponding to the 25th percentile of the 2 m composite distribution. This was done only within the drill hole influence envelope. The grade estimation plans for all domains are shown in Table 57, Table 58, and Table 59, for Cu, Mo, and Au,

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

respectively. The assigned values for those blocks that remained unestimated after four passes (only within the drill hole influence envelope) are shown in Table 60.

Table 57: Cu Estimation Plans by Domain

Cu Kriging Plans, Minesight’s GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z (m)	Search Angle Rotation, Minesight’s GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
1	1	OK	60/100/80	-25/8/9	4	8	2
	2	OK	100/160/120	-25/8/9	4	10	2
	3	OK	120/220/160	-25/8/9	2	12	1
	4	OK	180/330/240	-25/8/9	2	12	1
2	1	OK	60/100/80	-11/-3/-75	4	8	2
	2	OK	100/160/120	-11/-3/-75	4	10	2
	3	OK	120/220/160	-11/-3/-75	2	12	1
	4	OK	180/330/240	-11/-3/-75	2	12	1
3	1	OK	80/60/100	-25/15/23	4	8	2
	2	OK	120/100/160	-25/15/23	4	10	2
	3	OK	160/120/220	-25/15/23	2	12	1
	4	OK	240/180/330	-25/15/23	2	12	1
4	1	OK	100/60/80	-78/113/80	4	8	2
	2	OK	160/100/120	-78/113/80	4	10	2
	3	OK	220/120/160	-78/113/80	2	12	1
	4	OK	330/180/240	-78/113/80	2	12	1
5	1	OK	100/80/60	-21/-6/-13	4	8	2
	2	OK	160/120/100	-21/-6/-13	4	10	2
	3	OK	220/160/120	-21/-6/-13	2	12	1
	4	OK	330/240/180	-21/-6/-13	2	12	1
6	1	OK	80/60/100	65/13/1	4	8	2
	2	OK	120/100/160	65/13/1	4	10	2
	3	OK	160/120/220	65/13/1	2	12	1
	4	OK	240/180/330	65/13/1	2	12	1
7	1	OK	100/60/80	-61/-30/52	4	8	2
	2	OK	160/100/120	-61/-30/52	4	10	2
	3	OK	220/120/160	-61/-30/52	2	12	1
	4	OK	330/180/240	-61/-30/52	2	12	1
8	1	OK	100/60/80	43/57/-77	4	8	2
	2	OK	160/100/120	43/57/-77	4	10	2
	3	OK	220/120/160	43/57/-77	2	12	1
	4	OK	330/180/240	43/57/-77	2	12	1
9	1	OK	60/80/100	43/24/-39	4	8	2

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Cu Kriging Plans, Minesight’s GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z (m)	Search Angle Rotation, Minesight’s GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
	2	OK	100/120/160	43/24/-39	4	10	2
	3	OK	120/160/220	43/24/-39	2	12	1
	4	OK	180/240/330	43/24/-39	2	12	1
10	1	OK	60/80/100	12/-1/-41	4	8	2
	2	OK	100/120/160	12/-1/-41	4	10	2
	3	OK	120/160/220	12/-1/-41	2	12	1
	4	OK	180/240/330	12/-1/-41	2	12	1
11	1	ID2	300/300/300	0/0/0	2	4	2
12	1	OK	100/80/60	27/30/114	4	8	2
	2	OK	160/120/100	27/30/114	4	10	2
	3	OK	220/160/120	27/30/114	2	12	1
	4	OK	330/240/180	27/30/114	2	12	1
13	1	OK	80/60/100	80/10/-13	4	8	2
	2	OK	120/100/160	80/10/-13	4	10	2
	3	OK	160/120/220	80/10/-13	2	12	1
	4	OK	240/180/330	80/10/-13	2	12	1
14	1	OK	60/80/100	18/5/-14	4	8	2
	2	OK	100/120/160	18/5/-14	4	10	2
	3	OK	120/160/220	18/5/-14	2	12	1
	4	OK	180/240/330	18/5/-14	2	12	1
15	1	ID2	300/300/300	0/0/0	2	4	2
16	1	ID2	300/300/300	0/0/0	2	4	2

Table 58: Mo Estimation Plans by Domain

Mo Kriging Plans, GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z	Search Angle Rotation, GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
1	1	ID2	300/300/300	0/0/0	2	12	2
2	1	OK	60/100/80	-7/22/-91	4	8	2
	2	OK	100/160/120	-7/22/-91	4	10	2
	3	OK	120/220/160	-7/22/-91	2	12	1
	4	OK	180/330/240	-7/22/-91	2	12	1
3	1	OK	100/60/80	88/29/76	4	8	2
	2	OK	160/100/120	88/29/76	4	10	2
	3	OK	220/120/160	88/29/76	2	12	1
	4	OK	330/180/240	88/29/76	2	12	1
4	1	OK	60/80/100	-11/-10/-12	4	8	2
	2	OK	100/120/160	-11/-10/-12	4	10	2
	3	OK	120/160/220	-11/-10/-12	2	12	1
	4	OK	180/240/330	-11/-10/-12	2	12	1

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Mo Kriging Plans, GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z	Search Angle Rotation, GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
	4	OK	180/240/330	-11/-10/-12	2	12	1
5	1	OK	60/100/80	12/10/37	4	8	2
	2	OK	100/160/120	12/10/37	4	10	2
	3	OK	120/220/160	12/10/37	2	12	1
	4	OK	180/330/240	12/10/37	2	12	1
6	1	OK	80/60/100	-14/18/25	4	8	2
	2	OK	120/100/160	-14/18/25	4	10	2
	3	OK	160/120/220	-14/18/25	2	12	1
	4	OK	240/180/330	-14/18/25	2	12	1
7	1	OK	80/100/60	19/8/12	4	8	2
	2	OK	120/160/100	19/8/12	4	10	2
	3	OK	160/220/120	19/8/12	2	12	1
	4	OK	240/330/180	19/8/12	2	12	1

Table 59: Au Estimation Plans by Domain

Au Kriging Plans, GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z	Search Angles Rotation, GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
1	1	OK	100/80/120	-6/49/94	4	8	2
	2	OK	140/120/170	-6/49/94	4	10	2
	3	OK	160/120/220	-6/49/94	2	12	1
	4	OK	240/120/220	-6/49/94	2	12	1
2	1	OK	100/60/80	-56/91/-45	4	8	2
	2	OK	160/100/120	-56/91/-45	4	10	2
	3	OK	220/120/160	-56/91/-45	2	12	1
	4	OK	330/180/240	-56/91/-45	2	12	1
3	1	ID2	300/300/300	0/0/0	2	12	2
4	1	OK	100/60/80	-83/30/-4	4	8	2
	2	OK	160/100/120	-83/30/-4	4	10	2
	3	OK	220/120/160	-83/30/-4	2	12	1
	4	OK	330/180/240	-83/30/-4	2	12	1
5	1	OK	60/80/100	-33/6/4	4	8	2
	2	OK	100/120/160	-33/6/4	4	10	2
	3	OK	120/160/220	-33/6/4	2	12	1
	4	OK	180/240/330	-33/6/4	2	12	1
6	1	ID2	300/300/300	0/0/0	2	12	2
7	1	OK	60/100/80	3/-5/14	4	8	2
	2	OK	100/160/120	3/-5/14	4	10	2
	3	OK	120/220/160	3/-5/14	2	12	1

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Au Kriging Plans, GSLib Rotation Conventions
Domain	Pass	Estimator	Search in Y, X, and Z	Search Angles Rotation, GSlib Convention	Min # Comp	Max # Comp	Min # of DDH
	4	OK	180/330/240	3/-5/14	2	12	1
8	1	OK	80/100/60	17/48/-12	4	8	2
	2	OK	120/160/100	17/48/-12	4	10	2
	3	OK	160/220/120	17/48/-12	2	12	1
	4	OK	240/330/180	17/48/-12	2	12	1

Table 60: Values Used for Assignment When Not Estimated, Only Within The Drill Hole Influence Envelope, by Metal and Domain.

Table 61 shows the estimation plan for in situ Bulk Density. Given the short search distances used, many blocks have no bulk density estimates. The orientations of the search ellipsoids were guided by variogram maps run on two of the domains that had enough data. The data was previously “cleaned” by removing all data outside the ±3*SD (standard deviations) limit with respect to the mean for each domain.

Bulk density is estimated into the block model using the Inverse Distance Squared (ID2) method. The arithmetic averages of each domain are used to assign in-situ bulk density to un-estimated blocks, shown in Table 62.

The average bulk density value is lower for the upper portions of the deposit, which is reasonable considering that the upper levels of the deposit are subject to increased weathering and, in general, supergene processes which weaken the rock. This is not unusual in these types of deposits.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 61: In-situ Bulk Density Estimation Plans by Domain

In-situ Bulk Density Estimation Plans
Domain	Pass	Distance (Y/X/Z)			Search Angles Rotation, GSlib Convention	Min # Comp	Max # Comp	Min # DDH
1	1	20	20	30	-98/-67/7	4	12	2
	2	30	30	40	-98/-67/7	4	12	2
	3	40	40	60	-98/-67/7	2	12	1
2	1	20	20	30	-98/-67/7	4	12	2
	2	30	30	40	-98/-67/7	4	12	2
	3	40	40	60	-98/-67/7	2	12	1
3	1	30	20	20	-100/-42/15	4	12	2
	2	45	30	30	-100/-42/15	4	12	2
	3	60	40	40	-100/-42/15	2	12	1
4	1	30	20	20	-98/-67/7	4	12	2
	2	45	30	30	-98/-67/7	4	12	2
	3	60	40	40	-98/-67/7	2	12	1
5	1	20	20	30	-98/-67/7	4	12	2
	2	30	30	40	-98/-67/7	4	12	2
	3	40	40	60	-98/-67/7	2	12	1
6	1	30	20	20	-124/-84/10	4	12	2
	2	45	30	30	-124/-84/10	4	12	2
	3	60	40	40	-124/-84/10	2	12	1

Table 62: In-situ Bulk Density Assigned Values by Domain (after discarding data outside ±3*Standard Deviation)

Domain	In-situ Bulk Density Assigned Value
1	2.90
2	2.80
3	2.72
4	2.38
5	2.61
6	2.78

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

14.10	Validation

14.10.1 Visual Validation

Cross sections, longitudinal sections, and plan views were used to check whether the block estimated grades in relation to the nearby composites are reasonable; whether the composited assay data itself was reasonable; whether the oxide/transition/sulfide surfaces; the topographic surfaces; the lithological, alteration, and mineralized envelopes were correctly tagged onto the block model; the 0.1% Cu grade shell and the drill hole influence envelope are correctly identified in the block model; and, finally, whether the estimated and assigned in-situ bulk density values and final estimated Au grades are reasonable. No evidence of any block being wrongly assigned or estimated was found. Two examples are shown in Figure 82 and Figure 83.

Figure 82: Warintza Central and Warintza East, Cu Grade Estimates and 2m Cu composites, Section N9648060, ±12.5m window

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 83: Warintza Central and Warintza East, Cu Grade Estimates and 2m Cu composites, 875m Plan View, ±7.5m window

14.11	Statistical Validation

The comparison of the global averages and basic statistics between the block model at a cut-off grade of 0 g/t Au and the declustered composites were obtained for each domain. The relative differences between the average estimated grades and the NN-declustered composites are acceptable for most domains for all three variables, Cu, Mo, and Au, as shown in Table 63, Table 64, and Table 65, respectively.

Note that those domains for which the differences are more important is either because they are low grades, such that the relative differences are more significant, or because there are few blocks and estimates considered in the averaging. Such is the case for Cu, Domain 1, with 12% relative difference between the NN model and the OK estimates (Table 63). Domain 1 is not only low grade but represents less than 10% of the total estimated volume in the model. In the case of Mo (Table 64), the relative differences are inflated due to the low Mo values (in %) as shown.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 63: Global Means by Domain, Nearest-Neighbour Model, and
Estimated Grades, Cu

Table 64: Global Means by Domain, Nearest-Neighbour Model and
Estimated Grades, Mo

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 65: Global means by Domain, Nearest-Neighbor Model, and
Estimated Grades, Au

Drift Plots

It is important to check whether the estimated grades reproduce the same grade trends observed in the declustered composites. This can be accomplished by plotting declustered drill hole composite grades (nearest neighbor model) vs. block model averages based on the three main Cartesian coordinates and considering significantly large volumes at a time. The slices (swaths) are defined considering block sizes in each direction. In this case, the width was two blocks (50 m) in the Easting and Northing directions and two levels (30 m) in the elevation direction.

These graphs were obtained globally and by domain for Cu, Mo, and Au in each of the three directions, considering the first two estimation passes. The global drift plots are shown in Figure 84, Figure 85, and Figure 86, respectively, as examples of the good reproduction of grade trends in the three main directions.

Figure 84: Drift Plots, Cu

From Left to Right: Easting; Northing; and Elevation, Average Cu Nearest Neighbor (NN) Model Grades
(Green Line) and Average Cu Estimated Grades (Red Line).
Swaths are 50 m; 50 m; and 30 m wide, respectively

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 85: Drift Plots, Mo

From Left to Right: Easting; Northing; and Elevation, Average Mo Nearest Neighbor (NN) Model Grades (Green Line) and Average Mo Estimated Grades Red Line).
Swaths are 50 m; 50 m; and 30 m wide, respectively

Figure 86: Drift Plots, Au

From Left to Right: Easting; Northing; and Elevation, Average Au Nearest Neighbor (NN) Model Grades (Green Line) and Average Au Estimated Grades (Red Line).
Swaths are 50 m; 50 m; and 30 m wide, respectively

14.12	Classification of Mineral Resources

The MRE is classified into Measured, Indicated and Inferred categories. The classification was done after considering observed continuity of mineralization, continuity of the geological units/domains, knowledge of lithological, alteration, and structural controls on mineralization, and reliability of the sampled data. Variogram models were used to support the assessment of grade continuity. Also, consideration was given to the quality of the geological model, including the lack of true width information, which in this case does not affect the confidence on the geologic model given that it is a 3D interpretation of large volumes. The classification thus reflects not only drill spacing and drill hole data quality, but also confidence level in the continuity of the grade and the geometry of the deposit.

It is the opinion of this QP that the sample preparation, security, and analytical procedures used provide reasonable support for the reliability of the sample database for the Warintza deposits under investigation such that it supports mineral resource estimation without limitation on confidence classification.

The Measured, Indicated and Inferred mineral resources are classified in a manner that is consistent with the May 10, 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The implementation of the resource classification process was completed in several steps:

1.	An initial estimation run using the Cu kriging plans was implemented. Measured mineral resources were defined where there are at least two drill holes and four composites minimum within 40 and 80 m distance, depending on geologic domain and orientation. Indicated mineral resources were defined where there are at least two drill holes and four composites minimum within 60 and 120 m distance, depending on geologic domain and orientation. Inferred mineral resources were estimated within an envelope of drill hole influence, defined nominally as 200 m in the horizontal directions, and 40 m in the vertical direction. The result is an indicator for each block in the model, flagging that it could have been estimated under those specific conditions, which is the basis for the resource classification.

2.	A manual interpretation and adjustment of the initial classification was then done on plan views (by bench). The interpretation was intended to:

a.	Restrict further the measured and indicated areas to avoid extrapolating in certain areas, as well as eliminating those volumes that were small and had no continuity.

b.	Eliminate isolated blocks marked as potentially Indicated (avoid the “spotted dog” issue), converting them from Measured to Indicated, or from Indicated to Inferred, that is, further downgrading the classification.

c.	Eliminate blocks marked as potentially Indicated in areas where there were isolated drilling platforms. In these areas, grade estimation is based on multiple drill holes, but all drilled from one or two platforms. The affected areas were El Trinche, Patrimonio, and outlying areas of Warintza East, which are classified as Inferred.

Additional restrictions were imposed based on elevation to account for where drill holes become sparser at depth. The additional restrictions implemented were:

1.	There are no Measured mineral resources below the 850 m elevation. Any estimated block flagged as Indicated below 680 m elevation was classified as Indicated.

2.	There are no Indicated mineral resources below the 680 m elevation Any estimated block flagged as Indicated below 680 m elevation was classified as Inferred.

3.	Only blocks within the drill hole influence envelope had estimated grades and a corresponding classification.

After applying all the steps described above, the final classification of the blocks can be checked and characterized, for each class, as shown in Table 66. These statistics, obtained from the final resource block model, shows that for the Measured category, there were on average almost seven 2 m composites used in the estimation, from over three drill holes. The closest distance is 23 m; the farthest is just over 51 m; and the average distance of all 2 m composites used to estimate the block is just over 37 m.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Similarly, for the Indicated category, distances range from 41 to 82 m, with an average just over 64 m. No less than 62 m composites and three drill holes on average were used. Note that Table 66 does not include assigned grades, which, by default, are classified as Inferred mineralization.

Table 66: Summary Average Distances (Closest; Farthest; and Average) of all 2m Composites Used to
Estimate Blocks, by Resource Class.

A plan view (level 800 m) of Warintza’s resource classification and drill hole traces is shown in Figure 87, with Measured blocks in red; Indicated blocks in green; and Inferred blocks in blue. Also, shown in red, is the outline of the resource pit used to report the mineral resources and in purple is the drill hole influence envelope. A cross section (N9648100) is shown in Figure 88, also showing the Resource pit used to define the mineral resources and the drill hole influence envelope, see Section 14.13 below.

Figure 87: Warintza Resource Classification Plan View, Level 800 m

Measured Blocks in Red; Indicated Blocks in Green; Inferred Blocks in Blue; Waste/Not Estimated in
Gray; Red Outline is Resource Pit; Purple Outline is the Drill Hole Influence Envelope

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Figure 88: Warintza Resource Classification East West Section, N9648100

Measured Blocks in Red; Indicated Blocks in Green; Inferred Blocks in Blue; Waste/Not Estimated in
Gray; Red Outline is Resource Pit; Purple Outline is Drill Hole Influence Envelope

14.13	Reasonable Prospects of Eventual Economic Extraction

The Warintza mineralization is assumed amenable to open-pit mining and milling and recovery through a concentrator (flotation plant) with a Mo recovery circuit. Au is assumed to be recoverable in a Cu concentrate and payable as a credit. All these assumptions are common for these types of Cu-Mo-Au porphyry deposits.

Warintza was evaluated for reasonable prospects for eventual economic extraction by constraining the mineral resources within a pit shell optimized in Whittle and MSOPit (MineSight). The assumptions used in preparing the conceptual pit include mining, processing, and general and administration costs; metallurgical recoveries; metal prices including provisions for downstream selling costs; a single global slope angle for the ultimate pit walls; and other technical parameters. The primary assumptions are shown in Table 67 and correspond approximately to a 0.1 % Cu breakeven economic cut-off.

Table 67: Warintza Conceptual Resource Pit Parameters

Parameter	Value
Cu price (USD/lb)	4.00
Mo price (USD/lb)	20.00
Au Price (USD/ounce)	1,850
Mining Cost (USD/tonne)	1.50
Incremental Mining Cost (USD/vertical every 15m)	0.02
Process Cost (USD/tonne of ore)	5.00
Cu Recovery (%)	90
Mo Recovery (%)	85

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Au Recovery (%)	70
General and Administration (USD/tonne)	1.00
Overall and Global Ultimate Pit Slope Angle (degrees)	45º

14.14	Mineral Resource Inventory

The effective date of the MRE is July 1, 2024. Resources are presented based on CuEq grades, as well as the individual metals. The calculation of the CuEq grade is based on both metallurgical recoveries and metal prices, the same shown in Table 67 above. The CuEq formula used is:

Appropriate conversion factors for the metals involved need to be applied. The resulting final factors are:

This equation reflects the following adjustments that were made to the Cu Price used:

1.	Payable Cu: 96.5%.

2.	TC/RC: 80 $/dmt and 0.08 $/lb-Cu.

3.	Freight and selling cost of 120 $/t for Cu concentrates.

Table 68 summarizes the in-pit mineral resources in the Warintza deposit and within the constraining optimized pit shell, reported at a 0.25% CuEq cut-off grade.

Table 69 shows Warintza’s sensitivity to CuEq cutoff grade within the Resource pit. It includes 157 Mt at 0.76% CuEq (Measured) and 269 Mt at 0.69% CuEq (Indicated) for 427 Mt at 0.71% CuEq (Measured & Indicated) and an additional 177 Mt at 0.62% CuEq (Inferred) at a higher cut-off grade of 0.50% CuEq which reflects the at or near surface supergene and higher-grade hypogene mineralization.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 68: Warintza Mineral Resource at 0.25 % CuEq Cut-Off Grade, Effective July 1, 2024

Notes to Table 68:

1.	The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.
4.	Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral Resources estimate is at a base case of 0.25% CuEq cut-off grade.
8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the mineral resource estimate is July 1, 2024.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Table 69: Warintza MRE’s Cut-Off Grade Sensitivity

Cut-off	Category	Tonnage	Grade
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)
0.15%	Measured	246	0.61	0.45	0.02	0.05
	Indicated	836	0.44	0.30	0.02	0.04
	M&I	1,082	0.48	0.34	0.02	0.04
	Inferred	3,135	0.27	0.20	0.01	0.04
0.25% (Base Case)	Measured	232	0.64	0.47	0.02	0.05
	Indicated	677	0.49	0.34	0.02	0.04
	M&I	909	0.53	0.37	0.02	0.05
	Inferred	1,426	0.37	0.27	0.01	0.04
0.35%	Measured	207	0.68	0.50	0.03	0.06
	Indicated	497	0.56	0.40	0.02	0.05
	M&I	704	0.60	0.43	0.02	0.05
	Inferred	640	0.47	0.34	0.02	0.05
0.50%	Measured	157	0.76	0.56	0.03	0.06
	Indicated	269	0.69	0.50	0.03	0.05
	M&I	427	0.71	0.52	0.03	0.06
	Inferred	177	0.62	0.45	0.02	0.07

Notes to Table 69:

1.	The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.
4.	Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

Resources estimate is at a base case of 0.25% CuEq cut-off grade and other estimates at varying cut-off grades are included only to demonstrate the sensitivity of the Mineral Resources estimate and are not the QP’s estimate of the Mineral Resources for the property.

8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the mineral resource estimate is July 1, 2024.

Cautionary Note

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources do not account for mine selectivity, mining loss, and dilution. The reported mineral resources include material classified as Inferred mineral resources that have a lower level of confidence than Measured and Indicated mineral resources and, as such, have not been converted to mineral reserves. It is reasonably expected that most of the Inferred mineral resources could be upgraded to the Indicated category through further exploration.

14.15	Factors That May Affect the Mineral Resource Estimate

Other than as discussed in other sections of this Report, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that may materially affect the mineral resource estimates. Other relevant factors that may materially affect the mineral resources, including mining, metallurgical recovery, and infrastructure, are reasonably well understood according to the assumptions presented in this Report.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

15.0	Mineral Reserve Estimate

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

16.0	Mining Methods

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

17.0	RECOVERY Methods

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

18.0	Project Infrastructure

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

19.0	Market Studies and Contracts

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

20.0	Environmental Studies, Permitting & Social OR Community Impact

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

21.0	Capital and Operating Costs

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

22.0	Economic Analysis

Not applicable at the current stage of the Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

23.0	Adjacent Properties

Two large porphyry Cu-Au districts occur within the same mineralized belt as the Warintza cluster. Mirador and San Carlos-Panantza porphyry clusters share geological characteristics with Warintza (Figure 89). The following sections on Mirador and San Carlos-Panantza are summarized from publicly available reports and research literature.

Mirador District

The Mirador District, located some 40 km south of the Warintza cluster, has two main porphyry deposits – Mirador and Mirador Norte – as well as some lesser mineralized structures that comprise the Mirador District (Drobe et al., 2013). These deposits are characterized by disseminated to blebby chalcopyrite, which is most abundant within potassically altered plutonic rocks of the Zamora Batholith. Chalcocite-bearing, supergene-enriched zones overly the primary mineralization as at Warintza. Radiometric age dating (Drobe et al., 2013) indicates that the main Zamora Batholith granodiorite host rocks are ca. 164 Ma, whereas the causative subvolcanic intrusive rocks are approximately 8 million years younger.

The Mirador mine is currently owned and operated by EcuaCorriente S.A., a wholly-owned subsidiary of CRCC-Tongguan Investment Co. Ltd., which is a joint venture formed between China Railway Construction Corporation (“CRCC”) and Tongling Non Ferrous Metal Group.

Mirador commenced commercial production on July 18, 2019, and has a current projected mine life of 30 years (Harris, 2019). The mine is expected to produce 11 Mt of Cu concentrates annually, containing 137 Mlbs of Cu, 34,000 ounces of Au, and 394,000 ounces of Ag for 30 years. The Cu concentrates it produces will be exported to China. Mirador hosts probable reserves of 3.18 Mt of Cu, 3.39 million ounces of Au, and 27.11 million ounces of Ag.

San Carlos-Panantza

San Carlos-Panantza deposits are located approximately 18 km west of Warintza. San Carlos-Panantza contain mainly hypogene Cu with minor overlying oxide and secondary enrichment horizons (Drobe et al., 2007). Typical hypogene mineralization consists of disseminated chalcopyrite and molybdenite within quartz veins, whereas higher-grade zones (>0.8% Cu) are associated with more concentrated chalcopyrite with pyrite and locally magnetite (Drobe et al., 2007).

The San Carlos-Panantza porphyry Cu deposits are currently owned and operated by EcuaCorriente S.A., a wholly-owned subsidiary of CRCC-Tongguan Investment Co. Ltd., which is a joint venture formed between CRCC and Tongling Non Ferrous Metal Group. The concessions that cover the San Carlos-Panantza deposits are directly adjacent to the concessions covering the Warintza deposit.

Corriente Resources Inc.’s Panantza and San Carlos Cu Project Preliminary Assessment Report, dated October 30, 2007 (Technical Report, Mirador Copper-Gold Project 30,000 TPD Feasibility Study) contains historical estimates for the two deposits.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

The reported San Carlos historical Inferred mineral resource estimate is 600 Mt of 0.59% Cu for 7,738 Mlbs of Cu at a 0.4% Cu cut-off. The reported Panantza historical Inferred mineral resource estimate is 463Mt of 0.66% Cu for 6,688 Mlbs of Cu at a 0.4% Cu cut-off. Between the two deposits, there have been 22,580 m of drilling in 79 holes.

The historical estimates in the Corriente report are thought to be relevant and reliable as of their date of issue. The following summary of assumptions, parameters and methods is an abridged version of disclosure provided in the summary of the Corriente report:

Corriente engaged Mine Development Associates (“MDA”) in April 2007 to provide a block-model based mineral resource estimate for Panantza in order to provide a current resource estimate. In addition, MDA was asked to provide a block-model based mineral resource estimate for San Carlos so that the mining potential of both projects could be evaluated using block-model based mine scheduling and floating pit cones. In working with MDA, Corriente re-estimated the resources of both deposits by developing block models incorporating the 2006 drill data for Panantza and using new geology solid models for San Carlos. The resource estimate excludes oxide copper mineralization within the leached zone of the deposits.

The historical estimates use mineral resource categories prescribed by NI 43-101 and are the most recent estimates available to Solaris. To be updated to current mineral resources, Solaris anticipates the assumptions used to derive the historical estimates would need to be updated to be more appropriate for current times. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources and Solaris is not treating the historical estimates as current mineral resources.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

760000
800000
840000
9680000
9640000
9600000
N
Panantza
San Carlos
WARINTZA
Mirador Norte
Mirador
Fruta del Norte
Legend
Type
Warintza Project
Gold Mine
Copper Mine
Copper Project
LOWELL MINERAL EXPLORATION ECUADOR S.A.
AURELIAN ECUADOR S.A.
CRUZ DEL SOL CSSA S.A.
ECUACORRIENTE S.A.
ECUASOLIDUS S.A.
EXPLORCOBRES S.A.
Ecuador Other
SOLARIS RESOURCES
an augustagroup company
Warintza Project
Adjacent Properties Map
Near Cuenca, Ecuador
DATUM:
WGS 1984 UTM Zone 17S
Date: 13/04/2022
0
10
20
Kilometers

Figure 89: Map of Concessions, Known Prospects and Mines Surrounding Warintza Property

Source: Solaris Resources Inc. (2024)

The Author of the Report has been unable to verify the foregoing information, and the information is not necessarily indicative of the mineralization on the Warintza Project.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

24.0	Other Relevant Informtion

No other relevant information.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

25.0	Interpretation and Conclusions

Warintza is a highly prospective Cu-Mo-Au porphyry deposit within the Cordillera del Cóndor. Exploration efforts in the belt have identified numerous porphyries, Au skarn, and epithermal Au deposits, all related to Late Jurassic magmatism. Warintza is a typical porphyry system that has the potential to become a world-class Cu-Mo-Au resource, while the potential for other deposit types exists but have not been explored.

After four years and over 101,000 m of core drilling, which have tested mainly the Warintza Central, Warintza East, and partially the El Trinche and Patrimonio areas, this MRE shows a very significant tonnage amenable to open-pit mining. It also shows that there are several additional deposits which have significant target footprints, adjacent and nearby to Warintza proper, that require further exploration.

Infill drilling is required within both Warintza Central and Warintza East to increase further resource confidence, as the overall dimensions of the mineralization in the core areas of the deposit has now been largely delimited.

Straightforward grass-roots exploration techniques work well in the Cordillera del Cóndor. Numerous porphyry deposits have been discovered in the area by initial panned concentrate stream sediment sampling, followed by prospecting, rock sampling, ridge soil sampling, grid soil sampling, and finally, scout drill-testing of geochemical anomalies. At Warintza, there are additional targets that have yet to be investigated by drilling.

Early exploration at Warintza prior to Solaris’ involvement was hampered by community and social issues, and although this still presents a risk, efforts by the Company have allowed for the development of a supportive relationship and advancement of the Project. The return of the surface rights covering the Shuar communities, along with ongoing community consultation and community development efforts, have culminated in the Company entering into an Impact and Benefits Agreement with the host communities.

Metallurgical testing is ongoing, and a full characterization of Warintza’s mineralization is still pending. It is merited that, beginning in the second half of 2024, an economic study be developed, which will benefit from a more complete understanding of the mineralization’s response to beneficiation methods. From the testing completed to date, plus comparisons to similar porphyry deposits, it is expected that Warintza mineralization is amenable to conventional metallurgical processes.

25.1	Risks and Uncertainties

25.1.1 Risks and Uncertainties Affecting the Resource Estimate

The factors that normally create risk in a resource estimate are not unusual and common to many exploration-stage projects. Additional infill drilling is required. To date, drilling has confirmed prior models and assumptions regarding geological and grade continuity, with the exception of Warintza East, initially with relatively sparse information and now more delimited. This is an example of normal exploration risk,

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

and, in fact, the uncertainty implies both downside risk and upside potential when drilling new areas or extensions of the existing mineralization.

The reported mineral resources can be impacted by social, political, and government affairs, issues that remain a risk. While at this point in time, Solaris has done considerable work to ensure that this risk is minimized, social and political factors external to the Company’s control can materially impact the prospects for economic exploitation of Warintza.

Other technical issues, such as the lack of a formal quality control monitoring program for the older holes (2000 campaign), have been largely resolved by confirming the characteristics of the mineralization with new drilling. The 2001 drill campaign (holes W-17 through W-33) did include a formal quality control monitoring program. While relatively conventional for that time, they were incomplete and less rigorous than is currently recommended for such programs. This is considered a minor risk and, after the additional drilling, has no impact on the mineral resource estimate or classification.

25.1.2 Risks and Uncertainties Affecting Potential Additional Discoveries

The Warintza Property contains targets for future exploration that could lead to the discovery of additional mineralization having the potential to add to the current resource estimates. There is no certainty; however, that future exploration will lead to significant discoveries as part of normal exploration risk.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

26.0	Recommendations

26.1	Drilling Program

The QP recommends a drill program to provide improved drilling coverage targeting open lateral extensions, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support completion of a PFS. The main objective is to increase resource confidence (categorization). If additional geologic information warrants it, targeting new areas of higher-grade mineralization (supergene enrichment or high-grade primary mineralization) should be prioritized.

Recent drilling has extended near surface, high-grade mineralization to the north, northwest and southeast of the MRE. The primary open vectors are to the northwest, southwest and to the southeast. Drilling is underway from a step-out platform to the northwest to test the connection to West and Central. The same approach is being taken with step-out platforms to the southwest. These represent opportunities for a major expansion of the MRE in a significantly enlarged pit.

A geometallurgical program is recommended and ongoing for flowsheet development and optimization, in addition to assessing the mineralization’s heterogeneity. Comminution variables such as SAG power and Bond Mill indices should be tested for in different domains, as well as metallurgical recovery variability from composites and variability tests. This program is expected to cost $4 million and will support the preparation of the PFS below.

Infill drilling, resource expansion drilling testing lateral open extensions, geo-metallurgical and geotechnical drilling to support a PFS based on an updated mineral resource estimate should be completed. The combined objectives are likely to require approximately an additional 60,000 m of drilling. Together, these drilling programs are expected to cost approximately $20 million.

It is also recommended that a total of no less than 5% of the meters drilled in mineralization be tested for in-situ bulk density.

26.2	Pre-Feasibility Study

Based on the results of the MRE for Warintza, the QP recommends further developing the Project through the completion of a PFS. The PFS will form the basis for the mine development plan and will include detailed scopes, schedules, and work plans for inputs to a Feasibility Study. It is recommended that the PFS be advanced contemporaneously with, and not be contingent on positive results from, the aforementioned drilling and geometallurgical program. In addition to the aforementioned drilling and geometallurgical program to support the PFS, Solaris has estimated a budget of $8 million to complete the PFS. Solaris will continue to develop environmental, social, health, safety, and security programs in parallel to support the exploration program and technical studies.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

27.0	REFERENCES

1.	Arias, W., Core shed facilities and sample preparation laboratories visit at the Warintza project. Wood PLC. June 14, 2021. 1-5 pp.
2.	Aspden J.A., Litherland M., (1992) The geology and Mesozoic collisional history of the Cordillera Real, Ecuador. Tectonophysics 205:187-204
3.	Berger, B. R., Ayuso, R. A., Wynn, J. C., and Seal, R. R., 2008, Preliminary model of porphyry Cu deposits: US Geological Survey Open-File Report 2008-1321, 55 p.
4.	Bloom, L., Solaris Drill Core Quality Control Procedures. Analytical Solutions Ltd. Canada. June 29, 2021. 1- 7pp.
5.	Bloom, L., Recommendations for Warintza Drill Core Duplicates. Analytical Solutions Ltd. Canada. August 25, 2021. 1- 19pp.
6.	Chiaradia M, Vallance J, Fontboté L, Stein H, Schaltegger U, Coder J, Richards J, Villeneuve M, Gendall I (2009) U-Pb, Re-Os, and [40]Ar/[39]Ar geochronology of the Nambija Au-skarn and Pangui porphyry Cu deposits, Ecuador: Implications for the Jurassic metallogenic belt of the Northern Andes. Mineralium Deposita 44:371-387
7.	CIM, 2003, Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines: Adopted by CIM Council on November 23, 2003, 10 p.
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12.	Deustch, C.V., 1989, “DECLUS: a FORTRAN 77 Program for Determining Optimum Spatial Declustering Weights”, Computers & Geosciences, 15(3): 325-332.
13.	Donoso, A., 2019, Legal Report Lowell (Solaris Resources) Mineral Exploration Ecuador S.A.
14.	Drobe J, Lindsay D, Stein H, Gabites J (2013) Geology, mineralization, and geochronological constraints of the Mirador Cu-Au porphyry district, southeast Ecuador. Economic Geology 108:11-35
15.	Drobe, J., Hoffert, J., Fong, R., Haile, J., and Collins, J., 2008, Technical Report, Mirador Cu-Au Project 30,000 TPD Feasibility Study.
16.	Equity Exploration Consultants Ltd. Resource Estimate of the Warintza Central Ci-Mo Porphyry Deposit. Warintza Project, Cordillera del Cóndor, Ecuador. Prepared for Solaris Inc. Authors: Trevor Rabb, Darcy Baker & Eleanor Black. Effective Date: December 13, 2019. Report Date: December 18, 2019. Revised Date: February 13, 2020, 94 pp.
17.	Fontboté L, Vallance J, Markowski A, Chiaradia M (2004), Oxidized Au skarns in the Nambija district, Ecuador. Society of Economic Geologists Special Publication 11:341-357
18.	Gendall IR, Quevedo LA, Sillitoe RH, Spencer RM, Puente CO, Leon JP, Povedo RR (2000) Discovery of a Jurassic porphyry Cu belt, Pangui area, southern Ecuador. SEG Newsletter 43(1):8-15
19.	GeoSystems International, Inc.: NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended), Effective Date April 1, 2022, QP M.E. Rossi, 161 pp.
20.	Gustafson, LB, Quiroga J (1995) Patterns of mineralization and alteration below the porphyry Cu orebody at El Salvador, Chile. Economic Geology 90:2-16
21.	Harris, P., 2019, EcuaCorriente starts Mirador production.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

22.	Hartley, A. J., and Rice, C. M., 2005, Controls on supergene enrichment of porphyry Cu deposits in the Central Andes – a review and discussion: Mineralium Deposita, v. 40, p. 515–525.
23.	Isaaks, E.H., 1999, “SAGE2001 User’s Manual”, Software License and Documentation.
24.	Jaillard E (1997) Síntesis estratigráfica y sedimentológica del Cretáceo y Paleógeno de la Cuenca Oriental del Ecuador. Informe final del convenio ORSTOM-Petroproducción, Paris, ORSTOM, 164 p
25.	Leary S, Sillitoe RH, Stewart PW, Roa KJ, Nicolson, BE (2016) Discovery, geology, and origin of the Fruta del Norte epithermal Au-Ag deposit, southeastern Ecuador. Economic Geology 111:1043-1072
26.	Litherland M, Fortey NJ, Beddoe-Stephens B (1992) Newly discovered Jurassic skarn fields in the Ecuadorian Andes. Journal of South American Earth Sciences 6:67-75
27.	Litherland M, Aspden JA, Jemielita RA (1994) The metamorphic belts of Ecuador. Overseas Memoir of the British Geological Survey, no. 11, 147 pp
28.	Lowell, D. J., 2005, Warintza Project: Internal report for Lowell (Solaris Resources) Mineral Exploration, 15 p.
29.	Lowell, J. D., and Guilbert, J. M., 1970, Lateral and vertical alteration-mineralization zoning in porphyry ore deposits: Economic Geology, v. 65, p. 373–408.
30.	Puente, C., 2001, Warintza Este, Exploración Geológica Previa a la fase de Perforaciones, Provincia de Morona Santiago, SE Ecuador.
31.	Richards, J. P., 2003, Tectono-magmatic precursors for porphyry Cu-(Mo-Au) deposit formation: Economic Geology, v. 98, p. 1515–1533.
32.	Richards, J. P., 2005, Cumulative factors in the generation of giant calc-alkaline porphyry deposits, in Super porphyry Cu and Au deposits – a global perspective: PGC Publishing, p. 7–26.
33.	Roa, K. J., 2017, NI 43-101 Technical Report on the Lost Cities – Cutucu Exploration Project, Province of Morona-Santiago, Ecuador.
34.	Romeuf N, Aguirre L, Soler P, Féraud G, Jaillard E, Ruffet G (1995) Middle Jurassic volcanism in the Northern and Central Andes. Revista Geológica de Chile 22:245-259
35.	Ronning, P., and Ristorcelli, S., 2006, Technical Report, Warintza Project, Ecuador: Lowell (Solaris Resources) Mineral Exploration LLC, 138 p.
36.	Ronning, P., and Ristorcelli, S., 2018, Technical Report, Warintza Project, Ecuador: Equinox Gold Corp. and Solaris Copper Inc., 128 p.
37.	Sillitoe, R. H., 2000, Au-rich porphyry deposits: descriptive and genetic models and their role in exploration and discovery: Reviews in Economic Geology, v. 13, p. 315–345.
38.	Sillitoe, R. H., 2005, Supergene oxidized and enriched porphyry Cu and related deposits: Society of Economic Geology 100th Anniversary Volume, p. 723–768.
39.	Sillitoe, R. H., and Thompson, J. F. H., 2006, Changes in mineral exploration practice: consequences for discovery: Society of Economic Geologists Special Publication, v. 12, p. 193–219.
40.	Sillitoe, RH (2010) Porphyry Cu systems. Economic Geology 105:3-41
41.	Sillitoe RH, Perelló J (2005) Andean Cu province: Tectonomagmatic settings, deposit types, metallogeny, exploration, and discovery. Economic Geology 100th Anniversary Volume, 845-890
42.	Spikings RA, Winkler W, Seward D, Handler R (2001) Along-strike variations in the thermal and tectonic response of the continental Ecuadorian Andes to the collision with heterogeneous oceanic crust. Earth Planet Science Letters 186:57-73.
43.	Sivertz, G., Ristorcelli, S., Hardy, S., and Hoffert, J., 2006, Technical Report Update on the Cu, Au, and Ag Resources and Pit Optimizations, Mirador Project, Ecuador: Corriente Resources Inc., 144 p.
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MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

45.	Vaca, E., and León, J., 2001, Proyecto Warintza, Anomalías Central y Oeste; Evaluación Inicial y Recomendaciones de las Fases de Perforación.
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27.1	Additional Internal Documentation and References

47.	GeoSystems International, Inc.: Warintza Project, Informe Visita a Proyecto y Laboratorio de Preparación. de Muestras, ALS, Quito, Ecuador. Preparado para Lowell (Solaris Resources) Mineral Exploration Ecuador S.A., Solaris Inc. November 4, 2021, 50 pp.
48.	GeoSystems International, Inc.: Warintza Project. Informe de Visita a Laboratorio de Análisis de Muestras, ALS Chemex Lima, Perú. Preparado para Lowell (Solaris Resources) Mineral Exploration Ecuador S.A., Solaris Inc. February 3, 2022, 3 pp.
49.	GeoSystems International, Inc.: Memo Informe Visita Febrero 24; 8 Marzo 2024, 18pp.
50.	GeoSystems International, Inc.: Memo Revisión Base de Datos, 31 Marzo 2024, 12pp.
51.	GeoSystems International, Inc.: Modelo_ZMIN_28-03-2024.
52.	GeoSystems International, Inc.: Modelo_ZMIN_31-03-2024.
53.	GeoSystems International, Inc.: Modelo_ALTER_14-04-2024.
54.	GeoSystems International, Inc.: Modelo_LITO_15-04-2024.
55.	GeoSystems International, Inc.: QA/QC program: Precision Evaluation Report. Principal Lab ALS. Field Duplicate (FD) Analysis. A. Carrazana, 2024-05-04.
56.	GeoSystems International, Inc.: QA/QC program: Accuracy Evaluation Report. Principal Lab ALS. Certified Reference Materials (CRM) Analysis. A. Carrazana. 2024-05-04.
57.	GeoSystems International, Inc.: QA/QC program: Contamination Evaluation Report. Principal Lab ALS. Blanks (BK) Analysis. A. Carrazana. 2024-05-04.
58.	GeoSystems International, Inc.: QA/QC program: Precision Evaluation Report. Interlaboratory Check Assays Analysis Pulp Duplicate (PB). A. Carrazana. 2024-04-21.
59.	GeoSystems International, Inc.: QA/QC program: Accuracy Evaluation Report. Secondary Lab BV. Certified Reference Materials (CRM) Analysis. A. Carrazana. 2024-04-26.
60.	GeoSystems International, Inc.: QA/QC program: Contamination Evaluation Report. Secondary Lab BV. Blanks (BK) Analysis. A. Carrazana. 2024-04-20.
61.	Lowell Mineral Exploration: Guía de Métodos de Ensayos Geoquímicos y Físicos. Testigos de Perforación. Proyecto Warintza. Fecha: 01 Setiembre 2021. 1-11 pp.
62.	Lowell Mineral Exploration: PROCEDIMIENTO DE REGISTRO Y RESPALDO FOTOGRÁFICO A SONDAJES DDH. PROYECTO WARINTZA. Fecha: mayo 2020 v1, actualización octubre 2021. 1-16 pp.
63.	Lowell Mineral Exploration: PROCEDIMIENTO DE MUESTREO (TESTIGOS DE PERFORACIÓN). PROYECTO WARINTZA. Fecha: mayo 2020 v1, octubre 2020 v2, actualización octubre 2021. 1-20 pp.
64.	Lowell Mineral Exploration: PROCEDIMIENTO DE MUESTREO DE PULPAS. PROYECTO WARINTZA. Fecha: octubre 2020 v1, actualización agosto 2021. 1-12 pp.
65.	Lowell Mineral Exploration: PROCEDIMIENTO DE PERFORACIÓN. PROYECTO WARINTZA. Fecha: mayo 2020 v1, actualización octubre 2021. 1-13 pp.
66.	Lowell Mineral Exploration: Protocolo de QA/QC. Manual de cálculos y fórmulas. PROYECTO WARINTZA. Noviembre 2021 v1. 1-13 pp.
67.	Lowell Mineral Exploration: PMW-BOD-PRO-001-A3_Procedimiento Control y Regularización de Testigos de Perforacion_V3.

MRE Update - NI 43-101 Technical Report, Warintza Project, Ecuador Effective Date: July 1, 2024

68.	Lowell Mineral Exploration: PMW-BOD-MAN-014-A3_Guia de metodos de ensayos Geoquimicos y fisicos_V2.
69.	Lowell Mineral Exploration: PMW-BOD-PRO-011-A3_Procedimiento de Corte de Testigos_V2
70.	Lowell Mineral Exploration: PMW-BOD-PRO-012-A4_Procedimiento de Muestreo y Envío a Laboratorio_V3.
71.	Lowell Mineral Exploration: PMW-BOD-PRO-013-A2_Procedimiento Traslado de muestras_V1.
72.	Lowell Mineral Exploration: PMW-BOD-PRO-015-A3_Procedimeinto de Muestreo de Pulpas_V2.
73.	Lowell Mineral Exploration: PMW-BOD-PRO-010-A1_Procedimiento Elaboración de tablas Qa-Qc_V1.
74.	Lowell Mineral Exploration: PMW-BOD-PRO-003-A4 _Procedimiento Mapeo Estructural_V3.
75.	Lowell Mineral Exploration: PMW-BOD-PRO-004-A2_Procedimiento de Modelamiento Estructural_V1.
76.	Lowell Mineral Exploration: PMW-BOD-PRO-005-A2_PLT.
77.	Lowell Mineral Exploration: PMW-BOD-PRO-005-A2_Procedimiento Ensayo de carga puntual_V2.
78.	Lowell Mineral Exploration: PMW-BOD-PRO-006-A3_Procedimiento Mapeo Geotecnico_V2.
79.	Lowell Mineral Exploration: PMW-BOD-PRO-009-A3_Procedimiento para la toma de muestras de densidad de roca_V3_V3.
80.	Lowell Mineral Exploration: PMW-BOD-PRO-018-A3_Procedimiento de Logueo Geológico a Detalle_V2.
81.	Lowell Mineral Exploration: PMW-BOD-PRO-023-A1_Procedimiento de Modelamiento Geologico_V1.
82.	Lowell Mineral Exploration: PROC_Mapeo_WARINTZA_MAYO2020_v01.
83.	Lowell Mineral Exploration: PROC_MapWARINTZA_01022024.
84.	Lowell Mineral Exploration: PROCESO PARA EL LOGUEO DE RECURSOS FUSION 20240320.
85.	Lowell Mineral Exploration: Annual: EC_WA_QAQC_2022_MAR_DIC_2022.
86.	Lowell Mineral Exploration: EC_WA_QAQC_2023_I_TRIMESTRE_2023.
87.	Lowell Mineral Exploration: EC_WA_QAQC_2023_II_TRIMESTRE_2023.
88.	Lowell Mineral Exploration: EC_WA_QAQC_2023_III_TRIMESTRE_2023.
89.	Lowell Mineral Exploration: EC_WA_QAQC_2023_IV_TRIMESTRE_2023.
90.	Lowell Mineral Exploration: Gravedad especifica SPG03 con parafina (6).
91.	Lowell Mineral Exploration: Acreditación 17025 ALS-Marzo 2022-2026.
92.	Lowell Mineral Exploration: ALS Geochemistry Certificate Lima ISO 17025.
93.	Lowell Mineral Exploration: Certificate A2LA 2185-05_UIO Bureau Veritas.
94.	Lowell Mineral Exploration: INSPECTORATE SEDE CALLAO Certificado Renovación Nov.
95.	Lowell Mineral Exploration: INSPECTORATE SEDE MILLER Certificado RENOVACIN_nov.